Table of Contents UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (Mark one) ☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025. OR TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ______ to ______. Commission File Number: 001-39420 RACKSPACE TECHNOLOGY, INC. (Exact name of registrant as specified in its charter) Delaware 81-3369925 (State or other jurisdiction of incorporation or organization) (IRS Employer Identification No.) 19122 US Highway 281 N. Suite 128 San Antonio, Texas 78258 (Address of principal executive offices, including zip code) 1-800-961-4454 (Registrant's telephone number, including area code) Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Common stock, par value $0.01 per share RXT The Nasdaq Stock Market LLC Securities registered pursuant to Section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑ Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑ Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐ Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Table of Contents Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☑ Emerging growth company ☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑ The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2025, the last business day of our most recently completed second fiscal quarter, was $131 million based upon the closing price of such shares on the Nasdaq Stock Market LLC on such date. On March 2, 2026, 246,914,399 shares of the registrant’s common stock, par value $0.01 per share, were outstanding. DOCUMENTS INCORPORATED BY REFERENCE Portions of the registrant's definitive Proxy Statement relating to the 2026 Annual Meeting of Stockholders are incorporated herein by reference into Part III of this Annual Report on Form 10-K to the extent stated herein. Such Proxy Statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended December 31, 2025.

Table of Contents RACKSPACE TECHNOLOGY, INC. TABLE OF CONTENTS PART I Item 1. Business 7 Item 1A. Risk Factors 17 Item 1B. Unresolved Staff Comments 45 Item 1C. Cybersecurity 46 Item 2. Properties 48 Item 3. Legal Proceedings 48 Item 4. Mine Safety Disclosures 48 PART II Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 49 Item 6. [Reserved] 50 Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 51 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 87 Item 8. Financial Statements and Supplementary Data 88 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 155 Item 9A. Controls and Procedures 155 Item 9B. Other Information 156 Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 156 PART III Item 10. Directors, Executive Officers and Corporate Governance 157 Item 11. Executive Compensation 157 Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 157 Item 13. Certain Relationships and Related Transactions, and Director Independence 157 Item 14. Principal Accountant Fees and Services 157 PART IV Item 15. Exhibits and Financial Statement Schedules 158 Item 16. 10-K Summary 158 Signatures 163

Table of Contents COMMONLY USED OR DEFINED TERMS Term Definition 2017 Incentive Plan Rackspace Technology, Inc. Equity Incentive Plan 2020 Incentive Plan Rackspace Technology, Inc. 2020 Equity Incentive Plan 3.50% FLSO Senior Secured Notes First lien second out senior secured notes due 2028 3.50% FLSO Senior Secured Notes Indenture Indenture governing the 3.50% FLSO Senior Secured Notes 3.50% Notes Indenture Indenture governing the 3.50% Senior Secured Notes 3.50% Senior Secured Notes 3.50% Senior Secured Notes due 2028 5.375% Notes Indenture Indenture governing the 5.375% Senior Notes 5.375% Senior Notes 5.375% Senior Notes due 2028 ABRY ABRY Partners, LLC and ABRY Partners II, LLC, collectively AI Artificial intelligence Annual Report Annual Report on Form 10-K for the year ended December 31, 2025 APJ Asia Pacific and Japan Apollo Apollo Global Management, Inc. and its subsidiaries ASC Accounting Standards Codification ASC 420 Accounting Standards Codification No. 420, Exit or Disposal Cost Obligations ASC 606 Accounting Standards Codification No. 606, Revenue from Contracts with Customers ASC 842 Accounting Standards Codification No. 842, Leases ASC 860 Accounting Standards Codification No. 860, Transfers and Servicing ASU Accounting Standards Update AWS Amazon Web Services Board Board of Directors of Rackspace Technology, Inc. Citi Citibank, N.A. Datapipe Datapipe Parent, Inc. E.U. European Union EBITDA Earnings before interest, taxes, depreciation, and amortization EMEA Europe, Middle East and Africa EPS Earnings per share ESPP Employee Stock Purchase Plan Exchange Act Securities Exchange Act of 1934, as amended FASB Financial Accounting Standards Board First Lien Credit Agreement Credit agreement governing the Senior Facilities FLFO Term Loan Facility First lien first out senior secured term loans FLSO Term Loan Facility First lien second out senior secured term loans GAAP Accounting principles generally accepted in the United States of America GenAI Generative AI Incentive Plans 2017 Incentive Plan and 2020 Incentive Plan, together Inception Parent Inception Parent, Inc. Indentures 5.375% Notes Indenture, 3.50% Notes Indenture and 3.50% FLSO Senior Secured Notes Indenture, together IRC Internal Revenue Code IRS U.S. Internal Revenue Service LIBOR London Interbank Offered Rate MD&A Management's Discussion and Analysis of Financial Condition and Results of Operations MEIA Master Economic Incentives Agreement

Table of Contents MOIC Multiple of invested capital Nasdaq The Nasdaq Stock Market LLC New First Lien Credit Agreement Credit agreement governing the New Senior Facilities New Revolving Credit Facility Senior secured first lien first out revolving credit facility New Senior Facilities FLFO Term Loan Facility, FLSO Term Loan Facility and New Revolving Credit Facility, together Prior Revolving Credit Facility Senior secured first lien revolving credit facility PNC PNC Bank, National Association PSUs Performance stock units R&D Research and development Rackspace Acquisition November 3, 2016 acquisition of Rackspace Hosting, Inc. (now named Rackspace Technology Global, Inc.) by Inception Parent, Inc. Rackspace Hosting Rackspace Hosting, Inc. Rackspace Technology Rackspace Technology, Inc. Rackspace Technology Global Rackspace Technology Global, Inc. Rackspace US Rackspace US, Inc. Rackspace Finance Rackspace Finance, LLC Rackspace Finance Holdings Rackspace Finance Holdings, LLC Receivables Purchase Facility Accounts receivable purchase agreement entered into on September 29, 2023 RSUs Restricted stock units SaaS Software-as-a-service SEC Securities and Exchange Commission Securities Act Securities Act of 1933, as amended Senior Facilities Term Loan Facility and Prior Revolving Credit Facility, together SG&A Selling, general and administrative SOFR Secured Overnight Financing Rate SPV Special purpose vehicle SSP Standalone selling price Term Loan Facility Senior secured first lien term loan facility U.K. United Kingdom U.S. United States

Table of Contents - 6 - SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS This Annual Report contains certain information that may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. While we have specifically identified certain information as being forward-looking in the context of its presentation, we caution you that all statements contained in this report that are not clearly historical in nature, including statements regarding anticipated financial performance, management’s plans and objectives for future operations, business prospects, market conditions, and other matters are forward-looking. Forward- looking statements are contained principally in the sections of this report entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Without limiting the generality of the preceding sentence, any time we use the words “expects,” “intends,” “will,” “anticipates,” “believes,” “confident,” “continue,” “propose,” “seeks,” “could,” “may,” “should,” “estimates,” “forecasts,” “might,” “goals,” “objectives,” “targets,” “planned,” “projects,” and similar expressions, we intend to clearly express that the information deals with possible future events and is forward-looking in nature. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. Forward-looking information involves risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied in, or reasonably inferred from, such statements, and the risks and uncertainties disclosed or referenced in Part I Item 1A. of this report under the heading “Risk Factors.” Therefore, caution should be taken not to place undue reliance on any such forward-looking statements. Much of the information in this report that looks toward future performance of the company is based on various factors and important assumptions about future events that may or may not actually occur. As a result, our operations and financial results in the future could differ materially and substantially from those we have discussed in the forward-looking statements included in this Annual Report. We assume no obligation (and specifically disclaim any such obligation) to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. TRADEMARKS, TRADE NAMES AND SERVICE MARKS “Rackspace,” “Rackspace Technology,” “Fanatical,” “Fanatical Experience,” “Rackspace Fabric,” Rackspace Data Freedom,” “Rackspace Services for VMware Cloud™” and “MyRackspace” are registered or unregistered trademarks of Rackspace US, Inc. in the U.S. and/or other countries. OpenStack® is a registered trademark of OpenStack, LLC and OpenStack Foundation in the U.S. Solely for convenience, trademarks, trade names and service marks referred to in this Annual Report may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. Other trademarks, trade names and service marks appearing in this Annual Report are the property of their respective holders. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

Table of Contents - 7 - PART I ITEM 1 – BUSINESS Overview Rackspace Technology is a leading end-to-end hybrid cloud and AI solutions company. We serve as a trusted operator of the full technology stack, from governed private cloud infrastructure to AI deployed in production environments. From edge to core to cloud, we design, integrate and operate the infrastructure, data foundations and software platforms required to deliver business outcomes with predictable cost, resilience, security and compliance. Our solutions are purpose-built for regulated and mission-critical environments where uptime, data sovereignty and operational accountability are essential. Cloud infrastructure has become the foundation of enterprise technology and AI is now reshaping how that infrastructure must be designed, operated and governed. Businesses have accelerated their adoption of cloud technologies driven by: • Explosive growth in data volumes and the need for scalable, flexible infrastructure to process and manage them efficiently across an expanding range of workloads. • The need to compete with “digital natives” (technology companies that began their existence online in the digital age and do not have legacy infrastructure or technology to maintain and support). • The emergence of AI as a transformative business capability, no longer simply a tool for optimizing performance, but a fundamental reshaping of how enterprises operate, compete and deliver value. In addition, the cost to maintain a company-owned data center (known in industry parlance as “on-premises” or “on- prem” data centers) has become cost prohibitive since companies must constantly upgrade hardware, maintain physical infrastructure and constantly apply security patches to counteract emerging security threats. Companies are also looking to reduce their on-premises operations budgets to fund the build-out of their cloud management operations and skill base. AWS, Google Cloud and Microsoft Azure are now the established backbone of enterprise computing, continuously investing billions of dollars in infrastructure, AI services, security and product innovation no individual enterprise can match. VMware by Broadcom is a leading provider of private cloud technology, enabling enterprises to extend cloud operating models into governed, sovereign environments. Together, these platforms form the infrastructure layer on which modern enterprise technology runs and managing workloads effectively across them has become a defining challenge for organizations. AI is accelerating demand for governed, scalable infrastructure. The rapid growth of AI is fueling demand for increased compute, storage, and connectivity and we anticipate this secular trend to continue for the foreseeable future. The industry is rapidly evolving its solutions to accelerate AI in the enterprise. As AI moves from isolated experimentation into production, it is increasingly being embedded within core enterprise systems, financial processes, regulated workflows and customer-facing platforms. This is driving demand for modernized data foundations, high-performance infrastructure and operational models capable of governing AI workloads over time. This shift is also driving renewed demand for governed private cloud environments. As AI becomes embedded in data-sensitive and regulated workloads, enterprises are placing greater emphasis on architectures that provide enhanced control over data sovereignty, security and operational predictability, alongside their public cloud investments. The hybrid cloud paradigm brings additional complexity for businesses moving to the cloud. For many organizations, the foundational migration to cloud is well underway. The challenge today is different: optimizing complex, distributed environments for performance, cost and AI readiness wile maintaining the governance and compliance standards that regulated industries demand. Managing that complexity is not as simple as selecting a single platform. Realizing the full advantages of the cloud’s structural cost and agility requires ongoing effort. Workloads must continuously be evaluated for placement, architectures and cost efficiency. Code written for one environment often requires meaningful re-engineering to perform well in another. And the promise of cloud economics can quickly erode without disciplined operational oversight.

Table of Contents - 8 - Companies also face the challenge of managing multiple clouds. They often employ more than one cloud solution for several business reasons: • to prevent lock-in with any one cloud provider; • to ensure data storage redundancy and protect against business interruption; • to provide for enhanced security, compliance and governance; • to access business tools that may run better on one cloud platform versus another; or • to accommodate past decisions related to prior deployments and/or acquisitions, both of which can force most large companies into managing workloads situated across multiple environments. In addition, some business applications cannot migrate to the cloud and must remain on private cloud or on-premises infrastructure for various reasons: • Corporate governance requires data sovereignty for sensitive data such as financial or health information. • Older applications, often built in-house on older code, are not cloud-ready, and the cost of modernizing or replacing them outweighs the benefits of moving to the cloud. • Data egress fees (fees charged by the hyperscalers for moving data out of their storage environment) have highlighted the need to keep frequently-accessed data on non-hyperscaler platforms. As a result, businesses quickly find themselves in a hybrid cloud paradigm that includes two or more hyperscaler platforms, private cloud and data and applications that are hosted on-premises or in a colocation or managed hosting facility. In such a complex environment, even the most sophisticated IT organizations at the largest multinational companies require outside resources to manage their hybrid cloud strategy. Rackspace Technology is a leading hybrid cloud and AI solutions company. We help companies of all sizes manage these complexities and accelerate value realization from their cloud and AI investments. We serve as a trusted operator of the full technology stack, from governed private cloud infrastructure to AI deployed in production environments, with particular depth in regulated and mission-critical industries where uptime, data sovereignty and operational accountability are essential. Our solutions span edge, core, private cloud, public cloud and sovereign environments, designed to work as one coordinated system. Few companies have the internal resources required to assemble the breadth of expertise a hybrid cloud environment requires. Building a well-rounded and capable in-house team would require hiring experts on all three hyperscaler platforms as well as private cloud, colocation and managed hosting. We believe professionals with these skill sets are challenging for companies to source and hire because they generally prefer to work at a technology company. We believe this creates an opportunity for a partner like Rackspace Technology, by enabling organizations to fully leverage the power of hybrid cloud and deploy AI with the reliability, security and governance their environments require. Our team of 5,000 highly skilled Rackers, including consultants and engineers, partners with companies at every stage of their cloud transformation journey to: • select the right platforms and architectures aligned to their business objectives; • design and implement secure, scalable AI-ready infrastructure across public, private, and hybrid environments; • migrate and modernize legacy business applications and data systems; • strategically locate and manage growing volumes of associated data to minimize cost and business risk; • modernize data systems to support advanced analytics and AI; • deploy AI use cases into production with appropriate governance, guardrails and performance monitoring; • optimize cloud consumption through automation, financial governance and architectural refinement; and • operate and secure complex hybrid environments on an ongoing basis. We aim to be our customers’ most trusted advisor and operating partner in their path to cloud and AI transformation, accelerating the value of their cloud investments and enabling intelligent, data-driven innovation. We give customers the ability to make informed decisions when choosing the right technologies, and we recommend solutions based on each

Table of Contents - 9 - customer’s unique objectives. In this way, we empower our customers to harness the full benefits of cloud adoption and operationalize AI for measurable business objectives. We differentiate ourselves from other service providers by: • leveraging 25+ years of expertise in architecting and operating mission-critical workloads across private, public, hybrid, and multicloud environments; • automating to reduce the total cost of ownership for our customers; • delivering solutions that meet strict industry compliance standards and align with geographic, legal and data residency requirements, giving customers confidence their workloads and data remain secure and under the proper controls; • providing our renowned Fanatical Experience for our customers; • maintaining close relationships with major technology providers – AWS, Google Cloud, Microsoft Azure, VMware by Broadcom, Dell Technologies and Palantir Technologies; • providing a full suite of cloud services across public and private cloud, as well as managed hosting and colocation services, so that enterprises can cost-effectively maintain legacy applications that are not cloud-ready while migrating their business to the cloud gradually; and • providing services that span the life cycle of transformation from Day 0 – Strategy, Day 1 – Transformation, and Day 2 – Run Operations. We have a culture of innovation that permeates all that we do. Our Rackers gather insights from customers, cloud partners and each other to design, implement and operate advanced cloud environments. With our deep technical expertise, we build solutions alongside our customers to solve their most complex business challenges and explore their most promising business opportunities. Our tight-knit relationships with leading cloud partners enable Rackers to be on the front lines of cloud technology and among the first to utilize the latest capabilities of the cloud when our cloud partners launch new solutions. Our partnerships, Rackers and culture combine to position us to adopt new capabilities early and integrate them into our customer environments responsibly. We believe our expertise across hybrid cloud architecture, governed private cloud, data modernization and AI deployment, combined with our ability to operate these environments at scale, enables our customers to innovate faster and achieve their desired business outcomes. Our go-to-market and service-delivery strategy. Our business benefits from a highly efficient go-to-market strategy. Our sales efforts are led primarily by a team of over 350 quota-bearing representatives and customer success managers. Our ecosystem of partners serves as an extension of our direct sales force, providing a source of additional new business opportunities. Our customer engagement model begins with our professional services, where we partner with a customer to assess its objectives and design the best cloud strategy to meet its needs, and continues with our flexible recurring service offerings. We deliver our services to a global customer base through an integrated service delivery model. We have a presence in more than 60 cities around the world. This footprint allows us to better serve customers based in various countries, especially multinational companies requiring cross-border solutions. Our success has been recognized by third parties and customers alike. We served over 75,000 customers across 120 countries as of December 31, 2025. We are recognized in leading analyst firm reports, including the Gartner’s Market Guide for EHR Cloud Hosting and Migration Services, Everest Group’s Cloud Services for Mid-market Enterprises PEAK Matrix Assessment, IDC’s European Microsoft Azure Services Marketscape, Forrester’s AI Infrastructure Solutions Landscape, and multiple ISG Provider Lens reports focused on Public Cloud and Private/Hybrid Cloud and Data Center Solutions. In 2025 we received the following Provider Lens Leader designations for reports by ISG, a leading global technology research and advisory firm: Multi Public Cloud Services and Solutions, Cybersecurity Solutions and Services, Google Cloud Partner Ecosystem, AWS Partner Ecosystem, Microsoft AI and Cloud Ecosystem and Private/Hybrid Cloud - Data Center Services. ISG recognized Rackspace as a Product Challenger in Agentic AI Services, Advanced Analytics and AI Services and Generative AI Services, and Healthcare Digital Services.

Table of Contents - 10 - In addition, we have also received several industry partner awards. In 2023, we received the AWS SI Partner of the Year - NAMER, AWS Sustainability Partner of the Year - NAMER and AWS Education Partner of the Year – EMEA and VMware 2023 Lifecycle Services Award for the Americas Region, Dell Technologies Excellence in Server and Storage Sales, Americas and 2023 Microsoft Partner of the Year Azure Intelligent Data Platform, Data & AI- Singapore. In 2024, we were recognized as a strategic partner with Microsoft in Data & AI, and a Ready-Tier partner for Copilot Jumpstart. We achieved the AWS Small and Medium Business Competency and AWS Generative AI Competency and joined the AWS Generative AI Partner Innovation Alliance as a launch partner. We also received the Dell Technologies Global Alliances Service Provider of the Year, Americas. In addition, we received the Sustainability Impact Award from SustainableIT.org. In 2025, we were recognized as the AWS Global Collaboration Partner of the Year and also received the 2025 Dell Technologies Global Alliances EMEA Innovation Partner of the Year and 2025 Dell Technologies Global Alliances Marketing Partner of the Year. Our History Rackspace Technology’s predecessor company was founded in 1998, and was focused primarily on providing outsourced, dedicated IT infrastructure, primarily for small and mid-sized businesses. The predecessor company was publicly traded from its initial public offering in August 2008 until it was taken private in a leveraged buyout in November 2016. Rackspace Technology subsequently returned to the public markets through an initial public offering in August 2020. During the time that Rackspace Technology was a private company from 2016 to 2020, management focused on transforming the business to serve companies that were migrating to the cloud. This included forging and strengthening partnerships with the major infrastructure providers such as AWS, Google, Microsoft and VMware by Broadcom; enhancing the company’s service offerings, including professional services, managed security and data services; building an enterprise sales force and professional services-driven sales approach to penetrate a broader market opportunity; and expanding the company’s geographic presence. Today, we are a trusted partner to the global cloud ecosystem. We maintain close relationships with major cloud infrastructure and application vendors, enabling us to provide our customers with complete, unbiased hybrid cloud services, all through our single customer interface. Our Integrated Services Portfolio Effective on January 1, 2023, Rackspace Technology reorganized around a two-business unit operating model, Public Cloud and Private Cloud. Public Cloud and Private Cloud have very different business dynamics and require different skill sets and levels of investment to manage. This two-business unit operating model ensures increased focus, delivery and service quality for our customers. Beginning in 2023, we changed our segment reporting to reflect this reorganization under two reporting segments: Public Cloud and Private Cloud. The services across these two segments are described in more detail below: • Private Cloud: Rackspace Private Cloud enables our customers to achieve their business outcomes at our global data centers or in a colocation or edge facility strategic to our customers’ business objectives and connected by our RackConnectTM Global network service, virtual backbone, or provider-based network services. The Private Cloud product portfolio includes: • Programmatic Infrastructure: Programmatic Infrastructure is the foundation of Private Cloud and includes hardware and services for datacenter compute, network, and storage. We partner with OEMs like Dell, Cisco, Palo Alto Networks, and NetApp to provide standard offers at scale or solutions tailored to our customers’ specific needs. • Cloud Operating Systems: These services provide the operating layer for physical devices with a software defined data center from VMware by Broadcom or OpenStack. These offers include Enterprise, Business, Flex, and Anywhere packages to match our customers’ needs and locations. We also offer RMPK (a managed Kubernetes service). • Platform-as-a-Service: Our PaaS offers include RXDB (a privately hosted Database-as-a-Service solution specializing in High Availability NoSQL databases), RSDX (a team of database experts to manage and optimize your database estate), and SPOT (a unique cloud infrastructure offer auctioned in an open market as turnkey fully managed Kubernetes clusters).

Table of Contents - 11 - • Private Cloud Solutions: These solutions are specific to certain customer use cases including AI, ERP services like SAP and Oracle, Epic workloads for customers in our healthcare vertical, and Sovereign and Government-compliant services. • Private Cloud Services: To solve our customers’ challenges and meet them where they are in their digital transformation, we provide managed services, and professional services such as Elastic Engineering services, and security services. Additionally, our Rackspace Email service provides a fully managed email platform for customers and carriers. • Public Cloud: These offerings address the challenges of managing applications and data on the AWS, Microsoft Azure and Google Cloud public clouds. We bundle the underlying public cloud infrastructure with our expertise and experience, managed services and proprietary tools. While the infrastructure providers are responsible for their data centers, servers, storage, networking and operating system software, we help customers navigate, migrate, modernize, architect and deploy their applications on those leading public cloud platforms. After a migration, we manage, secure and optimize the customer’s environments on an ongoing basis using our tools, automation and expertise, while supporting the customer with robust service level agreements. These offerings do not require us to commit significant capital expenditures given that third parties provide the infrastructure. Within Public Cloud, we deliver innovative Cloud Offerings (pre-defined playbooks) that are delivered using services (Professional Services, Elastic Engineering, and Managed Services) to provide solutions to customer problems across all three public clouds (AWS, Azure, and Google Cloud). These solutions accelerate a "Do With" approach to cloud transformation and are enabled by Rackspace assets and accelerators. We take these solutions to our customers through four service lines - Cloud Platform, Cloud Apps, Cloud Security and Cloud Data. • Cloud Platform: The Cloud Platform Service Line focuses on providing platform-related services such as cloud strategy and architecture, platform and infrastructure migrations, and modern cloud infrastructure. The outcomes are to have a well-architected, optimized sustainable workloads on a cloud platform. • Cloud Apps: The application service line is focused on building and managing applications within a cloud technology stack. It involves building new cloud-native applications on AWS, Azure, and Google Cloud, as well as modernizing legacy applications through methods like re-platforming, container adoption, refactoring, and rewriting. • Cloud Security: We provide fully-integrated security solutions that combine cutting-edge technology with our in-house Security Operations Center to provide customers with threat detection, analysis and remediation capabilities. Additionally, we have integrated security platforms into our management tools to give our customers one view of their organization’s vulnerability and threats. We offer additional managed security services to customers in the areas of (i) security threat assessment and prevention, (ii) proactive threat detection and response, (iii) rapid remediation, (iv) governance, risk and compliance assistance across multiple cloud platforms and (v) Privacy and Data Protection services, including detailed access restrictions and reporting. Our 24x7x365 Customer Security Operations Center is staffed by experienced Global Information Assurance Certification (GIAC) security analysts. • Cloud Data: Cloud Data Services are dedicated to helping customers accelerate the adoption of modern data solutions while enabling their business transformation. Leveraging our IP, delivery frameworks, and reference architectures, we provide professional services and managed services across Data Modernization, Cloud Native Data Platforms, Self Service Analytics, AI, and Machine Learning across AWS, Azure, and Google Cloud.

Table of Contents - 12 - In June 2023, we launched Foundry for Artificial Intelligence (FAIRTM) to help organizations responsibly accelerate AI adoption—from ideation through production. As AI became central to how we operate and deliver value, FAIR evolved with it. Today, those capabilities come together as Rackspace AI—a comprehensive portfolio of AI services and solutions that combines infrastructure, cloud-native services, and deep expertise to help organizations scale AI from experimentation to enterprise production. Designed to support secure, regulated, and mission critical-workloads across private cloud, hyperscalers, and edge environments, Rackspace AI gives organizations the flexibility and confidence to deploy AI where it delivers the greatest impact. We offer professional services across our entire portfolio, including hybrid solutions, AI, applications, security and data. As part of our professional services process, we meet customers at every stage of their cloud journey and design solutions focused on modernizing their infrastructure and applications to enhance the value of their cloud technologies. This process often serves as the starting point for new business opportunities; following our initial professional services engagement, a customer will typically use any combination of our managed services under long-term contracts, and will often use our professional services multiple times as their technology needs continue to evolve. For some new customer relationships, the early stages of the relationship can be weighted toward infrastructure revenue; in these cases, our customer success sales team is tasked with up-selling and cross-selling additional services, including professional services, to enhance the overall customer relationship. Our Technology Platform Our technology platform is at the center of the Fanatical Experience that we deliver to customers. Our technologies focus on removing the complexities of hybrid deployments, unifying compelling aspects of the experience for our customers and enabling us to deliver scalable solutions. • Innovative automation drives efficiency for us and our customers, enabling us to rapidly and consistently deliver our solutions across multiple products and clouds at scale. Data center automation provides services and applications to automate provisioning, configuring and the decommissioning of data center infrastructure. UIPath Robotic Process Automation is deployed across our business to automate repetitive tasks. • AIOps is a new field of software that combines monitoring, machine learning and automation to enhance IT operations. Our AIOps platform correlates monitoring events across our customers’ physical and virtual devices into a single incident or problem, significantly reducing the time to resolution for complex incidents. We developed a first-of-its-kind multi-tenant AIOps solution that processes millions of compliance-related events each month. • Predictive operations enables our data scientists to build sophisticated models to provide actionable insights to our business leaders, increasing our agility and ability to identify opportunities that enhance our customer relationships. • Self-service APIs enable our customers to access data and resources programmatically, extending our automation and service delivery into their native tools and processes. We support integration with our ticketing systems to enable two-way integrated support workflows and billing system integration to enable access to consolidated billing data in hybrid cloud environments. Additionally, our pre-built integration with ServiceNow enables enterprise customers to simplify connectivity between our tools and ServiceNow. • Rackspace Technology digital web portals service over 500,000 active monthly users and support product specific self-service, insights, account management, security management, ticketing and billing. These portals are unified with our custom framework and design language, Pilot and Helix, providing a consistent experience and integrated navigation between our product lines and features. Our custom identity management system authenticates access to our user interfaces and APIs. This includes federation capabilities to integrate with our customers’ identity providers. • Unified billing enables us to deliver an integrated single invoice for customers across all cloud deployments. Our systems extract and rerate bills from public cloud hyperscalers and merge data from our products and services to generate a single invoice each month, while applying sophisticated billing and discount models. • Service management applications ensure scale, speed, quality and consistency in our service delivery. These applications, including our custom CORE and Encore tools, support configurable rules and routing engines, integrated escalation management, detailed queue management and management visibility and reporting. These tools are augmented with sophisticated workforce management solutions to manage work shifts by utilizing historical data and trends across ticketing, chat and telephony, to maintain and appropriately staff our 24x7x365 operations.

Table of Contents - 13 - Our Growth Strategies In order to continue to drive growth and capture our large market opportunity, key elements of our growth strategies include: • growing our private cloud business with new solutions, such as Rackspace Software Defined Datacenter, Healthcare Cloud, Sovereign Cloud, Private AI Cloud and Edge; • building innovative solutions to broaden our portfolio, including scaled cloud-native solutions on our public cloud platforms and full-stack cloud offerings for infrastructure, applications data, and AI; • accelerating sales motions to defend our commercial business, expanding into mid-market and selectively targeting enterprise customers with our differentiated solutions both horizontally and vertically; • identifying new areas with unmet needs and making smart technology bets to capture those opportunities ahead of the trend. For example, new product offerings such as Rackspace Data Freedom and Managed Kubernetes introduced to claim previously-unfilled white space in the cloud market; • igniting the Racker Culture of innovation and Fanatical Experience for our customers and building on our unique culture by living our core values, embracing a growth mindset and operating with speed while celebrating accomplishments; • expanding automation to drive operational effectiveness and continuous process improvement for ourselves and our customers while remaining ahead of the competition in automation and building on our advantage; • focusing on a holistic strategy enabling optionality for our customers on their AI journey through innovative services and solutions and supporting inferencing and fine-tuning workloads with hybrid AI infrastructure. Additionally, we have implemented AI to enhance cloud optimization and management, incorporating AI into our operations and business, driving AI-powered insights; and • engaging in strategic partnerships, such as Palantir Technologies to advance our AI offerings. Our Competition We believe our technology and services expertise positions us well to compete with other technology and services providers. We face competition primarily from: • In-house IT departments of our customers and potential customers provide services for their respective organizations, but typically need help scaling large technology environments and maximizing the value from their cloud investments, especially when speed, cost and innovation are key constraints. • Traditional global IT systems integrators, such as Accenture, Atos, Capgemini, Cognizant, Deloitte, DXC Technology and Kyndryl, offer consulting and outsourcing, in a labor-intensive model, for large enterprise customers. Many of these businesses largely support legacy technologies and, where cloud capabilities exist, legacy revenue streams disincentivize these companies from fully embracing cloud technologies. • Cloud service providers and digital systems integrators provide either consultation and implementation services for digital workflows or cloud services for a single cloud vendor. The solutions offered by these companies are often narrow in scope and are not well-suited for companies with complex hybrid cloud objectives. • Regional managed services providers use a local go-to-market approach, and provide cloud services within a single region or few regions. These companies are unable to serve the full needs of multinational customers. • Colocation providers, such as Equinix, CyrusOne and QTS, provide secure environments for hardware and access to network connectivity. We believe that these companies provide limited services differentiation, and their customers do not benefit from the economics of cloud-based technologies. We believe the principal competitive factors in our market include, but are not limited to: • Focus on the cloud • Technology and services expertise • Customer experience

Table of Contents - 14 - • Speed of innovation • Strength of relationships with technology partners • Automation and scalability • Standardized operational processes • Geographic reach • Brand recognition and reputation • Price We believe that we compare favorably on the basis of the factors listed above. However, many of our competitors have: substantially greater financial, technical and marketing resources; relationships with large vendor partners; larger global presence; larger customer bases; longer operating histories; greater brand recognition; and more established relationships in the industry than we do. Furthermore, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. Our Customers We serve a wide range of customers across geography, size and industry. • Geography. We serve a global customer base. As of December 31, 2025, we served over 75,000 customers in over 120 countries. • Size. We have a strong presence with customers of all sizes, including enterprise businesses (revenue in excess of $3 billion), mid-market businesses (revenue of $300 million to $3 billion) and commercial customers (revenue less than $300 million). • Industry. We serve customers across all sectors, including highly regulated industries with complex security, compliance and governance requirements. We have low customer concentration; no customer represented 6% or more of our total revenue in 2025. Our Approach to Partnerships We benefit from differentiated partnerships with major public and private cloud providers and advanced data and AI platform companies, including AWS, Microsoft Azure, Google Cloud, VMware by Broadcom, and Palantir Technologies. Together, these partnerships position us as an orchestrator of AI workloads, enabling customers to modernize, operationalize AI, and drive measurable business outcomes. Our partnerships provide us a competitive advantage spanning across multiple disciplines, including: • Comprehensive alignment: We work with major technology partners through a systematic engagement model across six key areas of our business: executive, alliances, solutions, marketing, sales, and service delivery to ensure alignment on key initiatives. We operate strategic programs that include solutions milestones, performance reviews and long-term strategic initiatives. • New business opportunities: Our sales teams and pre-sales engineering experts work with sales teams at technology partners to offer bundled solutions through a combined go-to-market effort. This results in a more compelling value proposition and greater value for our mutual customer. We believe our partners view us as a top services partner for their cloud technologies, as we are often cited as a ‘go-to’ services vendor for new business opportunities. • Innovative solutions: We work closely with our partners’ product engineering teams as the baseline for our roadmap development and to provide input into our partners’ development plan. This critical input allows us and our partners to develop complementary services and technology. This has helped us arrive and stay at the forefront of innovation well before our competitors, and develop services and tools related to emerging technologies such as cloud-native application development, machine learning and AI.

Table of Contents - 15 - • Cloud, data and AI platform integration: We collaborate with strategic partners to integrate secure cloud infrastructure with advanced data and AI platforms, enabling customers to operationalize AI at scale. Through joint solution development and delivery, we help customers unify data, deploy AI use cases in production and build resilient operating models that support mission-critical workloads. We believe these relationships are beneficial to us, our partners and our customers. We and our partners both receive critical inputs for further innovation and benefit from joint go-to-market initiatives, while our customers are able to maximize their use of innovative technologies more efficiently, reduce time-to-market and remain competitive. Sales and Delivery Our services are sold via a global direct sales team of over 130 sales representatives and over 600 service delivery managers as of December 31, 2025, through third-party channel partners and through online orders on our website. Our sales model is based on both distributed and centralized sales teams with leads generated from customer referrals, channel partners and corporate marketing efforts. Professional services are at the core of our consultative sales model and often serve as the gateway to our platform. For new business opportunities, our professional services organization engages closely with a customer to assess and design the best cloud solution for that customer. This is often the first step toward a long-term services agreement with a customer where we manage a customer’s cloud operations and give them the flexibility to evolve their spend with us as their needs change over time. Our network of channel and technology partners also plays an important role in our sales efforts. Our channel partners - including management and technical consultancies, technology integrators, software application providers, value-added resellers and web developers - serve as a source of new business opportunities, primarily for small and medium-sized customers. Our technology partners serve as an extension of our sales force, often leading to new business opportunities as their customers recognize the need for a services partner to make the best use of their technology investments. In some cases, we collaborate directly with these partners on go-to-market efforts. Our customer success team includes over 290 Rackers and engages in client relationship, contract management, managing deliverables, client retention and growth of our install base. This team is responsible for understanding the existing customers’ changing business needs and translating them into IT requirements, resulting in successful project execution or alignment of our other service offerings. Our Culture At the heart of Fanatical Experience is our unique culture. We invest in the recruitment, development and retention of our Rackers. Inclusion and diversity are top priorities for our company; we attract and cultivate top talent from around the world with diverse backgrounds and a range of expertise. We are highly selective. In our quest to hire the best talent, less than 1% of all applicants are offered positions. We strive to ensure our employees are not just technical experts, but also obsessed with customer outcomes and delivering Fanatical Experience. We offer Rackers various professional development opportunities through Rackspace University, along with award- winning onboarding and leadership development programs, enabling them to enhance their capabilities across technologies and further their professional growth. Our Rackers are passionate about serving our communities as well. Rackspace Technology provides a minimum of 40 hours of paid time for each Racker to volunteer annually, with over 19,000 volunteer hours logged for the year ended December 31, 2025. The Rackspace Foundation, a Racker-funded nonprofit organization, has been supporting underserved San Antonio-area schools through charitable grants since 2008.

Table of Contents - 16 - Our Employees As of December 31, 2025, we employed approximately 5,000 Rackers in 22 countries, including 1,800 Rackers in North America, 800 Rackers in EMEA, and 2,400 Rackers in APJ. Of our North American Rackers, approximately 500 work from our corporate headquarters in San Antonio, Texas. As of December 31, 2025, approximately 70% of all Rackers were classified as work-from-home. None of our employees are represented by a collective bargaining agreement, nor have we experienced any work stoppages. Seasonality Our business is not materially affected by seasonal trends. Other Information Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements for our annual stockholders’ meetings and amendments to those reports are available free of charge on our website, www.rackspace.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this Annual Report. The SEC maintains an internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can review copies of these documents on the SEC's website. The SEC’s website address is www.sec.gov. Any references to websites are intended to be inactive textual references only.

Table of Contents - 17 - ITEM 1A – RISK FACTORS Summary Our ability to execute our strategies is subject to certain risks and uncertainties, including but not limited to the risks described under the heading “Risk Factors” immediately following this summary. These risks and uncertainties could adversely affect our business, reputation, financial condition, results of operations, cash flows and the trading price of our common stock and may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our strategies. Some of the more significant challenges and risks we face include the following: • attracting new customers, retaining existing customers and selling additional services and comparable gross margin services to our customers; • risks associated with general economic conditions and uncertainties affecting markets in which we operate and economic volatility that could adversely impact our business, including fluctuating interest rates; • our ability to successfully execute our strategies and adapt to evolving customer demands, including the trend to lower-gross margin offerings; • risk associated with impairment of goodwill, intangible assets or other long-lived assets; • risks associated with our substantial indebtedness and our obligations to repay such indebtedness; • our failure to maintain compliance with Nasdaq’s continued listing requirements, including the $1.00 per share minimum bid price requirement, could result in our common stock’s delisting from Nasdaq, negatively impacting its market price, liquidity and our ability to access capital markets; • the loss of, and our reliance on, third-party providers, vendors, consultants and software; • competing successfully against current and future competitors; • security breaches, cyber-attacks and other interruptions to our and our third-party service providers’ technological and physical infrastructures; and • our ability to meet our service level commitments to customers, including network uptime requirements. Risk Factors In addition to the other information set forth in this report, you should carefully consider the risks and uncertainties described below, which could materially and adversely affect our business, financial condition and results of operations. In addition, past financial performance may not be a reliable indicator of future performance and historical trends may not predict results or trends in future periods. Risks Related to Our Business If we are unable to attract new customers, retain existing customers and sell additional services at comparable gross margins to customers, our revenue and results of operations could be adversely affected. Our ability to maintain or increase our revenues and profit may be impacted by a number of factors, including our ability to attract new customers, retain existing customers and sell additional products and services to our customers at comparable gross margins. In addition, we have and expect to continue to incur higher customer acquisition and retention costs and, to the extent we are unable to retain and sell additional services to existing customers, our revenue and results of operations may decrease. Growth in the demand for our services may be inhibited and we may be unable to profitably maintain or grow our customer base for a number of reasons, such as: • our inability to develop and/or provide compelling services or effectively market them to new and existing customers; • loss of favorable relationships with our third-party cloud platform providers;

Table of Contents - 18 - • customer migration to platforms that we do not have expertise in managing; • the inability of customers to differentiate our services from those of our competitors or our inability to effectively communicate such distinctions; • the decision of customers to host internally, in third-party cloud infrastructure, or in third-party colocation facilities as an alternative to the use of our services; • the decision of customers to use internal or other third-party resources to manage their platforms and applications; • reductions in IT spending by customers or potential customers; • our inability to penetrate international markets; • a reduction in the demand for our services due to macroeconomic factors in the markets in which we operate; • our inability to strengthen awareness of our brand; • past or future cybersecurity-related incidents targeting us, our customers or our critical suppliers; and • reliability, quality or compatibility problems with our services. Moreover, we have faced and expect to continue to face difficulty retaining certain existing customers over the long term. Certain customer contracts, particularly within our Private Cloud segment, frequently have initial terms (typically from 12 to 36 months) and, unless terminated, may be renewed or automatically extended for shorter, rolling periods after the initial term. Our customers have no obligation to renew their services after their initial contract periods expire and any termination fees associated with an early termination may not be sufficient to recover our costs associated with such contracts. New and evolving laws and regulations, including the E.U. Data Act and similar legislation, may limit our ability to negotiate, structure, or enforce long-term contractual arrangements with customers, which could result in increased compliance costs, contract renegotiations, reduced revenue visibility, or adverse impacts on our business, results of operations, and financial condition. In addition, most of our services within our Public Cloud segment and legacy OpenStack business are based on a consumption model and can be canceled at any time without penalty. As a result, we may face high rates of customer churn if we are unable to meet our customer needs, requirements and preferences. Our costs associated with generating revenue from existing customers are generally lower than costs associated with generating revenue from new customers, and depending on the customer and the service offering, there may be substantial variation in the gross margins associated with existing and new customers. Any failure by us in continuing to attract new customers or grow our revenue from existing customers could have a material and adverse effect on our business, financial condition and results of operations. Our business is affected by general economic conditions and uncertainties affecting markets in which we operate and economic volatility could adversely impact our business. Our overall performance depends in part on worldwide economic and geopolitical conditions. The U.S., the U.K. and other key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit and fluctuating interest rates, equity and foreign exchange markets, bankruptcies and overall uncertainty with respect to the economy. These economic conditions can arise suddenly and the full impact of such conditions can remain uncertain. In addition, geopolitical developments, such as existing and potential wars, trade wars or other conflicts, and other events beyond our control. Any form of civil unrest or other conflict can increase levels of political and economic unpredictability regionally or globally and has the potential to increase the volatility of global financial markets. Any of these effects could have a material and adverse impact on our business, financial condition and results of operations.

Table of Contents - 19 - If we are unable to successfully execute our strategies and continue to develop and sell the services and solutions our customers demand, our business, financial condition and results of operations may suffer. We must adapt to rapidly changing customer demands and preferences in order to successfully execute our strategies. This requires us to anticipate and respond to customer demands and preferences, address business model shifts, optimize our go-to-market execution by improving our cost structure, align sales coverage with strategic goals, improve channel execution and strengthen our services and capabilities in our areas of strategic focus. As an example, we have made and expect to continue to make investments in new technologies, including AI and GenAI. The adoption and use of new technologies that are still in their early stages involve significant risks and uncertainties. In addition, investments in technology systems, capabilities, talent and resources may not deliver the benefits or perform as expected, may be replaced or become obsolete more quickly than expected or may reduce or replace some of our current services and offerings. Any failure to successfully execute our strategies, including any failure to invest in strategic growth areas or for those strategic growth areas to fail to perform as anticipated, could adversely affect our business, financial condition and results of operations. Our strategies require significant investments that may adversely affect our near-term revenue growth and results of operations. We expect the implementation of our strategies to require significant investments (including investments in AI and GenAI), and the investments we must make could result in lower gross margins and raise our operating expenses and capital expenditures. The risks and challenges we face in connection with our strategies include upgrading and integrating our service offerings, expanding our professional services capability, expanding into new geographies, growing in geographies where we currently have an existing presence and ensuring that the performance, features and reliability of our service offerings and our customer service remain competitive in a rapidly changing technological environment. These investments may adversely affect our near-term revenue growth and results of operations, and we cannot assure that they will ultimately be successful. We have a history of losses and may not be able to achieve profitability in the future. We incurred net losses of $837.8 million, $858.2 million and $225.8 million in the fiscal years ended December 31, 2023, 2024 and 2025, respectively. We may not be able to achieve profitability in the future or on a consistent basis. We have incurred substantial expenses and expended significant resources to market, promote, and sell our services, and we have substantial debt service payments. Our ability to achieve or maintain profitability will depend on our ability to increase our revenue, manage our cost structure, and avoid significant liabilities. Revenue growth may slow or revenue may decline for a number of reasons, including general macroeconomic conditions, increasing competition, or a decrease in the growth of the markets in which we operate. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. Any failure to increase our revenue or manage our expenses could prevent us from achieving profitability at all or on a consistent basis, which would cause our business, financial condition and results of operations to suffer. We may be required to recognize goodwill, intangible assets or other long-lived asset impairment charges. Goodwill and indefinite-lived intangible assets are not amortized and are subject to impairment testing at least annually. Prior events have and future events may, cause impairments of our goodwill or long-lived assets based on factors such as the price of our common stock, projected cash flows, assumptions used or other variables. In addition, if we divest long-lived assets at prices below their asset value, we must write them down to fair value resulting in long-lived asset impairment charges, which could adversely affect our financial position or results of operations. We cannot accurately predict the amount and timing of any impairment of assets. We have recognized, and we may be required to recognize additional goodwill or other asset impairment charges which could materially and adversely affect our results of operations. See Item 8 of Part II, Financial Statements and Supplementary Data, for further discussion.

Table of Contents - 20 - Our results of operations have historically varied and may fluctuate significantly, which could make our future results difficult to predict and could cause our results of operations to fall below investor or analyst expectations. Our results of operations may fluctuate due to a variety of factors, including many of the risks described in this section, many of which are outside of our control. Many of these factors outside our control could result in increased costs, decreases in the amount of expected revenue and diversion of management’s time and energy, which could materially and adversely impact our business. Our period-to-period results of operations are not necessarily an indication of our future operating performance. In addition, in calculating Non-GAAP Net Income (Loss), we utilize estimates of our net effective tax rate, which may fluctuate based on a number of factors, including tax law changes and the geographic distribution of our profits and losses. As a result, our calculation of Non-GAAP Net Income (Loss) could change from period to period, including due to factors not tied to our financial performance. Furthermore, our revenue, gross margins and profitability in any given period are dependent partially on the service, customer and geographic mix reflected in the respective period. Variations in cost structure and gross margins across business units and services may lead to operating profit volatility on an annual and quarterly basis. Fluctuations in our revenue can lead to even greater fluctuations in our results of operations. Our budgeted expense levels depend in part on our expectations of long-term future revenue. Given the fixed nature of certain operating costs related to our personnel and facilities, any substantial adjustment to our expenses to account for lower than expected levels of revenue will be difficult. Consequently, if our revenue does not meet projected levels, our operating expenses would be high relative to our revenue, which would negatively affect our operating performance. If our revenue or operating results do not meet or exceed the expectations of investors or securities analysts, the price of our common stock may decline. We may not be able to compete successfully against current and future competitors. The market for our services is highly competitive, quickly evolving and subject to rapid changes in technology. We expect to continue to face intense competition from our existing competitors as well as additional competition from new market entrants in the future as the market for our services continues to grow. Our current and potential competitors vary by size, service offerings and geographic region. These competitors may elect to partner with each other or with focused companies to grow their businesses. They include: • in-house IT departments of our customers and potential customers; • traditional global IT systems integrators, including large multi-national providers, such as Accenture, Atos, Capgemini, Cognizant, Deloitte, DXC Technology and Kyndryl; • cloud service providers and digital systems integrators; • regional managed services providers; and • colocation solutions providers, such as Equinix, CyrusOne and QTS. The primary competitive factors in our market are: focus on the cloud, technology and service expertise, customer experience, speed of innovation, strength of relationships with technology partners, automation and scalability, standardized operational processes, geographic reach, brand recognition and reputation and price. Many of our current and potential competitors have substantially greater financial, technical and marketing resources; relationships with large vendor partners; larger global presence; larger customer bases; longer operating histories; greater brand recognition; and more established relationships in the industry than we do. As a result, some of these competitors may be able to: • develop superior products or services, gain greater market acceptance and expand their service offerings more efficiently or more rapidly; • adapt to new or emerging technologies and changes in customer requirements more quickly; • bundle their offerings, including hosting services, with other services they provide at reduced prices; • streamline their operational structure, obtain better pricing or secure more favorable contractual terms, allowing them to deliver services and products at a lower cost; • take advantage of acquisition, joint venture and other opportunities more readily; • adopt more aggressive pricing policies and devote greater resources to the promotion, marketing and sales of their services, which could cause us to have to lower prices for certain services to remain competitive in the market; and

Table of Contents - 21 - • devote greater resources to the R&D of their products and services. To the extent we face increased price competition, we may have to lower the prices of certain of our services in the future to stay competitive, while simultaneously seeking to maintain or improve our revenue and gross margin. In addition, consolidation activity through strategic mergers, acquisitions and joint ventures may result in new competitors that can offer a broader range of products and services, may have greater scale or a lower cost structure. To the extent such consolidation results in the ability of vertically-integrated companies to offer more integrated services to customers than we can, customers may prefer the single-source approach and direct more business to such competitors, thereby impairing our competitive position. Furthermore, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships or strategic relationships. As we look to market and sell our services to potential customers, we must convince their internal stakeholders that our services are superior to their current solutions. If we are unable to anticipate or react to these competitive challenges, our competitive position would weaken, which could adversely affect our business, financial condition and results of operations. We may from time to time enter into strategic relationships with one or more of our competitors. By way of example, we have non-exclusive managed service provider relationships with AWS, Microsoft and Google and have entered into agreements with colocation service providers to provide us with colocation space. Our business is highly dependent on our ability to maintain favorable relationships with third-party cloud platform providers and the ability of those providers to provide the services and features that our customers desire. We have non-exclusive managed service provider relationships with AWS, Microsoft, Google, and VMware by Broadcom, among others. Some of our customers first select their cloud platform and then engage us to provide the managed services and support for the selected environment. In most cases, we also resell the cloud infrastructure from AWS, Microsoft, and Google, or VMware licenses, to the customer (although some customers may elect to purchase the cloud infrastructure or licenses directly from the providers). Our agreements with AWS, Microsoft, Google, and VMware by Broadcom may generally be modified or terminated at will or with limited notice by the counterparty. If we are unable to maintain these relationships on favorable terms, or at all, we may not be able to retain our current customers or attract new customers, which could have a material and adverse effect on our business, financial condition and results of operations. Further, if the platform providers are unable to provide the types of services and features that meet customer needs, our customers may migrate to alternative platform providers that we may not have the ability to resell and/or support or may not be able to support on a competitive cost structure, which could have a material and adverse effect on our business, financial condition and results of operations. Our ability to resell licenses, cloud infrastructure, and deliver managed services for these platforms depends on maintaining our applicable partner statuses and related technical certifications. We rely heavily on our relationships with third-party platform providers to help drive revenue to our business. Most of these providers offer services that are complementary to our services; however, some may compete with us in one or more of our service offerings. These providers may decide in the future to terminate their agreements with us and/or to market and sell a competitor’s or their own services rather than ours, which could cause our revenue to decline. Also, we derive incentives and other tangible and intangible benefits from our association with some of these providers, particularly high-profile providers that reach a large number of companies through the Internet. If any provider terminates all or a significant portion of its relationship with us, chooses to pursue relationships with all or a portion of our customers directly, or limits or eliminates our participation in preferred partner programs or similar, our business, financial condition and results of operations would be adversely affected. Our referral and reseller partners provide revenue to our business, and we benefit from our association with them. The loss of these participants could adversely affect our business. Our referral and reseller partners drive revenue to our business. Most of these partners offer services that are complementary to our services; however, some may actually compete with us in one or more of our service offerings. These referral and reseller partners may decide in the future to terminate their agreements with us and/or to market and sell a competitor’s or their own services rather than ours, which could cause our revenue to decline. Also, we derive tangible and intangible benefits from our association with some of our referral and reseller partners, particularly high-profile partners that reach a large number of companies through the Internet. If a substantial number of these partners terminate their relationships with us, our business, financial condition and results of operations could be adversely affected.

Table of Contents - 22 - We also receive payments and credits from some of our referral and reseller partners, including consideration under volume incentive programs and shared marketing expense programs. Our referral and reseller partners may decide to terminate or reduce the benefits under their incentive programs, or change the conditions under which we may obtain such benefits, and we may fail to achieve the volumes on which our forecasts for incentive payments and credits are based. Any sizable reduction, termination or significant delay in receiving benefits under these programs could adversely impact our business, financial condition and results of operations. If we are unable to timely react to any changes in our referral and reseller partners’ programs, such as the elimination of funding for some of the activities for which we have been compensated in the past, such changes could adversely impact our business, financial condition and results of operations. If we fail to hire and retain qualified employees and management personnel, our strategies and our business could be harmed. Our ability to be successful and to execute on our strategies depends on our ability to identify, hire, train and retain qualified executives, IT professionals, technical engineers, software developers, operations employees and sales and senior management personnel who maintain relationships with our customers and who can provide the technical, strategic and marketing skills required for our company to grow. Our ability to execute on our sales strategy is also dependent on our ability to identify, hire, train and retain a sufficient number of qualified sales personnel. There is a shortage of qualified personnel in these fields, and like many other companies we have recently encountered additional challenges in hiring and retaining qualified personnel. We compete with other companies for this limited pool of potential employees. Furthermore, the implementation of our strategies will result in changes throughout our business, which may create uncertainty for our employees. Such uncertainties may impair our ability to attract, retain and motivate key personnel and could cause customers, suppliers and others who deal with us to seek to change existing business relationships. In addition, the industry in which we operate is generally characterized by significant competition for skilled personnel, and as our industry becomes more competitive, it could become especially difficult to retain personnel with unique in-demand skills and knowledge, whom we would expect to become recruiting targets for our competitors. There is no assurance that we will be able to recruit or retain qualified personnel or successfully transition knowledge from departing employees, and this failure could cause a dilution of our service-oriented culture and our inability to develop and deliver existing or new operations and services, which could cause our business to be negatively impacted. Security breaches, cyber-attacks and other interruptions to our or our third-party service providers’ infrastructure have disrupted and may continue to disrupt our internal operations and we may be exposed to claims and liability, lose customers, suffer harm to our reputation, lose business-critical compliance certifications and incur additional costs. We are materially dependent upon our networks, information technology infrastructure and related technology systems to provide services to our customers, manage our internal operations and support our strategic objectives. Many of our customers require access to our services on a continuous basis and may be materially impaired by interruptions in our or our third-party service providers’ infrastructure. The services we offer also involve the transmission of large amounts of sensitive and proprietary information over public communications networks, as well as the processing and storage of confidential customer information, which may include information subject to stringent domestic and foreign data protection laws, including those governing personally identifiable information, protected health information or other types of sensitive data. Many of our customers use our products and services in heavily regulated industries, including banking, financial services, insurance, healthcare, critical infrastructure and government sectors, among others. We also process, store and transmit our own data as part of our business and operations, which may include personally identifiable, confidential or proprietary information. Cyber-attacks have become more prevalent in our industry, and the techniques used to sabotage or obtain unauthorized access to systems are constantly expanding and evolving, including with the availability of AI and GenAI tools and technologies. Malicious actors are increasingly sophisticated in their methods, tactics, techniques and procedures, seeking to steal money, gain unauthorized access to, destroy or manipulate data, and disrupt operations, and some of their attacks may not be recognized or discovered until launched or after initial entry into the environment, such as novel or zero-day attacks that are launched before patches are available and defenses can be readied. Malicious actors are also increasingly developing methods to avoid prevention, detection and alerting capabilities, including employing counter-forensic tactics, making response activities more difficult. In certain cases, our customers choose to host technologies within our infrastructure which are not capable of being updated to protect against cyber-attacks, are not timely updated due to operational constraints or other business decisions, or reach end-of-life status where security patches are no longer available from the vendor.

Table of Contents - 23 - Like many companies, we have experienced these attacks, including a ransomware incident that caused service disruptions for our Hosted Exchange customers, as previously disclosed in December 2022 and another incident where a malicious actor publicly claimed to have accessed our systems, which claim was repudiated through internal investigations and forensic analysis. Our dependence upon third-parties for delivery of services introduces additional risks, such as those associated with the ScienceLogic breach which exposed some customer information to unauthorized individuals (but which did not result in a material impact to our customers’ operations). When these cyber-attacks occur, we respond to these incidents pursuant to our cybersecurity policies and procedures and in accordance with the law. Our cybersecurity policies and procedures are designed to protect against and mitigate harm from unauthorized access, infrastructure attacks, malicious file attacks, ransomware, data theft, bugs, worms, malicious software programs, remnant data exposure, computer viruses, denial-of-service attacks, accidents, employee error or malfeasance, intentional misconduct by computer “hackers,” state- sponsored cyber-attacks and attempts by outside parties to fraudulently induce our employees or customers to disclose or grant access to our data or our customers’ data. Our current cybersecurity framework is governed and overseen by a team of cybersecurity professionals led by our Chief Information Security Officer, working together with our executive leadership team and other cross-functional leaders. The Audit Committee of our Board receives regular cybersecurity updates. When necessary, our internal incident response team engages with external advisors, including outside counsel or outside cybersecurity firms to investigate and remediate. Our current security measures are monitored and periodically reviewed. Nevertheless, our security measures have in the past and may continue to be circumvented or fail to defeat or mitigate cybersecurity attacks. Additionally, other disruptions can occur, such as infrastructure gaps, hardware and software vulnerabilities, inadequate or missing security controls, exposed or unprotected customer data and the accidental or intentional disclosure confidential information by former or current employees. In some cases, some legacy or end-of-life technology equipment may be utilized which is not capable of being updated to protect against certain attacks and deploy compensating controls to manage cybersecurity risks as appropriate. Any such incidents could (i) interfere with the delivery of services to our customers, (ii) impede our customers’ ability to do business, (iii) compromise the security of infrastructure, systems and data, (iv) lead to the dissemination to third parties of proprietary information or sensitive, personal, or confidential data about us, our employees or our customers, including personally identifiable information of individuals involved with our customers and their end users and (v) impact our ability to do business in the ordinary course. Each of these risks could further intensify as we maintain information in digital form stored on servers connected to the Internet, especially in light of the growing frequency, scope and well- documented sophistication of cyber-attacks and intrusions. Some of our systems or vendors’ systems have experienced past security breaches, and, although they did not have a material adverse effect on our operating results, there can be no assurance of a similar result in the future. Cyber breaches and other security incidents may expose us to increased risk of claims and liability, including litigation, regulatory enforcement, notification obligations and indemnity obligations, as well as loss of existing or potential customers, harm to our reputation, increases in our security costs (including spending material resources to investigate or correct the breach or incident and to prevent future security breaches and incidents), disruption of normal business operations, the impairment or loss of industry certifications and government sanctions (including debarment), all of which could have a material and adverse effect on our business, financial condition and results of operations. The security of our services is important in our customers’ decisions to purchase or use our services. Threats to our infrastructure may not only affect the data that we own but also the data belonging to our customers. When customers use our services, they rely on the security of our infrastructure, including hardware and other elements provided by third parties, to ensure the reliability of our services and the protection of their data. In most cases, the security of customers’ technology and data relies on a shared responsibility model in which we must coordinate appropriate cybersecurity controls with the customer. We also offer professional services to our customers where we consult on data center solutions and assist with implementations. We offer managed services domestically and in some jurisdictions outside of the U.S. An actual or perceived breach of, or other security incident relating to, our cloud storage systems and networks could result in significant loss. In the event of a claim, we could be liable for substantial damage awards that may significantly exceed our liability insurance coverage by unknown but significant amounts, which could have a material and adverse effect on our financial condition and results of operations. Additionally, we cannot be certain that our insurance coverage will cover any claims against us relating to any such incident, will continue to be available to us on economically reasonable terms, or at all, or that our insurers will not deny coverage as to any such claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations. The costs could be exacerbated by regulatory fines and penalties, notification costs and the loss of revenue due to brand and reputational harm.

Table of Contents - 24 - Similar security risks exist with respect to our business partners and the third-party vendors that we rely on for aspects of our IT support services and administrative functions, including the systems owned, operated or controlled by other unaffiliated operators to the extent we rely on such other systems to deliver services to our customers. Our cybersecurity policies and procedures are designed to vet third-party providers and provide for adequate oversight and cooperation regarding cybersecurity incidents with respect to our third-party vendors, but our ability to monitor our third-party service providers’ data security is limited, consistent with industry constraints. As a result, we are subject to the risk that cyber- attacks on, or other security incidents affecting, our business partners and third-party vendors may adversely affect our business even if an attack or breach does not directly impact our systems. It is also possible that security breaches sustained by, or other security incidents affecting, our competitors could result in negative publicity for our entire industry that indirectly harms our reputation and diminishes demand for our services. In addition, our customers require and expect that we maintain industry-related compliance certifications, such as International Organization for Standardization ("ISO") 27001, Service Organization Controls ("SOC 1, 2, 3") and Payment Card Industry ("PCI"), Federal Information Security Management Act ("FISMA"), Federal Risk and Authorization Management Program ("FedRAMP") and Health Information Trust Alliance (“HITRUST”) in the U.S., Information Security Registered Assessors Program ("IRAP") in Australia and Public Services Network ("PSN") in the U.K. These certifications and attestations apply to specified systems, services or processes and do not eliminate cybersecurity risk. In addition, they are point-in-time references and do not guarantee future performance.There are significant costs associated with maintaining existing and implementing any newly-adopted industry-related compliance certifications, including costs associated with enhancing or implementing additional security controls into services which may involve re-engineering technology, processes and staffing. The inability to maintain applicable compliance certifications could result in monetary fines, disruptive participation in forensic audits due to a breach, security-related control failures, customer contract breaches, customer churn and brand and reputational harm. In some cases, customers may host regulated computing workloads which could fall under infrastructure protection mandates that have not been communicated to us. We work together with our customers in good faith to identify those situations and ensure appropriate regulatory compliance programs and controls are in place where appropriate. See Item 1C - “Cybersecurity” for additional information. Our inability to prevent service disruptions and ensure network uptime could lead to significant costs and could harm our business reputation and have a material and adverse effect on our business, financial condition and results of operations. Our value proposition to customers is highly dependent on the ability of our existing and potential customers to access our services and platform capabilities at any time and within an acceptable amount of time. We have experienced interruptions in service in the past and may in the future experience service interruptions due to such things as power outages, power equipment failures, cooling equipment failures, network connectivity downtime, routing problems, security issues, hard drive failures, database corruption, system failures, natural disasters, software failures, human and software errors, denial-of-service attacks and other computer failures. Because our ability to attract and retain customers depends on our ability to provide customers with highly reliable service, even minor interruptions in our service could harm our reputation. Because our service offerings do not require geographic proximity of our data centers to our customers, our infrastructure is consolidated into a few large facilities. Accordingly, any failure or downtime in one of our data center facilities could affect a significant percentage of our customers. The total destruction or severe impairment of any of our data center facilities could result in significant downtime of our services and the loss of customer data. In addition, it may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our services and platform capabilities become more complex and our user traffic increases. To the extent that our facilities fail or experience downtime or we do not effectively upgrade our systems as needed or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, financial condition and results of operations may be adversely affected. Service interruptions continue to be a significant risk for us and could materially and adversely impact our business, financial condition and results of operations. Any future service interruptions could: • cause our customers to seek damages for losses incurred; • delay payment to us by customers; • result in legal claims against us; • divert our resources;

Table of Contents - 25 - • require us to replace existing equipment or add redundant facilities; • affect our reputation as a reliable provider of hosting services; • cause existing customers to cancel or elect to not renew their contracts; or • make it more difficult for us to attract new customers. Our customer agreements include certain service level commitments to our customers relating primarily to network uptime, critical infrastructure availability and hardware replacement. If we are unable to meet the stated service level commitments, we may be contractually obligated to provide these customers with service credits for a portion of the service fees paid by our customers. As a result, a failure to deliver services for a relatively short duration could cause us to issue these credits to a large number of affected customers. In addition, we cannot be assured that our customers will accept these credits in lieu of other legal remedies that may be available to them. Our failure to meet our commitments could also result in substantial customer dissatisfaction or loss. Our failure to meet our service level commitments to our customers could lead to future loss of revenues and have a material and adverse effect on our business, financial condition and results of operations. Our ability to operate our data centers relies on access to sufficient and reliable electric power. Since our data centers rely on third parties to provide power sufficient to meet operational needs, our data centers could have a limited or inadequate amount of electrical resources necessary to meet our customer requirements. We and other data center operators attempt to limit exposure to system downtime due to power outages by using backup generators and power supplies. However, these protections may not limit our exposure to power shortages or outages entirely. Any system downtime resulting from insufficient power resources or power outages could cause physical damage to equipment, increase our susceptibility to security breaches, damage our reputation and lead us to lose current and potential customers, which would harm our business, financial condition and results of operations. Failure to have reliable Internet, telecommunications and fiber optic network connectivity and capacity may adversely affect our results of operations. Our success depends in part upon the capacity, reliability and performance of our network infrastructure, including our Internet, telecommunications and fiber optic network connectivity providers. We depend on these companies to provide uninterrupted and error-free service through their telecommunications networks. Some of these providers are also our competitors. We exercise little control over these providers, which increases our vulnerability to problems with the services they provide. We have experienced and expect to continue to experience interruptions or delays in network service. Any failure on our part or the part of our third-party suppliers to achieve or maintain high data transmission capacity, reliability or performance could significantly reduce customer demand for our services and have a material and adverse effect on our business, financial condition and results of operations. We also can provide no assurances that our redundancy planning will be effective. As our customers’ usage of telecommunications capacity increases, we will be required to make additional investments in our capacity to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be on terms unacceptable to us. If adequate capacity is not available to us as our customers’ usage increases, our network may be unable to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, our business and results of operations would suffer if our network suppliers increased the prices for their services and we were unable to successfully pass along the increased costs to our customers.

Table of Contents - 26 - We have overestimated our data center capacity requirements in the past. If we overestimate or underestimate our data center capacity requirements, our business, financial condition and results of operations could be adversely affected. The costs of building out, leasing and maintaining our data centers constitute a significant portion of our capital and operating expenses. To manage our capacity while minimizing unnecessary excess capacity costs, we continuously evaluate our short and long-term data center capacity requirements, and we have overestimated our data center capacity requirements in the past. However, many of the data center sites that we lease are subject to long-term leases. If our capacity needs are reduced, or if we decide to close a data center, we may nonetheless be committed to perform our obligations under the applicable leases including, among other things, paying the base rent for the balance of the lease term. Moreover, as a result of changing technological trends, we have seen customer demand shift towards our offerings provided on the infrastructure of a third-party cloud infrastructure provider, which reduces our data center capacity needs. In addition, the solutions we offer and our customer-based approach may encourage our customers to move to the public cloud, which may reduce our data center capacity needs. If we overestimate our data center capacity requirements and therefore secure excess data center capacity, our operating margins could be materially reduced. If we underestimate our data center capacity requirements, we may not be able to service the expanding needs of our existing customers and may be required to limit new customer acquisition or enter into leases that are not optimal, both of which may materially and adversely impair our business, financial condition and results of operations. Real or perceived errors, failures or bugs in our customer solutions, software or technology could adversely affect our business, financial condition and results of operations. Undetected real or perceived errors, failures, bugs or defects may be present or occur in the future in our customer solutions, software or technology or the technology or software we license from third parties, including open source software. Despite testing by us, real or perceived errors, failures, bugs or defects may not be found until our customers use our services. Real or perceived errors, failures, bugs or defects in our customer solutions could result in negative publicity, loss of or delay in market acceptance of our services and harm to our brand, weakening of our competitive position, claims by customers for losses sustained by them or failure to meet the stated service level commitments in our customer agreements. In such an event, we may be required, or may choose, for customer relations or other reasons, to expend significant additional resources in order to help correct the problem. Any real or perceived errors, failures, bugs or defects in our customer solutions could also impair our ability to attract new customers, retain existing customers or expand their use of our services, which could adversely affect our business, financial condition and results of operations. We rely on third-party software that may be difficult to replace, or which could cause errors or failures of our service that could lead to lost customers or harm to our reputation. We rely on software licensed from third parties to offer our services. This software may not continue to be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of this software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated, which could harm our business, and there is no guarantee that we would be successful in developing, identifying, obtaining or integrating equivalent or similar technology, which could result in the loss or limiting of our services or features available in our services. Any errors or defects in third-party software or inadequate or delayed support by our third-party licensors could result in errors or a failure of our service, which could harm our business, financial condition and results of operations. If our third-party vendors, including our third-party software licensors, increase their prices and we are unable to pass those increased costs to our customers, it could have a material and adverse effect on our results of operations. If third-party vendors increase their prices and we are unable to successfully pass those costs on to our customers, it could have a material and adverse effect on our results of operations. Many of our contracts with our customers give us the flexibility to increase our prices from time to time; however, notwithstanding our contractual right to do so, raising prices may decrease the demand for our services, cause customers to terminate their existing relationships with us or limit our ability to attract new customers. Our attempts to otherwise mitigate cost increases or achieve cost reductions can also cause disruptions and operational impacts in the near- and medium-term, including increased costs and distraction of management attention.

Table of Contents - 27 - Our services depend in part on intellectual property and proprietary rights and technology licensed from third parties. Much of our business and many of our services rely on key technologies developed or licensed by third parties. For example, we sell or otherwise provide licenses to use third-party software in connection with the sale of some of our managed service partner offerings. These third-party software components may become obsolete, defective or incompatible with future versions of our services, or relationships with the third-party licensors may deteriorate, or our agreements with the third-party licensors may expire or be terminated. Additionally, some of these licenses may not be available to us in the future on terms that are acceptable or that allow our service offerings to remain competitive. Our inability to obtain licenses or rights on favorable terms could have a material and adverse effect on our business and results of operations. Furthermore, incorporating intellectual property or proprietary rights licensed from third parties on a non-exclusive basis in our services could limit our ability to protect the intellectual property and proprietary rights in our services and our ability to restrict third parties from developing, selling or otherwise providing similar or competitive technology using the same third-party intellectual property or proprietary rights. Sales to enterprise customers involve risks that may not be present in or that are present to a greater extent than sales to smaller entities. We continue to focus a significant portion of our sales efforts on enterprise customers. Sales to such customers generally have longer sales cycles, more complex customer requirements, substantial upfront sales costs and contract terms that are less favorable to us, including as it relates to pricing and limitations on liability. A number of factors influence the length and variability of our sales cycle, including the need to educate potential customers about the uses and benefits of our solutions, the discretionary nature of purchasing and budget cycles and the competitive nature of evaluation and purchasing approval processes. As a result, the length of our sales cycle, from identification of the opportunity to deal closure, may vary significantly from customer to customer, with sales to large enterprises typically taking longer to complete. Some of our professional services engagements with our clients are based on estimated pricing terms. If our estimates are incorrect, these terms could become unprofitable. Some of our customer contracts for professional services are fixed-price contracts to which we commit before we provide services to these clients. In pricing such fixed-price client contracts, we are required to make estimates and assumptions at the time we enter into these contracts that could differ from actual results. As a result, the profit that is anticipated at a contract’s inception is not guaranteed. Our estimates reflect our best judgments about the nature of the engagement and our expected costs in providing the contracted services. However, any increased or unexpected costs or any unanticipated delays in connection with our performance of these engagements, including delays caused by our third-party providers or by factors outside our control, could make these contracts less profitable or unprofitable and could have an adverse impact on our business, financial condition or results of operations. If we fail to maintain, enhance and protect our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer. We believe that maintaining, enhancing and protecting our brand is important to support the marketing and sale of our existing and future services to new customers and expand sales of our services to existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining, enhancing and protecting our brand will depend largely on the effectiveness of our marketing efforts, our ability to provide reliable services that continue to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to successfully differentiate our services and platform capabilities from competitive services and our ability to obtain, maintain, protect and enforce trademark and other intellectual property protection for our brand. Our brand promotion activities may not generate customer awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building and maintaining our brand. If we fail to successfully promote, maintain and protect our brand, our business, financial condition and results of operations may be adversely affected. Our ability to operate and expand our business is susceptible to risks associated with international sales and operations. We have operations across the globe. We anticipate that a significant portion of our revenue will continue to be derived from sources outside of the U.S. A key element of our strategy is to further expand our customer base internationally and successfully operate data centers in foreign markets. Managing a global organization is difficult, time consuming and expensive. If we are unable to manage the risks of our global operations and geographic expansion strategy, our business, results of operations and ability to grow could be materially and adversely affected. In addition, conducting international operations subjects us to new risks that we have not generally faced. These risks include:

Table of Contents - 28 - • localization of our services, including translation into foreign languages and adapting to local practices and regulatory requirements and differing technology standards or customer requirements; • lack of familiarity with and unexpected changes in foreign regulatory requirements; • longer accounts receivable payment cycles and difficulties in collecting accounts receivable; • difficulties in managing and staffing international operations; • fluctuations in currency exchange rates; • restrictions on the ability to move cash; • potentially adverse tax consequences, including the complexities of transfer pricing and foreign value added tax systems; • challenges associated with repatriating earnings generated or held abroad in a tax-efficient manner and changes in tax laws; • dependence on certain third parties, including channel partners with whom we do not have extensive experience; • the burdens of complying with a wide variety of foreign laws and legal standards; • increased financial accounting and reporting burdens and complexities; • trade regulations and procedures and actions affecting production, pricing and marketing of services, including policies adopted by countries that may champion or otherwise favor domestic companies and technologies over foreign competitors; • political, social and economic instability and corruption abroad, terrorist attacks, civil unrest and security concerns in general; • pandemics and public health emergencies; and • reduced or varied protection for intellectual property and proprietary rights in some countries. Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability. Failure to develop and maintain adequate internal systems could cause us to be unable to properly provide service to our customers, causing us to lose customers, suffer harm to our reputation and incur additional costs. Some of our enterprise systems have been designed to support individual service offerings, resulting in a lack of standardization among various internal systems, tools and processes across products, platforms, services, functions and geographies, making it difficult to serve customers who use multiple service offerings. This lack of standardization causes us to implement manual processes to overcome the fragmentation, which can result in increased expense and manual errors. We continually seek to drive efficiencies in our infrastructure and business processes. Our inability to manage competing priorities, execute multiple concurrent projects, plan and manage resources effectively and meet deadlines and budgets could result in us not being able to implement the systems needed to speed up implementation of customer solutions and deliver our services in a compelling manner to our customers. If we are unable to drive efficiencies in our infrastructure and business processes, our business, financial condition and results of operations could be adversely affected.

Table of Contents - 29 - We may not be able to renew the leases on our existing facilities on terms acceptable to us, if at all, which could adversely affect our business, financial condition and results of operations. We do not own the facilities occupied by our current data centers but occupy them pursuant to commercial leasing arrangements. The initial terms of our main existing data center leases expire over the next 13 years. Upon the expiration or termination of our data center facility leases, we may not be able to renew these leases on terms acceptable to us, if at all. Even if we are able to renew the leases on our existing data centers, we expect that rental rates, which will be determined based on then-prevailing market rates with respect to the renewal option periods and which will be determined by negotiation with the landlord after the renewal option periods, will be higher than rates we currently pay under our existing lease agreements. Migrations to new facilities could also be expensive and present technical challenges that may result in downtime for our affected customers or loss of data. There can also be no assurances that our plans to mitigate customer downtime for affected customers will be successful. This could damage our reputation and lead us to lose current and potential customers, which could harm our business, financial condition and results of operations. We rely on a number of third-party providers for data center space, equipment, maintenance and other services, and the loss of, or problems with, one or more of these providers may impede our growth or cause us to lose customers. We rely on third-party providers to supply data center space, equipment and maintenance. For example, we lease data center space from third-party landlords, purchase equipment from equipment providers and source equipment maintenance through third parties. While we have entered into various agreements for the lease of data center space, equipment, maintenance and other services, a third-party could fail to comply with their contractual obligations under those agreements. For example, a data center landlord may fail to adequately maintain its facilities or provide an appropriate data center infrastructure for which it is responsible. If that were to happen, we would not likely be able to deliver the services to our customers that we have agreed to provide according to our standards or at all. Additionally, if the third parties that we rely on fail to deliver on their obligations, our customers may lose confidence in our company, which would make it likely that we would not be able to retain those customers, and could harm our business, financial condition and results of operations. We are subject to various laws, directives, regulations, contractual obligations and policies regarding the protection of confidentiality and appropriate use of personal information. We are subject to a variety of federal, state, local and international laws, directives and regulations, as well as contractual obligations and policies, relating to the collection, use, retention, security, disclosure, transfer and other processing of information, including sensitive, proprietary, healthcare, financial and personal information. The regulatory framework for privacy and security issues worldwide is complex and rapidly evolving and as a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. Any failure by us, our suppliers or other parties with whom we do business to comply with our contractual commitments, policies or with federal, state, local or international regulations could result in proceedings against us by governmental entities or others. In many jurisdictions, enforcement actions and consequences for noncompliance are rising. In the U.S., these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies, state attorneys general and legislatures and consumer protection agencies. In addition, security advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards with which we must legally comply or that contractually apply to us. If we fail to follow these security standards even if no personal information is compromised, we may incur significant fines or experience a significant increase in costs.

Table of Contents - 30 - Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including but not limited to the U.K. and the E.U. The E.U. has adopted the General Data Protection Regulation ("E.U. GDPR"), which went into effect in May 2018, and together with national legislation, regulations and guidelines of the E.U. member states, contains numerous requirements and changes from previously existing E.U. law, including the increased jurisdictional reach of the European Commission, more robust obligations on data processors and additional requirements for data protection compliance programs by companies. E.U. member states are tasked under the E.U. GDPR to enact, and have enacted, certain legislation that adds to and/or further interprets the E.U. GDPR requirements and potentially extends our obligations and potential liability for failing to meet such obligations. Among other requirements, the E.U. GDPR regulates transfers of personal data subject to the E.U. GDPR to the U.S. as well as other third countries that have not been found to provide adequate protection to such personal data. While we have taken steps to mitigate the impact on us with respect to transfers of data, such as implementing standard contractual clauses, the efficacy and longevity of these transfer mechanisms remains uncertain. Following Brexit, the U.K. enacted a Data Protection Act substantially implementing the GDPR and amended to align with the E.U. GDPR. It is unclear how U.K. data protection laws or regulations will develop in the medium to longer term. We must comply with the E.U. GDPR and the U.K. GDPR, with each regime having the ability to fine up to the greater of €20 million (in the case of the E.U. GDPR) or £17 million (in the case of the U.K. GDPR) and 4% of total annual revenue. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, including employee information. Non-compliance with relevant data privacy laws, directives and regulations, such as the E.U. or U.K. GDPR, could result in proceedings against us by governmental entities, customers, data subjects or others. We may also experience difficulty retaining or obtaining new European or multi-national customers due to the legal requirements, compliance cost, potential risk exposure and uncertainty for these entities, and we may experience significantly increased liability with respect to these customers pursuant to the terms set forth in our engagements with them. Domestic laws in this area are also complex and developing rapidly. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security and data breaches, and the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security. In addition, laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also constantly amending existing laws, requiring attention to frequently changing regulatory requirements. Because the interpretation and application of many privacy and data protection laws along with contractually imposed industry standards are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our services and platform capabilities. If so, in addition to the possibility of fines, lawsuits, regulatory investigations, imprisonment of company officials and public censure, other claims and penalties, significant costs for remediation and damage to our reputation, we could be required to fundamentally change our business activities and practices or modify our services and platform capabilities, any of which could have an adverse effect on our business. In addition, our Board has adopted a code of conduct that applies to all of our directors, officers and employees which, among other things, sets forth our policies regarding the protection of customer, third party, proprietary and confidential information. We also make public statements about our use and disclosure of personal information through information provided on our website, press statements and our privacy policies, and we have a Chief Privacy Officer that oversees our compliance with these policies. Although we endeavor to comply with our public statements and documentation, including our code of conduct and privacy policies, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other statements that provide promises and assurances about data privacy and security can subject us to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of our actual practices.

Table of Contents - 31 - Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations, contractual obligations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and have a material and adverse effect on our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, contractual obligations and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our services. Privacy and data security concerns, whether valid or not valid, may inhibit market adoption of our services, particularly in certain industries and foreign countries. If we are not able to adjust to changing laws, regulations and standards related to the Internet, our business may be harmed. Customers could potentially expose us to lawsuits for their lost profits or damages, which could impair our results of operations. Because our services are critical to many of our customers’ businesses, any significant disruption in our services could result in lost profits or other indirect or consequential damages to our customers. Although we generally require our customers to sign agreements that contain provisions attempting to limit our liability for service outages, we cannot be assured that a court would enforce any contractual limitations on our liability in the event that one of our customers brings a lawsuit against us as the result of a service interruption or other Internet site or application problems that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damage awards that may exceed our insurance coverage by unknown but significant amounts, which could materially and adversely impair our business, financial condition and results of operations. Our clients include national, provincial, state and local governmental entities. Our government work carries various risks inherent in the government contracting process. These risks include, but are not limited to, the following: • Government entities typically fund projects through appropriated monies and demand is affected by public sector budgetary cycles and funding authorizations. While these projects are often planned and executed as multi-year projects, government entities usually reserve the right to change the scope of or terminate these projects for lack of approved funding and/or at their convenience, which also could limit our recovery of incurred costs, reimbursable expenses and profits on work completed prior to the termination. • Government contracts are subject to heightened reputational and contractual risks compared to contracts with commercial clients. For example, government contracts and the proceedings surrounding them are often subject to more extensive scrutiny and publicity. Negative publicity, including an allegation of improper or illegal activity, regardless of its accuracy, or challenges to government contracts awarded to us, may adversely affect our reputation. • Government contracts can be challenged by other interested parties and such challenges, even if unsuccessful, can increase costs, cause delays and defer project implementation and revenue recognition. • Terms and conditions of government contracts also tend to be more onerous and are often more difficult to negotiate. For example, these contracts often contain high liability for breaches and feature less favorable payment terms and sometimes require us to take on liability for the performance of third parties. • Political and economic factors such as pending elections, the outcome of elections, changes in leadership among key executive or legislative decision makers, revisions to governmental tax or other policies and reduced tax revenues can affect the number and terms of new government contracts signed or the speed at which new contracts are signed, decrease future levels of spending and authorizations for programs that we bid, shift spending priorities to programs in areas for which we do not provide services and/or lead to changes in enforcement or how compliance with relevant rules or laws is assessed. • If a government client discovers improper or illegal activities during audits or investigations, we may become subject to various civil and criminal penalties, including those under the civil U.S. False Claims Act and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspensions or debarment from doing business with other agencies of that government. The inherent limitations of internal controls may not prevent or detect all improper or illegal activities.

Table of Contents - 32 - • U.S. government contracting regulations impose strict compliance and disclosure obligations. Disclosure is required if certain company personnel have knowledge of “credible evidence” of a violation of federal criminal laws involving fraud, conflict of interest, bribery or improper gratuity, a violation of the civil U.S. False Claims Act or receipt of a significant overpayment from the government. Failure to make required disclosures could be a basis for suspension and/or debarment from federal government contracting in addition to breach of the specific contract and could also impact contracting beyond the U.S. federal level. Reported matters also could lead to audits or investigations and other civil, criminal or administrative sanctions. In addition, contracting with Federal government bodies may subject us to operational requirements or prohibitions which would increase our compliance costs or increase the risk of non-compliance. The occurrences or conditions described above could affect not only our business with the government entities involved, but also our business with other entities of the same or other governmental bodies or with certain commercial clients and could have a material and adverse effect on our results of operations. In addition, the success of our government solutions business is highly dependent on our FISMA and FedRAMP certifications which evidence our ability to meet certain federal government security compliance requirements. Failure to maintain the FedRAMP certification would result in a breach in many of our government contracts, which in turn, could subject us to liability and result in reputational harm and customer and employee attrition. Further, government contracts are increasingly requiring that FedRAMP-authorized service offerings be hosted on public cloud infrastructure. In the event that we are unable to expand the scope of our FedRAMP-authorized service offerings accordingly, it may impair our ability to successfully bid on government contracts. Our operations and operations of our third-party channel partners in countries outside of the U.S. are subject to a number of anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business, financial condition and results of operations. We operate internationally and must comply with complex foreign and U.S. laws including the Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act of 2010 and the United Nations Convention Against Corruption, which prohibit engaging in certain activities to obtain or retain business or to influence a person working in an official capacity. We must also comply with economic and trade sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control ("OFAC") and the U.S. Commerce Department based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals, as well as other anti-corruption and anti-money laundering laws in the countries in which we conduct activities. We do business and may in the future do additional business in countries and regions in which we may face, directly or indirectly, corrupt demands by officials or by private entities in which corrupt offers are expected. Furthermore, many of our operations require us to use third parties to conduct business or to interact with people who are deemed to be governmental officials under the FCPA. Thus, we face the risk of unauthorized payments or offers of payments or other things of value by our employees, contractors or agents. While it is our policy to implement compliance procedures to prohibit these practices, our due diligence policy and the procedures we undertake may not sufficiently vet our third-party channel partners for these risks prior to entering into a contractual relationship with them. As a result, despite our policies and any safeguards and any future improvements made to them, our employees, contractors, third- party channel partners and agents may engage in conduct for which we might be held responsible, regardless of whether such conduct occurs within or outside the U.S. We may also be held responsible for any violations by an acquired company that occurs prior to an acquisition, or subsequent to the acquisition but before we are able to institute our compliance procedures. A violation of any of these laws, even if prohibited by our policies, may result in severe criminal and/or civil sanctions and other penalties and could have a material and adverse effect on our business. Compliance with U.S. regulations on trade sanctions and embargoes administered by OFAC and the U.S. Commerce Department also poses a risk to us. We cannot provide services to certain countries subject to U.S. trade sanctions. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. Any failure to comply with applicable legal and regulatory trading obligations could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments and loss of import and export privileges. For example, in 2017, prior to our acquisition of Datapipe, one of Datapipe’s European subsidiaries provided network interconnectivity and distributed denial of attack protection service to an Iranian entity subject to OFAC sanctions. Datapipe self-reported the instance to OFAC and we have taken remedial measures to safeguard against re-occurrence. If we provide services to sanctioned targets in the future in violation of applicable export laws or economic sanctions, we could be subject to government investigations, penalties and reputational harm.

Table of Contents - 33 - Detecting, investigating and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources and attention from senior management. In addition, noncompliance with anti-corruption, anti- bribery or anti-money laundering laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties or injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, financial condition and results of operations could be harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Certain of our international operations are conducted in countries or regions experiencing corruption or instability, which subjects us to heightened legal and economic risks. We do business and may in the future do additional business in certain countries or regions in which corruption is a serious problem. Moreover, to effectively compete in certain non-U.S. jurisdictions, it is frequently necessary or required to establish joint ventures, strategic alliances or marketing arrangements with local operators, partners or agents. In certain instances, these local operators, partners or agents may have interests that are not always aligned with ours. Reliance on local operators, partners or agents could expose us to the risk of being unable to control the scope or quality of our overseas services or being held liable under any anti-corruption laws for actions taken by our strategic or local partners or agents even though these partners or agents may not themselves be subject to such anti-corruption laws. Any determination that we have violated anti-corruption laws could have a material and adverse effect on our business, results of operations, reputation or prospects. We may be liable for the material that content providers distribute over our network, and we may have to terminate customers that provide content that is determined to be illegal, which could adversely affect our results of operations. The laws relating to the liability of private network operators for information carried on, stored on, or disseminated through their networks are unsettled or evolving in many jurisdictions. We have been and expect to continue to be subject to legal claims relating to the content disseminated on our network, including claims under The Digital Millennium Copyright Act of 1998, other similar legislation, regulation and common law. In addition, there are other potential customer activities, such as online gambling and pornography, where we, in our role as a hosting provider, may be held liable as an aider or abettor of our customers. If we need to take costly measures to reduce our exposure to these risks, terminate customer relationships and the associated revenue or defend ourselves against such claims, our business, financial condition and results of operations could be negatively affected. Government regulation is continuously evolving and, depending on its evolution, may adversely affect our business, financial condition and results of operations. We are subject to varying degrees of regulation in each of the jurisdictions in which we provide services. Local laws and regulations, and their interpretation and enforcement, differ significantly among those jurisdictions. These regulations and laws may cover taxation, privacy, data protection, pricing, content, intellectual property and proprietary rights, distribution, mobile communications, electronic device certification, electronic waste, electronic contracts and other communications, consumer protection, web services, the provision of online payment services, unencumbered Internet access to our services, the design and operation of websites, the characteristics and quality of services, machine learning and AI. These laws can be costly to comply with, can be a significant diversion to management’s time and effort and can subject us to claims or other remedies, as well as negative publicity. Many of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues that the Internet and related technologies currently produce. Some of the laws that do reference the Internet and related technologies have been and continue to be interpreted by the courts, but their applicability and scope remain largely uncertain. Any failure by us to identify, manage, complete and integrate acquisitions and other significant transactions, including dispositions, successfully could harm our business, financial condition and results of operations. As part of our strategy, we expect to continue to acquire companies or businesses, enter into strategic alliances and joint ventures and make investments to further our business, both domestically and globally (“Strategic Transactions”). Risks associated with these Strategic Transactions include the following, any of which could adversely affect our business, financial condition and results of operations:

Table of Contents - 34 - • If we fail to identify and successfully complete and integrate Strategic Transactions that further our strategic objectives, we may be required to expend resources to develop services and technology internally, which may put us at a competitive disadvantage. • Due to the inherent limitations in the due diligence process, we may not identify all events and circumstances that could impact the valuation or performance of a Strategic Transaction and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed. • Managing Strategic Transactions requires varying levels of management resources, which may divert our attention from other business operations. • We have not realized all anticipated benefits, synergies and cost-savings initiatives from certain previous Strategic Transactions, and in the future, we may not fully realize all or any of the anticipated benefits of any particular Strategic Transaction. • We may be adversely impacted by liabilities that we assume from a company we acquire or in which we invest, whether known or unknown. • Our organizational structure could make it difficult for us to efficiently integrate the Strategic Transactions into our on-going operations and retain and assimilate employees of our organization or those of the acquired business. If key employees depart because of integration issues, or if customers, suppliers or others seek to change their dealings with us because of these changes, our business could be negatively impacted. • Certain previous Strategic Transactions have resulted, and in the future any such Strategic Transactions by us may result, in significant costs and expenses, including those related to severance pay, early retirement costs, employee benefit costs, charges from the elimination of duplicative facilities, other liabilities, legal, accounting and financial advisory fees and required payments to executive officers and key employees under retention plans. • We may issue equity or equity-linked securities or borrow to finance Strategic Transactions, and the amount and terms of any potential future acquisition-related or other dilutive issuance of equity or borrowings, as well as other factors, could negatively affect our financial condition and results of operations. In addition, we may divest assets or businesses that are no longer a part of our strategy. These divestitures similarly require significant investment of time and resources, may disrupt our business and distract management from other responsibilities and may result in losses on disposition or continued financial involvement in the divested business, including through indemnification or other financial arrangements, for a period following the transaction, which could adversely affect our business, financial condition and results of operations. Our results of operations could be materially and adversely affected by fluctuations in foreign currency exchange rates. Although we report our results of operations in U.S. dollars, a significant portion of our revenue and expenses are denominated in currencies other than the U.S. dollar. Further, the majority of our customers are invoiced, and the majority of our expenses are paid, by us or our subsidiaries in the functional currency of our company or our subsidiaries, respectively. However, some of our customers are currently invoiced in currencies other than the applicable functional currency. As a result, we may incur foreign currency losses based on changes in exchange rates between the date of the invoice and the date of collection. In addition, large changes in foreign exchange rates relative to our functional currencies could increase the costs of our services to non-U.S. customers relative to local competitors, thereby causing us to lose existing or potential customers to these local competitors. Thus, our results of operations are subject to fluctuations due to changes in foreign currency exchange rates. Further, as we grow our international operations, our exposure to foreign currency risk could become more significant. We have entered into, and in the future we may enter into, foreign currency hedging contracts to reduce foreign currency volatility. However, we currently do not maintain foreign currency hedging contracts with respect to all our foreign currencies, and any contracts we have or may enter into may not fully mitigate our foreign currency risk, may prove disadvantageous or may create additional risks.

Table of Contents - 35 - We are exposed to commodity and market price risks that affect our results of operations. We consume a large quantity of power to operate our data centers and as such are exposed to risk associated with fluctuations in the price of power. During 2025, we incurred approximately $36 million in costs to power our data centers. We anticipate an increase in our consumption of power in the future if our private cloud sales grow. Power costs vary by locality and are subject to substantial seasonal fluctuations and changes in energy prices. Certain of our data centers are located within deregulated energy markets. Power costs have historically tracked the general costs of energy and continued increases in electricity costs may negatively impact our gross margins. We periodically evaluate the advisability of entering into fixed-price utilities contracts and have entered into certain fixed-price utilities contracts for some of our power consumption. If we choose not to enter into a fixed-price contract, we expose our cost structure to this commodity price risk. If we do choose to enter into a fixed-price contract, we lose the opportunity to reduce our power costs if the price for power falls below the fixed cost. Therefore, increases in our power costs could result in lower gross margins and materially and adversely impact our results of operations. Concerns about greenhouse gas emissions and global climate change may result in environmental taxes, charges, assessments or penalties, resulting in increased electricity prices. The effects of human activity on the global climate change have attracted considerable public and scientific attention, as well as the attention of the U.S. government. Efforts are being made to reduce greenhouse emissions, particularly those from coal combustion by power plants, some of which we rely upon for power. The added cost of any environmental taxes, charges, assessments or penalties levied on these power plants could be passed on to us, increasing the cost to run our data centers. Additionally, environmental taxes, charges, assessments or penalties could be levied directly on us in proportion to our carbon footprint. Any enactment of laws or passage of regulations regarding greenhouse gas emissions by the U.S., or any domestic or foreign jurisdiction we perform business in, could adversely affect our business, financial condition and results of operations. We utilize open source software in providing a substantial portion of our services. Our use of open source software, and our contributions to open source projects, could impose limitations on our ability to provide our services, expose us to litigation, cause us to impair our assets and allow third parties to access and use software and technology that we use in our business, all of which could adversely affect our business, financial condition and results of operations. We utilize open source software, including Linux-based software, in providing a substantial portion of our services and we expect to continue to incorporate open source software in a substantial portion of our services in the future. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to offer our services. Moreover, we cannot ensure that we have not incorporated additional open source software in a manner that is inconsistent with the terms of the applicable license. If we fail to comply with these licenses, or if we combine our proprietary software with open source software in a certain manner, we may be subject to certain requirements, including requirements that we offer our solutions that incorporate the open source software for no cost, that we make available the source code for modifications or derivative works we create based upon, incorporating or using the open source software, and that we license such modifications or derivative works under the terms of applicable open source licenses. Additionally, the use and distribution of open source software can lead to greater risks than the use of third-party commercial software, as some open source projects have known vulnerabilities and open source software does not come with warranties or other contractual protections regarding infringement claims or the quality of the code. From time to time parties have asserted claims against companies that distribute or use open source software in their products and services, asserting that open source software infringes their intellectual property rights. We have been subject to suits, and could be subject to suits in the future, by parties claiming infringement of intellectual property rights with respect to what we believe to be open source software. Litigation could be costly for us to defend, and in such an event, we could be required to seek licenses from third parties to continue using such software or offering certain of our services. If we are unable to obtain a required license, we may have to discontinue the use of such software or the sale of our affected services, which could cause us to breach customer agreements and incur liability to customers. The cost of obtaining such licenses, or the consequences of failing to obtain them, could adversely affect our business, financial condition and results of operations.

Table of Contents - 36 - We also participate in open source projects, including contributing portions of our proprietary software code to such open source projects. Our participation in open source projects, and our use of open source solutions in a substantial portion of our services, could result in an impairment of design and development assets. In addition, our activities with these open source projects could subject us to additional risks of litigation, including indirect infringement claims based on third-party contributors because of our participation in these projects. Furthermore, our participation in open source projects may allow third parties, including our competitors, to have access to software that we use in our business, which could limit our ability to restrict third parties from developing, selling or otherwise providing similar or competitive technology or services, and which may enable our competitors to provide similar services with lower development effort and time, which could ultimately result in a loss of sales for us. While we may be able to claim protection of our intellectual property under other rights, such as trade secrets or contractual rights, our participation in open source projects limits our ability to assert certain of our patent rights against third parties (even if we were to conclude that their use infringes our patents with competing offerings), unless such third parties assert patent rights against us. This limitation on our ability to assert our patent rights against others could harm our business and ability to compete. Our business is dependent on our ability to continue to obtain, maintain, protect and enforce the intellectual property and proprietary rights on which our business relies. If we are not successful in obtaining, maintaining, protecting and enforcing our intellectual property and proprietary rights, our business, financial condition and results of operations could be materially and adversely affected. In addition to our use of open source software, we rely on patent, copyright, trademark, service mark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our intellectual property and proprietary rights, all of which provide only limited protection. For example, we do not have any patent rights related to our proprietary tools, technology, processes and systems, including Rackspace Fabric, and rely on confidentiality agreements to protect such proprietary rights. We cannot assure you that any future patent, copyright, trademark or service mark registrations will be issued for pending or future applications or that any registered or unregistered copyrights, trademarks or service marks will be enforceable or provide adequate protection of our intellectual property and proprietary rights. Furthermore, the legal standards relating to the validity, enforceability and scope of protection of intellectual property and proprietary rights are uncertain. We regard our trademarks, trade names and service marks as having significant value, and our brand is an important factor in the marketing of our services. We intend to rely on both registration and common law protection for our trademarks. However, we may be unable to prevent competitors from acquiring trademarks or service marks and other intellectual property and proprietary rights that are similar to, infringe upon, misappropriate, violate or diminish the value of our trademarks and service marks and our other intellectual property and proprietary rights. The value of our intellectual property and proprietary rights could diminish if others assert rights in or ownership of our intellectual property or proprietary rights, or in trademarks that are similar to our trademarks. We also endeavor to enter into agreements with our employees, contractors and parties with whom we do business to limit access to and disclosure of our proprietary information. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, including our know-how and trade secrets. Additionally, we currently have patents issued and patent applications pending in the U.S. and the E.U., primarily related to our legacy OpenStack business. However, our patent applications may be challenged and/or ultimately rejected, and our issued patents may be contested, circumvented, found unenforceable or invalidated. Even if we continue to seek patent protection in the future, we may be unable to obtain or maintain patent protection for our technology. In addition, any patents issued from pending or future patent applications owned by or licensed to us in the future may not provide us with competitive advantages, or may be circumvented or successfully challenged, invalidated or held unenforceable through administrative process, including re-examination, inter partes review, interference and derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation. There may be issued patents, or pending patent applications that may result in issued patents, of which we are not aware held by third parties that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or services.

Table of Contents - 37 - Third parties may independently develop technologies that are substantially equivalent, superior to, or otherwise competitive to the technologies we employ in our services or that infringe, misappropriate or otherwise violate our intellectual property and proprietary rights. If we fail to protect our intellectual property and proprietary rights adequately, our competitors may gain access to our proprietary technology and develop and commercialize substantially identical services or technologies, and the steps we have taken may not prevent unauthorized use, access, distribution, misappropriation, reverse engineering or disclosure of our intellectual property and proprietary information, including our know-how and trade secrets. Enforcement of our intellectual property and proprietary rights also depends on successful legal actions against infringers and parties who misappropriate or otherwise violate our intellectual property and proprietary rights, including our proprietary information and trade secrets, but these actions may not be successful, even when our rights have been infringed, misappropriated or otherwise violated. In addition, the laws of some foreign countries do not protect our intellectual property and proprietary rights to the same extent as the laws of the U.S., and patent, trademark, copyright and trade secret protection may not be available to us in every country in which our services are available. Despite the measures taken by us, it may be possible for a third party to copy or otherwise obtain and use our intellectual property and proprietary rights, including our technology and information, without authorization. Policing unauthorized use of our proprietary technologies and other intellectual property and our services is difficult, time-consuming and costly, and litigation could become necessary in the future to protect or enforce our intellectual property and proprietary rights. Any such litigation could be time consuming and expensive to prosecute or resolve, result in substantial diversion of management attention and resources and harm our business and results of operations. Furthermore, any such litigation may ultimately be unsuccessful and could result in the impairment or loss of portions of our intellectual property and proprietary rights. Additionally, our efforts to enforce our intellectual property and proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and proprietary rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property and proprietary rights. Third-party claims of intellectual property or proprietary right infringement, misappropriation or other violation may be costly to defend and may limit or disrupt our ability to sell our services. Third-party claims of intellectual property or proprietary right infringement, misappropriation or other violation are commonplace in technology-related industries. Companies in the technology industry, holding companies, non-practicing entities and other adverse intellectual property owners who may or may not have relevant service revenue, but are seeking to profit from royalties in connection with grants of licenses, own large numbers of patents, copyrights, trademarks, service marks and trade secrets and frequently make claims of allegations of infringement, misappropriation or other violations of intellectual property and proprietary rights and may pursue litigation against us. These or other parties have claimed in the past, and could claim in the future, that we have misappropriated, violated, infringed or misused intellectual property proprietary rights. Additionally, as we expand our use of AI, there may be uncertainty regarding intellectual property ownership and license rights of AI algorithms and content generated by AI, and we may become subject to similar claims of infringement in the future. We could incur substantial costs in defending any such litigation, and any such litigation, regardless of merit or outcome, could be time consuming and expensive to settle or litigate and could divert the attention of our technical and management personnel and could harm our business, results of operations and reputation. An adverse determination in any such litigation could prevent us from offering our services to our customers and may require that we procure or develop substitute services that do not infringe, misappropriate or otherwise violate, which could be costly, time- consuming or impossible, or require us to obtain a costly and/or unfavorable license. Certain of our agreements with our customers and other third parties include indemnification provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights. For any intellectual property or proprietary right claim against us or our customers or such other third parties, we may also have to pay damages (including treble damages and attorneys’ fees if we are found to have willfully infringed a party’s rights), indemnify our customers or such other third parties against damages or stop using technology or intellectual property found to be in violation of a third party’s rights, which could harm our business. We may be unable to replace or obtain a license for those technologies with technologies that have the same features or functionality and that are of equal quality and performance standards on commercially reasonable terms or at all. Licensing replacement technologies and intellectual property may significantly increase our operating expenses or may require us to restrict our business activities in one or more respects. We may also be required to develop alternative technology and intellectual property that is non-infringing, misappropriating or violating, which could require significant effort, time and expense and ultimately may not be an alternative that functions as well as the original or is accepted in the marketplace.

Table of Contents - 38 - We may have additional tax liabilities. We are subject to a variety of taxes and tax collection obligations in the U.S. (federal and state) and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. We may recognize additional tax expense and be subject to additional tax liabilities, including other liabilities for tax collection obligations due to changes in laws, regulations, administrative practices, principles and interpretations related to tax, including changes to the global tax framework, competition and other laws and accounting rules in various jurisdictions. Such changes could come about as a result of economic, political and other conditions, or certain jurisdictions aggressively interpreting their laws in an effort to raise additional tax revenue. An increasing number of jurisdictions are considering or have unilaterally adopted laws or country-by-country reporting requirements that could adversely affect our effective tax rates or result in other costs to us which could adversely affect our operating results. We are also currently subject to tax audits in various jurisdictions, and these jurisdictions may assess additional tax liabilities against us. Developments in an audit, investigation or other tax controversy could have a material and adverse effect on our operating results or cash flows in the period or periods for which that development occurs, as well as for prior and subsequent periods. We regularly assess the likelihood of an adverse outcome resulting from these proceedings to determine the adequacy of our tax accruals. Although we believe our tax estimates are reasonable, the final outcome of audits, investigations and any other tax controversies could be materially different from our historical tax accruals. Changes in cross border trade policies, including the imposition of tariffs and the resulting consequences, may have a material and adverse impact on our business, financial condition and results of operations. The U.S. government has an evolving approach to cross border trade policy and in some cases it may seek to renegotiate, or potentially terminate, certain existing bilateral or multilateral trade agreements. It has also imposed and may continue to impose additional tariffs on certain foreign goods, including information and communication technology products. These measures may materially increase costs for goods imported into the U.S. This in turn could mean that a larger portion of our customers’ IT spending will be made on hardware costs and less will be available to spend on our services, which could adversely affect our business, financial condition and results of operations. In addition, non-U.S. governments have imposed and may continue to impose tariffs (including retaliatory tariffs) on the import of U.S. goods, which could similarly impact the amount of IT spending available to customers located outside of the U.S. In particular, geopolitical and trade tensions between the U.S. and China have been escalating and it is difficult to predict what further trade-related actions the U.S. and other governments may take, whether the new 2025 U.S. administration may heighten tensions and the longer- term implications of trade-related actions on various market opportunities. Risks Related to Our Indebtedness Our substantial indebtedness could materially and adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments. We are a highly leveraged company. As of December 31, 2025, we had $2,429.2 million face value of outstanding indebtedness. Our outstanding indebtedness as of December 31, 2025 included $270.2 million of borrowings under the FLFO Term Loan Facility, $1,610.0 million of borrowings under the FLSO Term Loan Facility, $61.1 million of borrowings under the Term Loan Facility, $318.6 million of 3.50% FLSO Senior Secured Notes, $125.4 million of 5.375% Senior Notes, and $43.9 million of 3.50% Senior Secured Notes. In addition, as of December 31, 2025, the New Revolving Credit Facility had total commitments of $375.0 million, $60.0 million of outstanding borrowings, and $23.5 million of letters of credit issued thereunder. For the years ended December 31, 2024 and 2025, we made total debt service payments, consisting of required principal and interest payments, of approximately $162.1 million and $150.1 million, respectively, which represented 406.2% and 99.2%, respectively, of our cash flow from operations (or 88.9% and 53.4%, respectively, of our cash flow from operations calculated prior to any deductions for cash interest payments). Our substantial indebtedness could have important consequences. For example, it could: • limit our ability to borrow money for our working capital, capital expenditures, debt service requirements, strategic initiatives or other purposes; • make it more difficult for us to satisfy our obligations with respect to our indebtedness and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;

Table of Contents - 39 - • require us to dedicate a substantial portion of our cash flow from operations to the payment of interest and the repayment of our indebtedness, thereby reducing funds available to us for other purposes; • limit our flexibility in planning for, or reacting to, changes in our operations or business; • make us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage; • impact our rent expense on leased space and interest expense from financing leases, which could be significant; • make us more vulnerable to downturns in our business, our industry or the economy; • restrict us from making strategic acquisitions, engaging in development activities, introducing new technologies or exploiting business opportunities; • cause us to make non-strategic divestitures; • limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets; • prevent us from repurchasing or repaying our senior notes or credit facilities upon certain change of control events, which would result in an event of default under the agreements governing such debt; or • expose us to the risk of increased interest rates, as certain of our borrowings, including borrowings under the New Senior Facilities and Senior Facilities, are at variable rates of interest. In addition, many of our debt instruments contain restrictive covenants that limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our indebtedness. Despite our substantial indebtedness, we may still be able to incur significantly more debt, including secured debt, which could intensify the risks associated with our indebtedness. We and our subsidiaries may be able to incur substantial indebtedness in the future. Although the terms of many of our debt instruments contain restrictions on our subsidiaries’ ability to incur additional indebtedness (including secured indebtedness), these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred (including secured indebtedness) in compliance with these restrictions could be substantial. In addition, these restrictions do not prevent us from incurring indebtedness or our subsidiaries from incurring obligations that do not constitute indebtedness under the terms of such instruments. To the extent that we incur additional indebtedness or such other obligations, the risk associated with our substantial indebtedness as described above under the risk factor “Our substantial indebtedness could materially and adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments,” including our potential inability to service our debt, will increase. As of December 31, 2025, we had $291.5 million available for additional borrowing under the New Revolving Credit Facility portion of our New Senior Facilities (including $23.5 million of letters of credit issued thereunder), all of which would be secured. We may not be able to generate sufficient cash to service all of our indebtedness and to fund our working capital and capital expenditures and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful. Our ability to satisfy our debt obligations will depend upon, among other things: • our future financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and financial, business, legislative, regulatory and other factors, many of which are beyond our control; • our future ability to refinance or restructure our existing debt obligations, which depends on among other things, the condition of the capital markets, our financial condition and the terms of existing or future debt agreements; and • our future ability to borrow under our New Revolving Credit Facility, the availability of which depends on, among other things, our compliance with the covenants in the New First Lien Credit Agreement.

Table of Contents - 40 - We cannot be certain that our business will generate cash flow from operations, or that we will be able to draw under our New Revolving Credit Facility or otherwise, in an amount sufficient to fund our liquidity needs. If our cash flows and capital resources are insufficient to service our indebtedness and other liquidity needs, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. We cannot be certain that we will be able to restructure or refinance any of our debt on commercially reasonable terms or at all. In addition, the terms of existing or future debt agreements may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations when due. Our equityholders, including Apollo and its affiliates, have no continuing obligation to provide us with debt or equity financing. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would result in a material and adverse effect on our financial condition and results of operations. If we cannot make scheduled payments on our indebtedness, we will be in default, and holders of our notes and the lenders under our credit facilities could declare all outstanding principal and interest to be due and payable, the lenders under our credit facilities could terminate their commitments to loan money, our secured lenders and holders of our secured notes could foreclose against the assets securing their indebtedness and we could be forced into bankruptcy or liquidation. Our debt agreements contain restrictions that limit our flexibility in operating our business. Our debt agreements contain, and any other existing or future indebtedness of ours would likely contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on our subsidiaries’ ability to, among other things: • incur additional debt, guarantee indebtedness or issue certain preferred shares; • pay dividends on or make distributions in respect of, or repurchase or redeem, our capital stock or make other restricted payments; • prepay, redeem or repurchase certain debt; • make loans or certain investments; • sell certain assets; • create liens on certain assets; • consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; • enter into certain transactions with our affiliates; • substantially alter the businesses we conduct; • enter into agreements restricting our subsidiaries’ ability to pay dividends; and • designate our subsidiaries as unrestricted subsidiaries. In addition, the New Revolving Credit Facility requires us to comply with a super-priority net senior secured leverage ratio under certain circumstances. As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. A failure to comply with the covenants could result in an event of default under the applicable agreements governing such indebtedness, which, if not cured or waived, could have a material and adverse effect on our business, financial condition and results of operations. In the event of any such event of default, the lenders under the New Senior Facilities and the Senior Facilities, as applicable: • will not be required to lend any additional amounts to us;

Table of Contents - 41 - • could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit; • could require us to apply our available cash to repay these borrowings; or • could effectively prevent us from making debt service payments on the 3.50% FLSO Senior Secured Notes, the 5.375% Senior Notes and the 3.50% Senior Secured Notes; any of which could result in an event of default under the 3.50% FLSO Senior Secured Notes Indenture, 5.375% Notes Indenture and the 3.50% Notes Indenture. Such actions by the lenders could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the lenders under our credit facilities and any of our other existing or future secured indebtedness could proceed against the collateral granted to them. We have pledged substantially all of our assets as collateral under the New Senior Facilities and the Senior Facilities. If any of our outstanding indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full. Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly. Borrowings under the New Senior Facilities and the Senior Facilities are at variable rates of interest and expose us to interest rate risk. As of December 31, 2025, assuming the New Revolving Credit Facility was fully drawn, each 0.125% change in assumed blended interest rates would result in a $3 million change in annual interest expense on indebtedness under the New Senior Facilities and the Senior Facilities. We have entered into, and in the future we may enter into, interest rate swaps that involve the exchange of floating for fixed rate interest payments to reduce interest rate volatility. However, we currently do not maintain interest rate swaps with respect to all our variable rate indebtedness, and any swaps we have or may enter into may not fully mitigate our interest rate risk, may prove disadvantageous or may create additional risks. The New Senior Facilities and the Senior Facilities carry floating interest rates that are tied to SOFR. The Federal Reserve Bank of New York, as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR or timing related to the publication of SOFR. If the manner in which SOFR is calculated is changed, that change may result in a change in the amount of our annual interest expense on our indebtedness under the New Senior Facilities and the Senior Facilities. Any downgrade in our credit ratings could limit our ability to obtain future financing, increase our borrowing costs and adversely affect the market price of our existing debt securities or otherwise impair our business, financial condition and results of operations. Nationally recognized credit rating organizations have issued credit ratings relating to our long-term debt. Our outstanding debt under the New Senior Facilities, the Senior Facilities, the 3.50% FLSO Senior Secured Notes, the 5.375% Senior Notes and the 3.50% Senior Secured Notes currently has non-investment grade ratings. Certain of these organizations have downgraded our credit ratings in the past. There can be no assurance that any rating assigned to any of our debt securities or loans will remain in effect for any given period or that any such ratings will not be lowered, suspended or withdrawn entirely by a rating agency if, in that rating agency’s judgment, circumstances so warrant. Any additional actual or anticipated changes or downgrades in our credit ratings, including any announcement that our ratings are under review for a downgrade, could: • adversely affect the market price of some or all our outstanding debt securities or loans; • limit our access to the capital markets or otherwise adversely affect the availability of other new financing on favorable terms, if at all; • result in new or more restrictive covenants in agreements governing the terms of any future indebtedness that we may incur; • increase our cost of borrowing; and

Table of Contents - 42 - • impact our business, financial condition and results of operations. Risks Related to Ownership of Our Common Stock Our common stock has previously traded below Nasdaq’s $1.00 minimum bid price requirement. If we fail to maintain compliance with Nasdaq’s continued listing requirements, our common stock could be delisted, which could adversely affect the liquidity and market price of our common stock. Our common stock is currently listed on the Nasdaq Global Select Market, which imposes certain continued listing requirements, including a minimum bid price requirement of $1.00 per share, requirements relating to minimum market value of securities, stockholders’ equity, and corporate governance standards. If we fail to maintain compliance with Nasdaq’s continued listing requirements, Nasdaq may initiate procedures to delist our common stock. A delisting of our common stock could materially and adversely affect our business and investors by, among other things, reducing the liquidity and market price of our common stock, limiting our ability to raise additional capital and access the public equity markets, reducing analyst coverage, impairing our ability to use equity-based compensation to attract and retain employees, increasing volatility in the trading price of our common stock, and generating negative publicity. The market price of our common stock has experienced significant volatility and has previously traded below $1.00 per share. Although the closing bid price of our common stock was above $1.00 per share as of the date of this filing, there can be no assurance that it will remain at or above that level. If our stock price were to decline and remain below $1.00 per share for 30 consecutive business days, we would not be in compliance with Nasdaq’s minimum bid price requirement and could become subject to Nasdaq’s deficiency procedures. If we are unable to regain compliance during any applicable cure period, we could face potential delisting. Our stock price may fluctuate significantly. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. The following is a non-exhaustive list of additional factors that could affect our stock price: • our operating and financial performance and prospects; • quarterly variations in the rate of growth (if any) of our financial or operational indicators, such as EPS, net income, revenues, Non-GAAP Net Income, Non-GAAP Operating Profit, and Adjusted EBITDA; • the public reaction to our press releases, our other public announcements and our filings with the SEC; • strategic actions by our competitors; • changes in operating performance and the stock market valuations of other companies; • announcements related to litigation; • our failure to meet revenue or earnings estimates made by research analysts or other investors; • changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts; • speculation in the press or investment community; • sales of our common stock by us or our stockholders, or the perception that such sales may occur; • our failure to maintain compliance with Nasdaq’s continued listing requirements, including but not limited to the $1.00 minimum bid price requirement; • changes in accounting principles, policies, guidance, interpretations or standards; • additions or departures of key management personnel; • actions by our stockholders; • general market conditions; • domestic and international economic, legal and regulatory factors unrelated to our performance;

Table of Contents - 43 - • material weakness in our internal control over financial reporting; and • the realization of any risks described under this “Risk Factors” section, or other risks that may materialize in the future. The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, financial condition and results of operations. Future sales of our common stock in the public market, or the perception in the public market that such sales may occur, could reduce our stock price. As of December 31, 2025, we had 248.4 million shares of common stock issued and approximately 15.7 million shares of common stock underlying outstanding options and restricted stock under the 2017 Incentive Plan and the 2020 Incentive Plan, and we have reserved an additional 38.5 million shares of common stock for issuance under the 2020 Incentive Plan and 7.8 million shares of common stock for issuance under the ESPP and we may be required to issue additional shares of common stock to an affiliate of ABRY under the merger agreement related to the acquisition of Datapipe. Also, during the year ended December 31, 2025, we registered 10.0 million shares of common stock for 4.0 million and 6.0 million RSUs and stock options, respectively, granted to our new chief executive officer outside of the 2020 Incentive Plan. In addition, certain of our existing stockholders, including Apollo and ABRY, have certain rights to require us to register the sale of common stock held by them including in connection with underwritten offerings. Additionally, we filed a registration statement in respect of all shares of common stock that we may issue under the 2017 Incentive Plan, the 2020 Incentive Plan and the ESPP. After registration, these shares can be freely sold in the public market upon issuance. Sales of significant amounts of stock in the public market upon expiration of applicable lock-up agreements, the perception that such sales may occur, or early release of any lock-up agreements, could adversely affect prevailing market prices of our common stock or make it more difficult for you to sell your shares of common stock at a time and price that you deem appropriate. If we do not maintain effective internal controls, our financial statements may be inaccurate and the value of your investment in our common stock could decrease. We expect to continue incurring significant expenses and devote substantial management effort toward ensuring compliance with the requirements of the Sarbanes-Oxley Act, including with respect to compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our consolidated financial statements and fail in meeting our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the Nasdaq, regulatory investigations, civil or criminal sanctions and litigation, any of which would have a material and adverse effect on our business, financial condition, results of operations and the market price of our common stock.

Table of Contents - 44 - We continue to be controlled by Apollo, and Apollo’s interests may conflict with our interests and the interests of other stockholders. As of December 31, 2025, Apollo beneficially owned approximately 53% of the voting power of our outstanding common stock. Therefore, individuals affiliated with Apollo will have effective control over the outcome of votes on all matters requiring approval by our stockholders, including the election of directors, entering into significant corporate transactions such as mergers, tender offers, the sale of all or substantially all of our assets and issuance of additional debt or equity. The interests of Apollo and its affiliates could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by Apollo could delay, defer or prevent a change in control of our company or impede a merger, takeover or other business combination which may otherwise be favorable for us. Additionally, Apollo and its affiliates are in the business of making investments in companies and may, from time to time, acquire and hold interests in or provide advice to businesses that compete directly or indirectly with us, or are suppliers or customers of ours. Apollo and its affiliates may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. Any such investment may increase the potential for the conflicts of interest discussed in this risk factor. So long as Apollo continues to directly or indirectly beneficially own a significant amount of our equity, even if such amount is less than 50%, Apollo will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions. Apollo also has a right to nominate a number of directors comprising a percentage of our Board in accordance with their beneficial ownership of the voting power of our outstanding common stock (rounded up to the nearest whole number), which currently represents at least a majority of our Board. In addition, we have an executive committee that serves at the discretion of our Board and includes two members nominated by Apollo, who are authorized to take actions (subject to certain exceptions) that they reasonably determine are appropriate. We are a “controlled company” within the meaning of the Nasdaq’s rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements. Apollo controls a majority of the voting power of our outstanding voting stock, and as a result we are a controlled company within the meaning of the Nasdaq’s corporate governance standards. Under the Nasdaq rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that: • a majority of the Board consist of independent directors; • the nominating and corporate governance committee be composed entirely of independent directors or otherwise require that the nominees for directors are determined or recommended to our Board by the independent members of our Board pursuant to a formal resolution addressing the nominations process and such related matters as may be required under the federal securities laws; and • the compensation committee be composed entirely of independent directors. We intend to utilize these exemptions as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq. There can be no assurances that we will remain a “controlled company” and, following the loss of such status, we may need to modify our Board and committee compositions in order to be in compliance with applicable Nasdaq rules. We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations. We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers, including for payments in respect of our indebtedness, from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See Item 7 of Part II, Management’s Discussion and Analysis of Financial Condition and Results of Operations - "Liquidity and Capital Resources." Each of our subsidiaries is a distinct legal entity, and under certain circumstances legal and contractual restrictions may limit our ability to obtain cash from them and we may be limited in our ability to cause any future joint ventures to distribute their earnings to us. The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

Table of Contents - 45 - We do not anticipate paying dividends on our common stock in the foreseeable future. We do not anticipate paying any dividends in the foreseeable future on our common stock. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. Our New Senior Facilities, Senior Facilities and the Indentures contain, and any future indebtedness likely will contain, restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to pay dividends and make other restricted payments. If securities or industry analysts do not publish research or reports about our business or publish negative reports, our stock price could decline. The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock, publishes unfavorable research about our business or if our operating results do not meet their expectations, our stock price could decline. ITEM 1B – UNRESOLVED STAFF COMMENTS None.

Table of Contents - 46 - ITEM 1C – CYBERSECURITY We are materially dependent upon our networks, information technology infrastructure, and related technology systems to provide services to our customers, manage our internal operations and support our strategic objectives. Cyber- attacks have become prevalent in our industry, and the techniques used to sabotage or obtain unauthorized access to systems are constantly expanding and evolving. Malicious actors are increasingly sophisticated in their methods, tactics, techniques, and procedures, seeking to steal money, gain unauthorized access to, destroy or manipulate data, and disrupt operations. Based on information known to management through our established processes and policies as of the date of this report, we have not identified any cybersecurity threats or cybersecurity incidents that have materially affected or are reasonably anticipated to have a material adverse effect on our business. However, we have experienced and expect to continue to experience cybersecurity threats and cybersecurity incidents. In December 2022, we previously disclosed a ransomware incident that caused service disruptions for our Hosted Exchange customers. In addition, in March 2025, a malicious actor publicly claimed to have gained unauthorized access to certain of our data, but after investigation and forensic analysis, we found no evidence of unauthorized access and did not correlate the data shared by the malicious actor to us or any of our customers. We maintain governance and oversight processes designed to manage cybersecurity risks and implement controls and practices intended to identify, protect, detect, respond to and recover from cybersecurity risks and incidents; however, we cannot provide assurance that cybersecurity risks will not materially affect our business (or the systems we host for our customers) in the future, including our business strategy, results of operations, or financial condition, nor can we provide assurance that our controls, processes and procedures will operate as intended in all circumstances. Cybersecurity threats, whether or not successful, could result in significant costs related to rebuilding our internal systems, writing down inventory value, implementing additional threat protection measures, providing modifications or replacements to our products and services, defending against litigation, responding to regulatory inquiries or actions, paying damages, providing customers with incentives to maintain a business relationship with us, or taking other remedial steps with respect to third parties, as well as significant reputational harm. Cybersecurity threats continue to evolve, including with the advent of AI and GenAI, which may increase the difficulty of detecting and defending against such threats. See "Risk Factors - Security breaches, cyber-attacks and other interruptions to our or our third-party service providers’ infrastructure have disrupted and may continue to disrupt our internal operations and we may be exposed to claims and liability, lose customers, suffer harm to our reputation, lose business-critical compliance certifications and incur additional costs." for more information on our cybersecurity risks. Risk Management and Strategy Cybersecurity risk management is a component of our broader enterprise risk management program, and we have established cybersecurity policies and procedures to identify, protect, detect, respond to and recover from cybersecurity risks and incidents in accordance with applicable law. We maintain a cross-functional approach to cybersecurity risk, which is designed to help identify, protect, detect, respond to and recover from cybersecurity threats. Our cybersecurity strategy focuses on implementation of controls, technologies, and other processes designed to assess, identify, manage and address material cybersecurity risks. These include, among other things: annual and ongoing security awareness training for employees; mechanisms to detect and monitor unusual network activity; processes to model the integrity of critical security controls; enforcement of computing system security policies; and containment and incident response tools. We monitor issues that are internally discovered or externally reported that may affect our operations, systems, network, data, products and/or services, and have processes to assess those issues for potential cybersecurity impact or risk. We assess and deploy technical safeguards intended to protect our information systems from cybersecurity threats. These safeguards may be evaluated and updated based on vulnerability assessments, cybersecurity threat intelligence and incident response experience. Our cybersecurity policies and procedures include incident response plans that address roles, responsibilities, and escalation protocols in connection with cybersecurity incidents, as appropriate.

Table of Contents - 47 - Our team engages with external cybersecurity advisors and experts, including outside counsel and outside cybersecurity firms, assessors, auditors and consultants as necessary or appropriate. We also maintain numerous industry- related compliance certifications for various aspects of our business. These certifications and attestations apply to specified systems, services or processes and do not eliminate cybersecurity risk. In addition, they are point-in-time references and do not guarantee future performance. Our cybersecurity policies and procedures are designed to vet key third-party providers and provide for oversight and cooperation regarding cybersecurity incidents. In addition, our cybersecurity policies and procedures require our third-party providers to meet appropriate security requirements. We may investigate security incidents that have impacted our third-party providers, as appropriate; however, our ability to monitor our third-party service providers’ data security is limited, consistent with industry practices. Governance Board Oversight The Audit Committee of our Board oversees our cybersecurity risk. The Audit Committee receives regular cybersecurity specific updates from management (including our Chief Information Security Officer ("CISO") and/or other key personnel), typically on a quarterly basis, about the identification, protection, detection, response and recovery from cybersecurity threats and cybersecurity incidents, as well as the evolving cybersecurity landscape and trends, notable incidents, recent program enhancements and other relevant topics. The nature and timing of information provided depends on the circumstances and materiality of the underlying risk or incident. The Audit Committee reports to our Board and certain of our Audit Committee and Board members have experience in assessing and managing cybersecurity risks. In addition to this regular reporting, significant cybersecurity risks or threats may also be escalated to the Audit Committee and/or the Board on an as-needed basis. Management’s Role Our overall cybersecurity function and oversight of our cybersecurity team’s efforts to identify, protect, detect, respond to and recover from cybersecurity risks and incidents is led by our CISO, who joined in March 2026. Our CISO is an experienced cybersecurity executive who has served as Chief Information Security Officer and Chief Security Officer for a global e-commerce platform, previously held senior leadership roles across technology and financial services organizations, including leading a major post-breach security recovery. He is responsible for governance, compliance, risk management, enterprise security transformation, and operational efficiency initiatives. Our CISO is supported by our Deputy CISO, who brings more than 15 years of experience in enterprise security, risk, and emerging technologies. He served in senior leadership roles including Deputy Chief Technology Officer and Head of Information Security, holds graduate degrees in Computer Science and Business Administration, and is CISSP-credentialed. He began his career in secure communications and cryptographic systems as a uniformed member of the United States Air Force. Our CISO and Deputy CISO lead a team of cybersecurity professionals who have extensive experience across multiple sectors, many of whom hold relevant industry certifications. Key security, risk, technology, legal, and compliance personnel, together with other cross-functional internal stakeholders and senior management, meet regularly with the cybersecurity team to develop, review and evaluate our cybersecurity policies and procedures, including discussions of the following: • cybersecurity strategies for preservation of the confidentiality, integrity and availability of company and customer information; • identification, protection, detection, response and recovery from cybersecurity threats and incidents; and • effective response to cybersecurity incidents (including escalation procedures to enable timely decisions regarding public disclosure and other required reporting by appropriate personnel). Under our global incident response process, cybersecurity incidents are assessed and classified by severity, and incidents are escalated as appropriate to executive leadership. In addition, we have a process to promptly notify the Audit Committee and the Board, as appropriate, in the event a cybersecurity incident may be material. Materiality determinations are made in accordance with our disclosure controls and procedures.

Table of Contents - 48 - ITEM 2 – PROPERTIES Office Space Our corporate headquarters occupies approximately 93,000 square feet in San Antonio, Texas under a lease expiring in 2034, with three five-year renewal options. We also maintain a global office footprint across the U.S., Europe, Asia-Pacific, India, Mexico and other international markets. To enhance operational flexibility and reduce long-term commitments, we are increasingly utilizing shorter-term shared office arrangements in lieu of traditional multi-year leases. Data Centers As of December 31, 2025, we leased data centers located across the U.S., the U.K., Hong Kong, Australia and other international locations. We believe our existing office space and data center facilities are adequate for our current operations and that suitable additional or alternative space will be available in the future to meet our anticipated needs. ITEM 3 – LEGAL PROCEEDINGS From time to time, we are subject to various legal proceedings, claims, inquiries, investigations, demands or other disputes arising in the ordinary course of our business. These matters include, among other things, commercial disputes (including contract interpretation, service level performance, billing disputes, customer service issues and similar matters), employment and labor claims, intellectual property disputes (including third-party claims by both operating companies and non-practicing entities alleging that our offerings, services, or technologies infringe, misappropriate, or otherwise violate the intellectual property or proprietary rights of others or that our use of third-party software (including open source components) violates copyright, licensing obligations or trade secret rights), and regulatory inquiries. In addition, we may receive requests for information, subpoenas, or be subject to investigations by governmental authorities relating to areas such as privacy, data protection, cybersecurity, competition/antitrust, and export controls and sanctions, among others. We record accruals for loss contingencies when losses are considered probable and can be reasonably estimated. Because litigation and regulatory matters are inherently unpredictable, the amount that may ultimately be paid could differ from our recorded accruals and the timing of such payments is uncertain. It is reasonably possible that losses in excess of recorded amounts could be material in a particular period. Additional information about our loss contingencies is included in Item 8 of Part II, Financial Statements and Supplementary Data - Note 10, "Commitments and Contingencies." We maintain insurance for certain claims and losses; however, coverage may not be available for all matters and is subject to deductibles, exclusions, and policy limits. Based on current information, we are not party to any pending litigation that would, if determined adversely to us, individually or in the aggregate be reasonably expected to have a material adverse effect on our business, financial condition, results of operations, or cash flows. However, litigation is inherently uncertain, and adverse developments or outcomes could potentially result in significant monetary damages or injunctive relief. We expense legal fees as incurred. For a discussion of risks related to intellectual property claims, data security, privacy and cybersecurity, regulatory compliance and other legal exposures, see Item 1A of Part I "Risk Factors." ITEM 4 – MINE SAFETY DISCLOSURES Not applicable.

Table of Contents - 49 - PART II ITEM 5 – MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES Market Information for Common Stock Our common stock has been listed on the Nasdaq, under the symbol "RXT" since August 5, 2020. Prior to that date, there was no public market for our common stock. Holders of Record As of March 2, 2026, there were 14 registered stockholders of record of our common stock. Because many of our shares of common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these stockholders of record. Dividend Policy We have not to date paid any cash dividends on our common stock and we currently do not intend to pay cash dividends on our common stock in the foreseeable future. However, we may, in the future, decide to pay dividends on our common stock. Any declaration and payment of cash dividends in the future, if any, will be at the discretion of our Board and will depend upon such factors as earnings levels, cash flows, capital requirements, levels of indebtedness, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements and any other factors deemed relevant by our Board. As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries. Our ability to pay dividends will therefore be restricted as a result of restrictions on their ability to pay dividends to us under our Senior Facilities, the Indentures and under other current and future indebtedness that we or they may incur. See Item 1A of Part I “Risk Factors—Risks Related to Ownership of our Common Stock” and Item 7 of Part II “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Securities Authorized for Issuance under Equity Compensation Plans For information regarding securities authorized for issuance under equity compensation plans, see Part III, Item 12 - "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Table of Contents - 50 - Stock Performance Graph The graph set forth below compares the cumulative total stockholder return on our common stock between December 31, 2020 and December 31, 2025 with the cumulative total return of (i) the Standard & Poor's ("S&P") 500 Index and (ii) the S&P 500 Information Technology Index over the same period. All values assume the investment of $100 in our common stock and both of the other indices on December 31, 2020 and assumes the reinvestment of dividends. The comparisons shown below are based upon historical data. We caution that the stock price performance shown is not necessarily indicative of, nor is it intended to forecast, the potential future performance of our common stock. Company/Index December 31, 2020 December 31, 2021 December 31, 2022 December 31, 2023 December 31, 2024 December 31, 2025 Rackspace Technology, Inc. $ 100.00 $ 70.67 $ 15.48 $ 10.49 $ 11.59 $ 5.09 S&P 500 Index $ 100.00 $ 126.89 $ 102.22 $ 126.99 $ 156.59 $ 182.25 S&P 500 Information Technology Index $ 100.00 $ 133.35 $ 94.80 $ 148.26 $ 201.18 $ 248.07 Unregistered Sales of Equity Securities Not applicable. Issuer Purchases of Equity Securities None. ITEM 6 - [RESERVED]

Table of Contents - 51 - ITEM 7 - MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS The following MD&A is intended to help readers understand our results of operations, financial condition and cash flows and should be read in conjunction with the audited consolidated financial statements and the related notes included elsewhere in this Annual Report. References to “Rackspace Technology,” “we,” “our company,” “the company,” “us,” or “our” refer to Rackspace Technology and its consolidated subsidiaries. The following discussion contains forward-looking statements that involve risk, assumptions and uncertainties, such as statements of our plans, objectives, expectations, intentions and forecasts. Our actual results and the timing of selected events could differ materially from those discussed in these forward-looking statements as a result of several factors, including those set forth under the section of this Annual Report titled “Risk Factors” and elsewhere in this Annual Report. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. Please also see “Special Note Regarding Forward-Looking Statements” contained elsewhere in this Annual Report.

Table of Contents - 52 - Overview We are a leading end-to-end hybrid cloud and AI solutions company. We serve as a trusted operator of the full technology stack, from governed private cloud infrastructure to AI deployed in production environments. From edge to core to cloud, we design, integrate and operate the infrastructure, data foundations and software platforms required to deliver business outcomes with predictable cost, resilience, security and compliance. Our solutions are purpose-built for regulated and mission-critical environments where uptime, data sovereignty and operational accountability are essential. We serve our customers with a unique combination of proprietary technology resulting from over $1 billion of investment and services expertise from a team of highly skilled consultants and engineers. We also provide our customers with unbiased expertise and technology solutions, delivered over the world’s leading cloud services, all wrapped in Fanatical Experience. We aim to be our customers’ most trusted advisor and services partner in their path to cloud transformation and to accelerate the value of their cloud investments. We give customers the ability to make fluid decisions when choosing the right technologies, and we recommend solutions based on customers’ unique objectives. In this way, we empower our customers to harness the full benefits of cloud adoption. Our team of 5,000 highly skilled Rackers, including consultants and engineers, partners with companies at every stage of their cloud transformation journey. We deliver our services to a global customer base through an integrated service delivery model. We have a presence in more than 60 cities around the world. This footprint allows us to better serve customers based in various countries, especially multinational companies requiring cross-border solutions. We have a strong presence with customers of all sizes, including enterprise businesses (revenue in excess of $3 billion), mid-market businesses (revenue of $300 million to $3 billion) and commercial customers (revenue less than $300 million). We operate our business and report our results through two reportable segments: Public Cloud and Private Cloud. Our Public Cloud segment is a services-centric, capital-light model providing value-added cloud solutions through managed services, Elastic Engineering and professional services offerings for customer environments hosted on the AWS, Microsoft Azure and Google Cloud public cloud platforms. Our Private Cloud segment is a technology-forward, capital-intensive model providing managed service offerings for customer environments hosted in one of our data centers as well as in those owned by customers or by third parties such as colocation providers. Private Cloud also includes our legacy OpenStack Public Cloud business that we ceased to actively market to customers in 2017. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 16, "Segment Reporting" for additional information about our segments. We generate revenue primarily through the sale of consumption-based contracts for our services offerings, which are recurring in nature. We also generate revenue from the sale of professional services related to designing and building customer solutions, which are non-recurring in nature. Arrangements within our Private Cloud segment generally have a fixed term, typically from 12 to 36 months, with a monthly recurring fee based on the computing resources provided to and utilized by the customer, the complexity of the underlying infrastructure and the level of support we provide. Our other primary source of revenue is for services within our Public Cloud segment. Contracts for these arrangements typically operate on a consumption model and can be canceled at any time without penalty. We sell our services through direct sales teams, third-party channel partners and via online orders. Our sales model is based on both distributed and centralized sales teams with leads generated from technology partners, customer referrals, channel partners and corporate marketing efforts. We offer customers the flexibility to select the best combination of resources in order to meet the requirements of their unique applications and provide the technology to seamlessly operate and manage multiple cloud computing environments.

Table of Contents - 53 - Key Factors Affecting Our Performance We believe our combination of proprietary technology, automation capabilities and technical expertise creates a value proposition for our customers that is hard to replicate for both competitors and in-house IT departments. We and our customers face a variety of challenges, including evolving technologies (including AI and GenAI) and an uncertain regulatory landscape, including international trade policies and tariffs, as well as other macroeconomic and geopolitical factors. These factors have and will continue to affect demand for our products and services. Our continued success depends to a significant extent on our ability to respond to these and other challenges presented by our highly competitive and dynamic market, including the following key factors: Differentiating Our Service Offerings in a Competitive Market Environment Our success depends to a significant extent on our ability to continue to differentiate, expand and upgrade our service offerings in line with developing customer needs, while deepening our relationships with leading public cloud service providers and establishing new relationships, including with sales partners. We are a certified premier consulting and managed services partner to some of the largest cloud computing platforms, including AWS, Microsoft Azure, Google Cloud, Oracle, SAP and VMware by Broadcom. We believe we are unique in our ability to serve customers across major technology stacks and deployment options, all while delivering Fanatical Experience. Our existing and prospective customers are also under increasing pressure to move from on-premise or self-managed IT to the cloud to compete effectively in a digital economy and maximize the value of their cloud investments, which we believe presents an opportunity for professional services projects as well as new recurring business. Customer Relationships and Retention Our success greatly depends on our ability to retain and develop opportunities with our existing customers and to attract new customers. We operate in a growing but competitive and evolving market environment, requiring innovation to differentiate us from our competitors. We believe that our integrated cloud service portfolio and our differentiated customer experience and technology are keys to retaining and growing revenue from existing customers as well as acquiring new customers. For example, we believe that Rackspace Fabric provides customers a unified experience across their entire cloud and security footprint, and that our Rackspace Elastic Engineering model helps customers embrace a cloud native approach with on-demand access to a dedicated team of highly skilled cloud architects and engineers. These offerings differentiate us from legacy IT service providers that operate under long-term fixed and project-based fee structures often tethered to their existing technologies with less automation. Business Mix Shift The mix of revenue has shifted in recent years, from our Private Cloud offerings to infrastructure resale and services within Public Cloud. Private Cloud offerings are generally hosted on our own infrastructure and deliver higher segment operating margins, but also require a higher level of capital expenditures. Conversely, Public Cloud segment operating margins are lower, driven by high volumes of infrastructure resale revenue which come at significantly lower margins. However, Public Cloud requires significantly less capital expenditures. Going forward, we will continue to take a workload- centric approach and both Public and Private Cloud will be the net recipients of the workloads. The focus in Private Cloud will be to defend and expand our revenue with new solutions. The focus in Public Cloud is on expanding segment operating margins by driving cost efficiencies and growing higher-margin services revenue.

Table of Contents - 54 - Key Components of Statement of Operations Revenue A substantial amount of our revenue, particularly within our Private Cloud segment, is generated pursuant to contracts that typically have a fixed term (typically from 12 to 36 months). Our customers generally have the right to cancel their contracts by providing us with written notice prior to the end of the fixed term, though most of our contracts provide for termination fees in the event of cancellation prior to the end of their term, typically amounting to the outstanding value of the contract. These contracts include a monthly recurring fee, which is determined based on the computing resources utilized and provided to the customer, the complexity of the underlying infrastructure and the level of support we provide. Most of our services within our Public Cloud segment and legacy OpenStack business generate usage-based revenue invoiced on a monthly basis and can be canceled at any time without penalty. We also generate revenue from usage-based fees and fees from professional services earned from customers using our hosting and other services. We typically recognize revenue on a daily basis, as services are provided, in an amount that reflects the consideration to which we expect to be entitled in exchange for our services. Our usage-based arrangements generally include a variable consideration component, consisting of monthly utility fees, with a defined price and undefined quantity. Our customer contracts also typically contain service level guarantees, including with respect to network uptime requirements, that provide discounts when we fail to meet specific obligations and, with respect to certain products, we may offer volume discounts based on usage. As these variable consideration components consist of a single distinct daily service provided on a single performance obligation, we account for all of them as services are provided and earned. Cost of revenue Cost of revenue consists primarily of usage charges for third-party infrastructure and personnel costs (including salaries, bonuses, benefits and share-based compensation) for engineers, developers and other employees involved in the delivery of services to our customers. Cost of revenue also includes depreciation of servers, software and other systems infrastructure, data center rent and other infrastructure maintenance and support costs, including software license costs and utilities. Cost of revenue is driven mainly by demand for our services, our service mix and the cost of labor in a given geography. Selling, general and administrative expenses SG&A expenses consist primarily of personnel costs (including salaries, bonuses, commissions, benefits and share- based compensation) for our sales force, executive team and corporate administrative and support employees, including our human resources, finance, accounting and legal functions. SG&A also includes R&D costs, repair and maintenance of corporate infrastructure, facilities rent, third-party advisory fees (including audit, legal and management consulting costs), marketing and advertising costs and insurance, as well as the amortization of related intangible assets and certain depreciation of fixed assets. SG&A also includes transaction costs related to acquisitions and financings along with costs related to integration and business transformation initiatives which may impact the comparability of SG&A between periods. Income taxes Our income tax benefit (provision) and deferred tax assets and liabilities reflect management’s best assessment of estimated current and future taxes to be paid. During 2025 we recorded consolidated tax expense, despite our net losses, due to the recording of valuation allowances against our deferred tax assets. Certain of our non-U.S. subsidiaries continue to incur corporate tax expense or benefit according to the relevant taxing jurisdictions. We are under certain domestic and foreign tax audits. Due to the complexity involved with certain tax matters, there is the possibility that the various taxing authorities may disagree with certain tax positions filed on our income tax returns. We believe we have made adequate provision for all uncertain tax positions. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 13, "Taxes."

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Results of Operations

We discuss our historical results of operations, and the key components of those results, below. Past financial results are not necessarily indicative of future results.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2025

The following table sets forth our results of operations for the specified periods, as well as changes between periods and as a percentage of revenue for those same periods (totals in table may not foot due to rounding):

	Year Ended December 31,				Year-Over-Year Comparison	
	2024		2025			
(In millions, except %)	Amount	% Revenue	Amount	% Revenue	Amount	% Change
Revenue	$ 2,737.1	100.0 %	$ 2,685.7	100.0 %	$ (51.4)	(1.9)%
Cost of revenue	(2,203.7)	(80.5)%	(2,179.3)	(81.1)%	24.4	(1.1)%
Gross profit	533.4	19.5 %	506.4	18.9 %	(27.0)	(5.1)%
Selling, general and administrative expenses	(707.6)	(25.9)%	(607.1)	(22.6)%	100.5	(14.2)%
Impairment of goodwill	(714.9)	(26.1)%	—	— %	714.9	(100.0)%
Impairment of assets, net	(20.0)	(0.7)%	—	— %	20.0	(100.0)%
Loss from operations	(909.1)	(33.2)%	(100.7)	(3.8)%	808.4	(88.9)%
Other income (expense):						
Interest expense	(98.0)	(3.6)%	(82.7)	(3.1)%	15.3	(15.6)%
Gain on investments, net	0.1	0.0 %	0.3	0.0 %	0.2	200.0 %
Gain on debt extinguishment, net of debt modification costs	147.2	5.4 %	—	— %	(147.2)	(100.0)%
Other expense, net	(21.7)	(0.8)%	(18.7)	(0.7)%	3.0	(13.8)%
Total other income (expense)	27.6	1.0 %	(101.1)	(3.8)%	(128.7)	NM
Loss before income taxes	(881.5)	(32.2)%	(201.8)	(7.5)%	679.7	(77.1)%
Benefit (provision) for income taxes	23.3	0.8 %	(24.0)	(0.9)%	(47.3)	NM
Net loss	$ (858.2)	(31.4)%	$ (225.8)	(8.4)%	$ 632.4	(73.7)%

NM = not meaningful.

Revenue

Revenue decreased $51 million, or 1.9%, to $2,686 million in 2025 from $2,737 million in 2024. Revenue declined primarily due to a decrease in Private Cloud revenue, as discussed below.

After removing the impact from foreign currency fluctuations, on a constant currency basis, revenue decreased 2.1%. The following table presents revenue by segment:

	Year Ended December 31,		% Change	
(In millions, except %)	2024	2025	Actual	Constant Currency (1)
Public Cloud	$ 1,682.6	$ 1,696.0	0.8 %	0.7 %
Private Cloud	1,054.5	989.7	(6.1)%	(6.7)%
Total	$ 2,737.1	$ 2,685.7	(1.9)%	(2.1)%

(1) Refer to "*Non-GAAP Financial Measures*" in this section for further explanation and reconciliation.

Public Cloud revenue in 2025 increased 0.8% on an actual basis and 0.7% on a constant currency basis, from 2024. The increase was driven by higher services revenue, partially offset by a reduction in infrastructure volumes.

Private Cloud revenue in 2025 decreased 6.1% on an actual basis and 6.7% on a constant currency basis, from 2024, reflecting customer transitions off legacy platforms, partially offset by revenue from new bookings, including revenue related to certain customer contracts that include embedded sales-type lease arrangements for hardware.

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Table of Contents - 56 - Cost of Revenue Cost of revenue decreased $24 million, or 1%, to $2,179 million in 2025 from $2,204 million in 2024. The largest drivers of the decrease were a reduction in license expense, due to decreased usage between periods, and a reduction in data center expense as a result of continued optimization initiatives. Also contributing to the overall decrease in cost of revenue was a decline in personnel costs, driven by a reduction in headcount and severance expense between periods. These decreases were partially offset by higher expense for hardware mainly related to certain customer contracts that include embedded sales-type lease arrangements and an increase in depreciation expense. As a percentage of revenue, cost of revenue increased 60 basis points in 2025 to 81.1% from 80.5% in 2024, as the decline in revenue outpaced the decrease in cost of revenue. Gross Profit Our gross profit was $506 million in 2025, a decrease of $27 million from $533 million in 2024. Our gross margin was 18.9% in 2025, a decrease of 60 basis points from 19.5% in 2024. Selling, General and Administrative Expenses SG&A expenses decreased $101 million, or 14%, to $607 million in 2025 from $708 million in 2024, primarily due to a reduction in personnel costs. The decrease in personnel costs was largely due to a decline in headcount between periods and a reduction in share-based compensation and non-equity incentive compensation, partially offset by an increase in severance expense driven by the departure of our former chief executive officer. Also driving the overall decrease in selling, general and administrative expenses was a $9 million early termination fee associated with the sale of our corporate headquarters in the first quarter of 2024 and a decrease in other business optimization related expenses between periods. Insurance recovery proceeds related to the Hosted Exchange incident received in the prior period partially offset the overall reduction in selling, general and administrative expenses year-over-year. As a percentage of revenue, SG&A expenses decreased 330 basis points in 2025 to 22.6% from 25.9% in 2024 for the reasons discussed above. Loss from Operations, Segment Operating Profit, and Non-GAAP Operating Profit Our loss from operations was $101 million in 2025 compared to $909 million in 2024. Our Non-GAAP Operating Profit was $126 million in 2025, an increase of $21 million from $106 million in 2024. Non-GAAP Operating Profit is a non- GAAP financial measure. See “Non-GAAP Financial Measures” below for more information. The table below presents a reconciliation of loss from operations to Non-GAAP Operating Profit. Year Ended December 31, (In millions) 2024 2025 Loss from operations $ (909.1) $ (100.7) Share-based compensation expense 63.4 45.1 Transaction-related adjustments, net (a) 5.2 2.5 Restructuring and transformation expenses (b) 58.5 32.3 Hosted Exchange incident expenses, net of proceeds received or expected to be received under our insurance coverage (1.4) — Impairment of goodwill 714.9 — Impairment of assets, net 20.0 — Amortization of intangible assets (c) 154.1 146.9 Non-GAAP Operating Profit $ 105.6 $ 126.1 (a) Includes purchase accounting adjustments, exploratory acquisition and divestiture costs, and expenses related to financing activities. (b) Includes consulting and advisory fees related to business transformation and optimization activities, as well as associated severance, certain facility closure costs, and lease termination expenses. Also includes payroll taxes associated with the exercise of stock options and vesting of restricted stock. The year ended December 31, 2024 also includes a $9.0 million MEIA early termination fee associated with the sale of our corporate headquarters in March 2024. (c) All of our intangible assets are attributable to acquisitions, including the Rackspace Acquisition in 2016.

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Our segment operating profit and segment operating margin for the periods indicated, and the change between periods is shown in the table below:

(In millions, except %)	Year Ended December 31,				Year-Over-Year Comparison	
	2024		2025			
Segment operating profit:	Amount	% of Segment Revenue	Amount	% of Segment Revenue	Amount	% Change
Public Cloud	$ 44.2	2.6 %	$ 67.6	4.0 %	$ 23.4	52.9 %
Private Cloud	294.4	27.9 %	252.4	25.5 %	(42.0)	(14.3)%
Corporate functions	(233.0)		(193.9)		39.1	(16.8)%
Non-GAAP Operating Profit	$ 105.6		$ 126.1		$ 20.5	19.4 %

Public Cloud operating profit increased 53% in 2025 from 2024. Segment operating profit as a percentage of segment revenue increased by 140 basis points, reflecting a 1% increase in segment revenue and a 1% decrease in segment operating expenses. The decrease in expenses was mainly driven by operational improvements and cost optimization initiatives.

Private Cloud operating profit decreased 14% in 2025 from 2024. Segment operating profit as a percentage of segment revenue decreased by 240 basis points, due to a 6% decrease in segment revenue, partially offset by a 3% decrease in segment operating expenses. The decrease in expenses was mainly driven by cost optimization activities.

Centralized corporate functions that provide services to the segments in areas such as accounting, information technology, marketing, legal and human resources are not allocated to the segments and are included in "corporate functions" in the table above. This expense decreased 17% in 2025 due to our continued focus on cost management.

For more information about our segment operating profit, see Item 8 of Part II, Financial Statements and Supplementary Data - Note 16, "Segment Reporting."

Impairment of Goodwill

We recorded a total of $715 million in non-cash goodwill impairment charges in 2024.

In connection with the March 2024 Refinancing Transactions that were completed in March and April 2024, as further described in Item 8 of Part II, Financial Statements and Supplementary Data - Note 7, "Debt", we updated our internal forecasts. As of February 29, 2024, we assessed our Board approved 2024 internal budget along with several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting units, including the significance of the amount, if any, of excess carrying value over fair value, consistency of our current and forecasted operating margins and cash flows, budgeted-to-actual performance, timing of the expected effects of our strategic initiatives, overall change in economic climate, changes in the industry and competitive environment, changes to our risk-adjusted discount rates and earnings quality and sustainability. After considering all available evidence in our evaluation of goodwill impairment indicators, we determined it appropriate to perform an interim quantitative assessment of our reporting units as of February 29, 2024. The results of this goodwill impairment analysis indicated an impairment of goodwill within our Public Cloud and Private Cloud reporting units of $385 million and $188 million, respectively, recorded in the first quarter of 2024.

We performed an interim goodwill impairment analysis as of September 30, 2024 based on our assessment of several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting units, including the significance of the amount, if any, of excess carrying value over fair value, consistency of our current and forecasted operating margins and cash flows, budgeted-to-actual performance, timing of the expected effects of our strategic initiatives, overall change in economic climate, changes in the industry and competitive environment, changes to our risk-adjusted discount rates and earnings quality and sustainability. The results of this goodwill impairment analysis indicated an impairment of goodwill within our Public Cloud and Private Cloud reporting units of $69 million and $73 million, respectively, recorded in the third quarter of 2024.

There was no such impairment in 2025.

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Table of Contents - 58 - See Item 8 of Part II, Financial Statements and Supplementary Data - Note 6, "Goodwill and Intangible Assets" for further discussion. Impairment of Assets, Net We evaluated our indefinite-lived intangible asset for impairment as of February 29, 2024. As a result of this evaluation, we recorded a $20 million impairment of our indefinite-lived intangible asset in the first quarter of 2024. There was no such impairment in 2025. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 6, "Goodwill and Intangible Assets" for further discussion. Interest Expense Interest expense decreased $15 million, or 16%, to $83 million in 2025 from $98 million in 2024, primarily due to the accounting for contractual interest payments on debt instruments entered into as part of the March 2024 Refinancing Transactions, portions of which are recorded as a reduction of related premiums and not as interest expense, which reduces interest expense relative to contractual interest cost. Gain on Debt Extinguishment, Net of Debt Modification Costs We recorded an $80 million gain on debt extinguishment, net of debt modification costs in 2024 related to the March 2024 Refinancing Transactions. In addition, we recorded $67 million total gain on debt extinguishment related to repurchases of an aggregate $92 million principal amount of 3.50% FLSO Senior Secured Notes, FLSO Term Loan Facility, and 5.375% Senior Notes in 2024. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 7, "Debt" for further discussion.

Table of Contents - 59 - Other Expense, Net Other expense, net decreased $3 million, or 14%, to $19 million in 2025 from $22 million in 2024, primarily due to foreign currency transactions gains between periods and upfront transaction costs incurred in 2024 related to the Receivables Purchase Facility. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 3, "Sale of Receivables" for further discussion regarding the Receivables Purchase Facility. Benefit (Provision) for Income Taxes Our income tax expense was $24 million in 2025 compared to $23 million income tax benefit in 2024. Our effective tax rate decreased from 2.6% in 2024 to (11.9)% in 2025. The decrease in the effective tax rate year-over-year is primarily due to the tax impact associated with changes in the valuation allowance, geographic distribution of profits, the tax impact associated with goodwill impairments recorded in both the first and third quarters of 2024, the majority of which were nondeductible for income tax purposes, and the income tax benefit related to the March 2024 Refinancing Transactions. The difference between the effective tax rate and the statutory rate in 2025 is primarily due to the tax impact associated with changes in valuation allowance, executive compensation that is non-deductible under IRC Section 162(m), the net impact of the geographic distribution of our earnings, and tax effects from non-deductible share-based compensation. For a full reconciliation of our effective tax rate to the U.S. federal statutory rate and further explanation of our income tax expense, see Item 8 of Part II, Financial Statements and Supplementary Data - Note 13, "Taxes."

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Year Ended December 31, 2023 Compared to Year Ended December 31, 2024

The following table sets forth our results of operations for the specified periods, as well as changes between periods and as a percentage of revenue for those same periods (totals in table may not foot due to rounding):

	Year Ended December 31,				Year-Over-Year Comparison	
	2023		2024			
(In millions, except %)	Amount	% Revenue	Amount	% Revenue	Amount	% Change
Revenue	$ 2,957.1	100.0 %	$ 2,737.1	100.0 %	$ (220.0)	(7.4)%
Cost of revenue	(2,328.3)	(78.7)%	(2,203.7)	(80.5)%	124.6	(5.4)%
Gross profit	628.8	21.3 %	533.4	19.5 %	(95.4)	(15.2)%
Selling, general and administrative expenses	(767.2)	(25.9)%	(707.6)	(25.9)%	59.6	(7.8)%
Impairment of goodwill	(708.8)	(24.0)%	(714.9)	(26.1)%	(6.1)	0.9 %
Impairment of assets, net	(52.2)	(1.8)%	(20.0)	(0.7)%	32.2	(61.7)%
Loss from operations	(899.4)	(30.4)%	(909.1)	(33.2)%	(9.7)	1.1 %
Other income (expense):						
Interest expense	(221.6)	(7.5)%	(98.0)	(3.6)%	123.6	(55.8)%
Gain on investments, net	0.3	0.0 %	0.1	0.0 %	(0.2)	(66.7)%
Gain on debt extinguishment, net of debt modification costs	271.3	9.2 %	147.2	5.4 %	(124.1)	(45.7)%
Other expense, net	(5.0)	(0.2)%	(21.7)	(0.8)%	(16.7)	NM
Total other income (expense)	45.0	1.5 %	27.6	1.0 %	(17.4)	(38.7)%
Loss before income taxes	(854.4)	(28.9)%	(881.5)	(32.2)%	(27.1)	3.2 %
Benefit for income taxes	16.6	0.6 %	23.3	0.8 %	6.7	40.4 %
Net loss	$ (837.8)	(28.3)%	$ (858.2)	(31.4)%	$ (20.4)	2.4 %

NM = not meaningful.

Revenue

Revenue decreased $220 million, or 7.4%, to $2,737 million in 2024 from $2,957 million in 2023. Revenue declined due to decreases in both Private Cloud and Public Cloud revenue, as discussed below.

After removing the impact from foreign currency fluctuations, on a constant currency basis, revenue decreased 7.7%. The following table presents revenue by segment:

	Year Ended December 31,		% Change	
(In millions, except %)	2023	2024	Actual	Constant Currency (1)
Public Cloud	$ 1,742.7	$ 1,682.6	(3.4)%	(3.5)%
Private Cloud	1,214.4	1,054.5	(13.2)%	(13.6)%
Total	$ 2,957.1	$ 2,737.1	(7.4)%	(7.7)%

(1) Refer to "*Non-GAAP Financial Measures*" in this section for further explanation and reconciliation.

Public Cloud revenue in 2024 decreased 3.4% on an actual basis and 3.5% on a constant currency basis, from 2023. The decline was due to weaker demand for services in the earlier part of the year.

Private Cloud revenue in 2024 decreased 13.2% on an actual basis and 13.6% on a constant currency basis, from 2023, reflecting customer transitions off legacy platforms.

Cost of Revenue

Cost of revenue decreased $125 million, or 5%, to $2,204 million in 2024 from $2,328 million in 2023. The decrease in cost of revenue was primarily due to an increase in the useful life of certain customer gear assets which resulted in a decline in depreciation expense between periods. Additionally, a reduction in headcount drove a decrease in personnel costs. Also contributing to the reduction in cost of revenue was license expense due to decreased usage between periods.

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Table of Contents - 61 - As a percentage of revenue, cost of revenue increased 180 basis points in 2024 to 80.5% from 78.7% in 2023, as the decline in revenue outpaced the decrease in cost of revenue. Usage charges for third-party infrastructure drove a 370 basis point increase. The decrease in other expenses, discussed above, partially offset the increase. Gross Profit Our gross profit was $533 million in 2024, a decrease of $95 million from $629 million in 2023. Our gross margin was 19.5% in 2024, a decrease of 180 basis points from 21.3% in 2023. Selling, General and Administrative Expenses SG&A expenses decreased $60 million, or 8%, to $708 million in 2024 from $767 million in 2023. 2023 includes $12 million of expense recognized for a UK office that we exited in the second quarter of 2023, prior to the lease end date. Further contributing to the decrease year-over-year was additional insurance recovery proceeds related to the Hosted Exchange incident received in 2024. In addition, personnel costs decreased due to a reduction in salaries driven by lower headcount and decreases in severance and commissions expense, partially offset by an increase in non-equity incentive compensation. Other non-personnel cost fluctuations included lower professional fees, a reduction in depreciation and amortization expense, and business optimization related expenses between periods. We also had an increase in the gain on sale of certain assets which further contributed to the reduction in SG&A expenses. SG&A expenses as a percentage of revenue was 25.9% for 2024 and 2023. Loss from Operations, Segment Operating Profit, and Non-GAAP Operating Profit Our loss from operations was $909 million in 2024 compared to $899 million in 2023. Our Non-GAAP Operating Profit was $106 million in 2024, a decrease of $52 million from $157 million in 2023. Non-GAAP Operating Profit is a non- GAAP financial measure. See “Non-GAAP Financial Measures” below for more information. The table below presents a reconciliation of loss from operations to Non-GAAP Operating Profit. Year Ended December 31, (In millions) 2023 2024 Loss from operations $ (899.4) $ (909.1) Share-based compensation expense 65.4 63.4 Transaction-related adjustments, net (a) 5.2 5.2 Restructuring and transformation expenses (b) 56.7 58.5 Hosted Exchange incident expenses, net of proceeds received or expected to be received under our insurance coverage (4.8) (1.4) Impairment of goodwill 708.8 714.9 UK office closure (c) 12.1 — Impairment of assets, net 52.2 20.0 Amortization of intangible assets (d) 161.0 154.1 Non-GAAP Operating Profit $ 157.2 $ 105.6 (a) Includes purchase accounting adjustments, exploratory acquisition and divestiture costs, and expenses related to financing activities. (b) Includes consulting and advisory fees related to business transformation and optimization activities, as well as associated severance, certain facility closure costs, and lease termination expenses. Also includes payroll taxes associated with the exercise of stock options and vesting of restricted stock. The year ended December 31, 2024 also includes a $9.0 million MEIA early termination fee associated with the sale of our corporate headquarters in March 2024. (c) Expense recognized related to the closure of a UK office that we exited in the second quarter of 2023 prior to the lease end date. (d) All of our intangible assets are attributable to acquisitions, including the Rackspace Acquisition in 2016.

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Our segment operating profit and segment operating margin for the periods indicated, and the change between periods is shown in the table below:

(In millions, except %)	Year Ended December 31, 2023		2024		Year-Over-Year Comparison	
Segment operating profit:	**Amount**	**% of Segment Revenue**	**Amount**	**% of Segment Revenue**	**Amount**	**% Change**
Public Cloud	$ 81.8	4.7 %	$ 44.2	2.6 %	$ (37.6)	(46.0)%
Private Cloud	343.0	28.2 %	294.4	27.9 %	(48.6)	(14.2)%
Corporate functions	(267.6)		(233.0)		34.6	(12.9)%
Non-GAAP Operating Profit	$ 157.2		$ 105.6		$ (51.6)	(32.8)%

Public Cloud operating profit decreased 46% in 2024 from 2023. Segment operating profit as a percentage of segment revenue decreased by 210 basis points, reflecting a 3% decrease in segment revenue, partially offset by a 1% decrease in segment operating expenses.

Private Cloud operating profit decreased 14% in 2024 from 2023. Segment operating profit as a percentage of segment revenue decreased by 30 basis points, due to a 13% decrease in segment revenue; inline with a 13% decrease in segment operating expenses. The decrease in operating expenses was largely driven by a reduction in depreciation expense due to an increase in the useful life of certain customer gear assets, as discussed in "Cost of Revenue" above. Also contributing to the reduction in Private Cloud operating expenses was a decrease in license expense and personnel costs between periods.

Centralized corporate functions that provide services to the segments in areas such as accounting, information technology, marketing, legal and human resources are not allocated to the segments and are included in "corporate functions" in the table above. This expense decreased 13% in 2024 due to a reduction in depreciation and amortization expense driven by certain assets reaching the end of their useful life. Additionally, our continued focus on cost management further contributed to the cost reduction.

For more information about our segment operating profit, see Item 8 of Part II, Financial Statements and Supplementary Data - Note 16, "Segment Reporting."

Impairment of Goodwill

We recorded a total of $715 million and $709 million in non-cash goodwill impairment charges in 2024 and 2023, respectively.

In connection with the March 2024 Refinancing Transactions that were completed in March and April 2024, as further described in Item 8 of Part II, Financial Statements and Supplementary Data - Note 7, "Debt", we updated our internal forecasts. As of February 29, 2024, we assessed our Board approved 2024 internal budget along with several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting units, including the significance of the amount, if any, of excess carrying value over fair value, consistency of our current and forecasted operating margins and cash flows, budgeted-to-actual performance, timing of the expected effects of our strategic initiatives, overall change in economic climate, changes in the industry and competitive environment, changes to our risk-adjusted discount rates and earnings quality and sustainability. After considering all available evidence in our evaluation of goodwill impairment indicators, we determined it appropriate to perform an interim quantitative assessment of our reporting units as of February 29, 2024. The results of this goodwill impairment analysis indicated an impairment of goodwill within our Public Cloud and Private Cloud reporting units of $385 million and $188 million, respectively, recorded in the first quarter of 2024.

We performed an interim goodwill impairment analysis as of September 30, 2024 based on our assessment of several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting units, including the significance of the amount, if any, of excess carrying value over fair value, consistency of our current and forecasted operating margins and cash flows, budgeted-to-actual performance, timing of the expected effects of our strategic initiatives, overall change in economic climate, changes in the industry and competitive environment, changes to our risk-adjusted discount rates and earnings quality and sustainability. The results of this goodwill impairment analysis indicated an impairment of goodwill within our Public Cloud and Private Cloud reporting units of $69 million and $73 million, respectively, recorded in the third quarter of 2024.

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Table of Contents - 63 - Due to the change in our segment reporting as a result of the business reorganization as of January 1, 2023, we completed a quantitative goodwill impairment analysis both prior and subsequent to the aforementioned change. The results of the quantitative goodwill impairment analysis performed as of January 1, 2023, subsequent to the change, indicated an impairment within our Private Cloud reporting unit, and we recorded a non-cash impairment charge of $271 million in the first quarter of 2023. During the first quarter of 2023, we experienced a sustained decline in our stock price resulting in our market capitalization being less than the carrying value of our combined reporting units. As of March 31, 2023, we assessed several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting units, including the significance of the amount, if any, of excess carrying value over fair value, consistency of operating margins and cash flows, budgeted-to-actual performance for the first three months of the year, overall change in economic climate, changes in the industry and competitive environment, and earnings quality and sustainability. After considering all available evidence in our evaluation of goodwill impairment indicators, we determined it appropriate to perform an interim quantitative assessment of our reporting units as of March 31, 2023. The results of this quantitative goodwill impairment analysis indicated an impairment within our Private Cloud reporting unit, and we recorded an additional non-cash impairment charge of $272 million in the first quarter of 2023. We performed an interim goodwill impairment analysis as of September 30, 2023 based on our assessment of several events and circumstances that affect the significant inputs used to determine the fair value of our reporting units, including the significance of the amount of excess carrying value over fair value, consistency of operating margins and cash flows, budgeted-to-actual performance, overall change in economic climate, changes in the industry and competitive environment, market capitalization and earnings quality and sustainability. As a result, we determined that the carrying value of our Private Cloud reporting unit exceeded its fair value and recorded a non-cash impairment of goodwill of $166 million in the third quarter of 2023. As of October 1, 2023, we reassessed our reporting units and combined our Private Cloud and OpenStack Public Cloud reporting units into a new Private Cloud reporting unit. We completed a quantitative goodwill impairment analysis as of October 1, 2023, subsequent to the aforementioned change. The results of the quantitative goodwill impairment analysis indicated no impairment to goodwill. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 6, "Goodwill and Intangible Assets" for further discussion. Impairment of Assets, Net We recorded a total of $20 million and $52 million in net asset impairment charges in 2024 and 2023, respectively. We evaluated our indefinite-lived intangible asset for impairment as of February 29, 2024. As a result of this evaluation, we recorded a $20 million impairment of our indefinite-lived intangible asset in the first quarter of 2024. We also performed a quantitative assessment of our indefinite-lived intangible asset prior to testing our goodwill for impairment as September 30, 2024, which did not indicate any impairment of the Rackspace trade name. Similarly, we evaluated our indefinite-lived intangible asset for impairment as of September 30, 2023. As a result of this evaluation, we recorded a $57 million impairment of our indefinite-lived intangible asset in the third quarter of 2023. In addition, during 2023, we recorded a $5 million net increase in the estimated fair value, less estimated cost to sell, of our corporate headquarters which was classified as held for sale under GAAP as of December 31, 2022. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 5, "Property, Equipment and Software, net" and Note 6, "Goodwill and Intangible Assets" for further discussion. Interest Expense Interest expense decreased $124 million, or 56%, to $98 million in 2024 from $222 million in 2023, primarily due to the accounting for contractual interest payments on debt instruments entered into as part of the March 2024 Refinancing Transactions, portions of which are recorded as a reduction of related premiums and not as interest expense, which reduces interest expense relative to contractual interest cost.

Table of Contents - 64 - Gain on Debt Extinguishment, Net of Debt Modification Costs We recorded $80 million gain on debt extinguishment, net of debt modification costs in 2024 related to the March 2024 Refinancing Transactions. In addition, we recorded $67 million total gain on debt extinguishment related to repurchases of an aggregate $92 million principal amount of 3.50% FLSO Senior Secured Notes, FLSO Term Loan Facility, and 5.375% Senior Notes in 2024. We recorded a $228 million gain on debt extinguishment in 2023 related to repurchases of $352 million principal amount of 5.375% Senior Notes. In addition, we repurchased $36 million principal amount of 3.50% Senior Secured Notes and $56 million principal amount of the Term Loan Facility, which resulted in an $18 million and $26 million gain on debt extinguishment, respectively. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 7, "Debt" for further discussion. Other Expense, Net The increase in other expense, net to $22 million in 2024 from $5 million in 2023 is primarily due to a full year of costs incurred in 2024 related to the Receivables Purchase Facility entered into in September 2023. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 3, "Sale of Receivables" for further discussion regarding the Receivables Purchase Facility. Benefit for Income Taxes Our income tax benefit increased by $7 million to $23 million in 2024 from $17 million in 2023. Our effective tax rate increased from 1.9% in 2023 to 2.6% in 2024. The increase in the effective tax rate year-over-year is primarily due to the tax impact associated with goodwill impairments recorded in both the first and third quarters of 2024 as well as goodwill impairments recorded in 2023, the majority of which were nondeductible for income tax purposes, and the income tax benefit of $103 million related to the March 2024 Refinancing Transactions discussed above. The difference between the effective tax rate and the statutory rate in 2024 is primarily due to the tax impact associated with changes in the valuation allowance, the tax impact associated with the goodwill impairments recorded in the first and third quarters of 2024, the majority of which were nondeductible for income tax purposes, and the tax impact of the March 2024 Refinancing Transactions. For a full reconciliation of our effective tax rate to the U.S. federal statutory rate and further explanation of our benefit for income taxes, see Item 8 of Part II, Financial Statements and Supplementary Data - Note 13, "Taxes."

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Non-GAAP Financial Measures

We track several non-GAAP financial measures to monitor and manage our underlying financial performance. The following discussion includes the presentation of constant currency revenue, Non-GAAP Gross Profit, Non-GAAP Net Income (Loss), Non-GAAP Operating Profit, Adjusted EBITDA and Non-GAAP Earnings (Loss) Per Share, which are non-GAAP financial measures that exclude the impact of certain costs, losses and gains that are required to be included in our profit and loss measures under GAAP. Although we believe these measures are useful to investors and analysts for the same reasons they are useful to management, as discussed below, these measures are not a substitute for, or superior to, U.S. GAAP financial measures or disclosures. Other companies may calculate similarly-titled non-GAAP measures differently, limiting their usefulness as comparative measures. We have reconciled each of these non-GAAP measures to the applicable most comparable GAAP measure throughout this MD&A.

Constant Currency Revenue

We use constant currency revenue as an additional metric for understanding and assessing our growth excluding the effect of foreign currency rate fluctuations on our international business operations. Constant currency information compares results between periods as if exchange rates had remained constant period over period and is calculated by translating the non-U.S. dollar income statement balances for the most current period to U.S. dollars using the average exchange rate from the comparative period rather than the actual exchange rates in effect during the respective period. We also believe this is an important metric to help investors evaluate our performance in comparison to prior periods.

The following tables present, by segment, actual and constant currency revenue and constant currency revenue growth rates, for and between the periods indicated:

	Year Ended December 31, 2024	Year Ended December 31, 2025			% Change	
(In millions, except %)	Revenue	Revenue	Foreign Currency Translation (a)	Revenue in Constant Currency	Actual	Constant Currency
Public Cloud	$ 1,682.6	$ 1,696.0	$ (1.5)	$ 1,694.5	0.8 %	0.7 %
Private Cloud	1,054.5	989.7	(5.4)	984.3	(6.1)%	(6.7)%
Total	$ 2,737.1	$ 2,685.7	$ (6.9)	$ 2,678.8	(1.9)%	(2.1)%

(a) The effect of foreign currency is calculated by translating current period results using the average exchange rate from the prior comparative period.

	Year Ended December 31, 2023	Year Ended December 31, 2024			% Change	
(In millions, except %)	Revenue	Revenue	Foreign Currency Translation (a)	Revenue in Constant Currency	Actual	Constant Currency
Public Cloud	$ 1,742.7	$ 1,682.6	$ (1.4)	$ 1,681.2	(3.4)%	(3.5)%
Private Cloud	1,214.4	1,054.5	(5.6)	1,048.9	(13.2)%	(13.6)%
Total	$ 2,957.1	$ 2,737.1	$ (7.0)	$ 2,730.1	(7.4)%	(7.7)%

(a) The effect of foreign currency is calculated by translating current period results using the average exchange rate from the prior comparative period.

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Table of Contents - 66 - Non-GAAP Gross Profit We present Non-GAAP Gross Profit in this MD&A because we believe the measure is useful in analyzing trends in our underlying, recurring gross margins. We define Non-GAAP Gross Profit as gross profit, adjusted to exclude the impact of share-based compensation expense, purchase accounting-related effects, certain business transformation-related costs, and costs related to the Hosted Exchange incident. The table below presents a reconciliation of gross profit to Non-GAAP Gross Profit: Year Ended December 31, (In millions) 2023 2024 2025 Gross profit $ 628.8 $ 533.4 $ 506.4 Share-based compensation expense 9.1 7.6 5.1 Purchase accounting impact on expense (a) 2.6 1.8 0.8 Restructuring and transformation expenses (b) 17.9 19.8 8.9 Hosted Exchange incident expenses, net of proceeds received or expected to be received under our insurance coverage 0.3 — — Non-GAAP Gross Profit $ 658.7 $ 562.6 $ 521.2 (a) Adjustment for the impact of purchase accounting from the Rackspace Acquisition on expenses. (b) Adjustment for the impact of business transformation and optimization activities, as well as associated severance, certain facility closure costs and lease termination expenses. Also includes payroll taxes associated with the exercise of stock options and vesting of restricted stock. Non-GAAP Net Income (Loss), Non-GAAP Operating Profit and Adjusted EBITDA We present Non-GAAP Net Income (Loss), Non-GAAP Operating Profit and Adjusted EBITDA because they are a basis upon which management assesses our performance and we believe they are useful to evaluating our financial performance. We believe that excluding items from net income that may not be indicative of, or are unrelated to, our core operating results, and that may vary in frequency or magnitude, enhances the comparability of our results and provides a better baseline for analyzing trends in our business. The Rackspace Acquisition was structured as a leveraged buyout of Rackspace Technology Global, our predecessor, and resulted in several accounting and capital structure impacts. For example, the revaluation of our assets and liabilities resulted in a significant increase in our amortizable intangible assets and goodwill, the incurrence of a significant amount of debt to partially finance the Rackspace Acquisition resulted in interest payments that reflect our high leverage and cost of debt capital, and the conversion of Rackspace Technology Global’s unvested equity compensation into a cash-settled bonus plan and obligation to pay management fees to our equityholders resulted in new cash commitments. In addition, the change in ownership and management resulting from the Rackspace Acquisition led to a strategic realignment in our operations that had a significant impact on our financial results. Following the Rackspace Acquisition, we acquired several businesses, sold businesses and investments that we deemed to be non-core and launched multiple integration and business transformation initiatives intended to improve the efficiency of people and operations and identify recurring cost savings and new revenue growth opportunities. We believe that these transactions and activities resulted in costs, which have historically been substantial, and that may not be indicative of, or are not related to, our core operating results, including interest related to the incurrence of additional debt to finance acquisitions and third party legal, advisory and consulting fees and severance, retention bonus and other internal costs that we believe would not have been incurred in the absence of these transactions and activities and also may not be indicative of, or related to, our core operating results. We define Non-GAAP Net Income (Loss) as net income (loss) adjusted to exclude the impact of non-cash charges for share-based compensation, transaction-related costs and adjustments, restructuring and transformation charges, costs related to the Hosted Exchange incident, the amortization of acquired intangible assets, goodwill and asset impairment charges, costs related to the closure of a UK office, the interest expense impact from the March 2024 Refinancing Transactions, and certain other non-operating, non-recurring or non-core gains and losses, as well as the tax effects of these non-GAAP adjustments.

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We define Non-GAAP Operating Profit as income (loss) from operations adjusted to exclude the impact of non-cash charges for share-based compensation, transaction-related costs and adjustments, restructuring and transformation charges, costs related to the Hosted Exchange incident, the amortization of acquired intangible assets, goodwill and asset impairment charges, costs related to the closure of a UK office, and certain other non-operating, non-recurring or non-core gains and losses.

We define Adjusted EBITDA as net income (loss) adjusted to exclude the impact of non-cash charges for share-based compensation, transaction-related costs and adjustments, restructuring and transformation charges, costs related to the Hosted Exchange incident, costs related to the closure of a UK office, certain other non-operating, non-recurring or non-core gains and losses, interest expense, expenses for our Receivables Purchase Facility, income taxes, depreciation and amortization, and goodwill and asset impairment charges.

Non-GAAP Operating Profit and Adjusted EBITDA are management's principal metrics for measuring our underlying financial performance. Non-GAAP Operating Profit and Adjusted EBITDA, along with other quantitative and qualitative information, are also the principal financial measures used by management and our Board in determining performance-based compensation for our management and key employees.

These non-GAAP measures are not intended to imply that we would have generated higher income or avoided net losses if the Rackspace Acquisition and the subsequent transactions and initiatives had not occurred. In the future we may incur expenses or charges such as those added back to calculate Non-GAAP Net Income (Loss), Non-GAAP Operating Profit or Adjusted EBITDA. Our presentation of Non-GAAP Net Income (Loss), Non-GAAP Operating Profit and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by these items. Other companies, including our peer companies, may calculate similarly-titled measures in a different manner from us, and therefore, our non-GAAP measures may not be comparable to similarly-tiled measures of other companies. Investors are cautioned against using these measures to the exclusion of our results in accordance with GAAP.

The following tables present a reconciliation of Non-GAAP Net Loss and Adjusted EBITDA to the most directly comparable GAAP financial measures. For a reconciliation of loss from operations to Non-GAAP Operating Profit, see "*Loss from Operations, Segment Operating Profit, and Non-GAAP Operating Profit*" in the year-over-year comparisons under "Results of Operations" above.

Net loss reconciliation to Non-GAAP Net Loss

	Year Ended December 31,		
(In millions)	2023	2024	2025
Net loss	$ (837.8)	$ (858.2)	$ (225.8)
Share-based compensation expense	65.4	63.4	45.1
Transaction-related adjustments, net [(a)]	5.2	5.2	2.5
Restructuring and transformation expenses [(b)]	56.7	58.5	32.3
Hosted Exchange incident expenses, net of proceeds received or expected to be received under our insurance coverage	(4.8)	(1.4)	—
Impairment of goodwill	708.8	714.9	—
UK office closure [(c)]	12.1	—	—
Impairment of assets, net	52.2	20.0	—
Net gain on divestiture and investments [(d)]	(0.3)	(0.1)	(0.3)
Gain on debt extinguishment, net of debt modification costs	(271.3)	(147.2)	—
Interest expense impact from the March 2024 Refinancing Transactions [(e)]	—	(72.9)	(83.0)
Other adjustments [(f)]	(1.0)	1.2	(2.1)
Amortization of intangible assets [(g)]	161.0	154.1	146.9
Tax effect of non-GAAP adjustments [(h)]	1.7	(1.0)	39.7
Non-GAAP Net Loss	$ (52.1)	$ (63.5)	$ (44.7)

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Table of Contents - 68 - Net loss reconciliation to Adjusted EBITDA Year Ended December 31, (In millions) 2023 2024 2025 Net loss $ (837.8) $ (858.2) $ (225.8) Share-based compensation expense 65.4 63.4 45.1 Transaction-related adjustments, net (a) 5.2 5.2 2.5 Restructuring and transformation expenses (b) 56.7 58.5 32.3 Hosted Exchange incident expenses, net of proceeds received or expected to be received under our insurance coverage (4.8) (1.4) — Impairment of goodwill 708.8 714.9 — UK office closure (c) 12.1 — — Impairment of assets, net 52.2 20.0 — Net gain on divestiture and investments (d) (0.3) (0.1) (0.3) Gain on debt extinguishment, net of debt modification costs (271.3) (147.2) — Other expense, net (i) 5.0 21.7 18.7 Interest expense 221.6 98.0 82.7 Provision (benefit) for income taxes (16.6) (23.3) 24.0 Depreciation and amortization (j) 366.4 293.3 296.5 Adjusted EBITDA $ 362.6 $ 244.8 $ 275.7 (a) Includes purchase accounting adjustments, exploratory acquisition and divestiture costs, and expenses related to financing activities. (b) Includes consulting and advisory fees related to business transformation and optimization activities, as well as associated severance, certain facility closure costs, and lease termination expenses. Also includes payroll taxes associated with the exercise of stock options and vesting of restricted stock. The year ended December 31, 2024 includes a $9.0 million MEIA early termination fee associated with the sale of our corporate headquarters in March 2024. (c) Expense recognized related to the closure of a UK office that we exited in the second quarter of 2023 prior to the lease end date. (d) Includes gains and losses on investment and from dispositions. (e) Interest expense impact due to the accounting for contractual interest payments on debt instruments entered into as part of the March 2024 Refinancing Transactions, which reduced interest expense relative to contractual interest cost. (f) Primarily consists of foreign currency gains and losses. (g) All of our intangible assets are attributable to acquisitions, including the Rackspace Acquisition in 2016. (h) We utilize an estimated structural long-term non-GAAP tax rate in order to provide consistency across reporting periods, removing the effect of non-recurring tax adjustments, which include but are not limited to tax rate changes, U.S. tax reform, share-based compensation, audit conclusions and changes to valuation allowances. We used a structural non-GAAP tax rate of 26% for all periods which reflects the removal of the tax effect of non-GAAP pre-tax adjustments and non-recurring tax adjustments on a year- over-year basis. The non-GAAP tax rate could be subject to change for a variety of reasons, including the rapidly evolving global tax environment, significant changes in our geographic earnings mix including due to acquisition activity, or other changes to our strategy or business operations. We will re-evaluate our long-term non-GAAP tax rate as appropriate. We believe that making these adjustments facilitates a better evaluation of our current operating performance and comparisons to prior periods. (i) Primarily consists of foreign currency gains and losses and expense related to our Receivables Purchase Facility. (j) Excludes accelerated depreciation expense related to facility closures.

Table of Contents - 69 - Non-GAAP Earnings (Loss) Per Share We define Non-GAAP Earnings (Loss) Per Share as Non-GAAP Net Income (Loss) divided by our GAAP weighted average number of shares outstanding for the period on a diluted basis and further adjusted for the weighted average number of shares associated with securities which are anti-dilutive to GAAP loss per share. Management uses Non-GAAP Earnings (Loss) Per Share to evaluate the performance of our business on a comparable basis from period to period, including by adjusting for the impact of the issuance of shares. The following table reconciles Non-GAAP Loss Per Share to our GAAP net loss per share on a diluted basis: Year Ended December 31, (In millions, except per share amounts) 2023 2024 2025 Net loss attributable to common stockholders $ (837.8) $ (858.2) $ (225.8) Non-GAAP Net Loss $ (52.1) $ (63.5) $ (44.7) Weighted average number of shares - Diluted 215.3 224.8 238.7 Effect of dilutive securities (a) 3.1 10.7 6.2 Non-GAAP weighted average number of shares - Diluted 218.4 235.5 244.9 Net loss per share - Diluted $ (3.89) $ (3.82) $ (0.95) Per share impacts of adjustments to net loss (b) 3.65 3.54 0.76 Per share impacts of shares after adjustments to net loss (a) 0.00 0.01 0.01 Non-GAAP Loss Per Share $ (0.24) $ (0.27) $ (0.18) (a) Potential common share equivalents consist of shares issuable upon the exercise of stock options, vesting of restricted stock units (including performance-based restricted stock units) or purchases under the ESPP, as well as contingent shares associated with our acquisition of Datapipe. Certain of our potential common share equivalents are contingent on certain investment funds managed by affiliates of Apollo achieving pre-established performance targets based on a MOIC, which are included in the denominator for the entire period if such shares would be issuable as of the end of the reporting period assuming the end of the reporting period was the end of the contingency period. (b) Reflects the aggregate adjustments made to reconcile Non-GAAP Net Loss to our net loss, as noted in the above table, divided by the GAAP diluted number of shares outstanding for the relevant period.

Table of Contents - 70 - Liquidity and Capital Resources Overview We primarily finance our operations and capital expenditures with internally-generated cash from operations and hardware leases, and if necessary, borrowings under the New Revolving Credit Facility. As of December 31, 2025, the New Revolving Credit Facility provided for up to $375 million of borrowings, $60 million of which was drawn and outstanding as of December 31, 2025. Our primary uses of cash are working capital requirements, debt service requirements and capital expenditures. Based on our current level of operations and available cash, we believe our sources will provide sufficient liquidity over at least the next twelve months. We cannot provide assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the New Revolving Credit Facility or from other sources in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. Our ability to do so depends on prevailing economic conditions and other factors, many of which are beyond our control. In addition, upon the occurrence of certain events, such as a change of control, we could be required to repay or refinance our indebtedness. We cannot assure that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Any future acquisitions, joint ventures or other similar transactions will likely require additional capital, and there can be no assurance that any such capital will be available to us on acceptable terms or at all. From time to time, depending upon market and other conditions, as well as upon our cash balances and liquidity, we, our subsidiaries or our affiliates may acquire (and have acquired) our outstanding debt securities or our other indebtedness through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we, our subsidiaries or our affiliates may determine (or as may be provided for in the Indentures, if applicable), for cash or other consideration. On September 29, 2023, indirect subsidiaries of the company entered into a revolving agreement where a bankruptcy- remote SPV can sell accounts receivable, based upon the face amount of eligible receivables in the collateral pool, up to an aggregate maximum limit of $300 million to a financial institution on a recurring basis in exchange for cash. On February 12, 2024, the revolving agreement was amended to include certain international subsidiaries of the company as parties to the agreement and Rackspace Receivables Canada Limited, a Canadian indirect subsidiary of the company, was established as an SPV. At December 31, 2025, we held $106 million in cash and cash equivalents (not including $2 million in restricted cash, which is included in "Other non-current assets"), of which $66 million was held by foreign entities. We have entered into installment payment arrangements with certain equipment and software vendors, along with sale- leaseback arrangements for equipment and certain property leases that are considered financing obligations. We had $53 million outstanding with respect to these arrangements as of December 31, 2025. We may choose to utilize these various sources of funding in future periods. Refer to Item 8 of Part II, Financial Statements and Supplementary Data - Note 9, "Financing Obligations" for more information regarding financing obligations. We also lease certain equipment and real estate under operating and finance lease agreements. We had $485 million outstanding with respect to operating and finance lease agreements as of December 31, 2025. We may choose to utilize such leasing arrangements in future periods. Refer to Item 8 of Part II, Financial Statements and Supplementary Data - Note 8, "Leases" for more information regarding our operating and finance leases. As of December 31, 2025, we had $2,429 million aggregate principal amount outstanding under the FLSO Term Loan Facility, the FLFO Term Loan Facility, the Term Loan Facility, 3.50% FLSO Senior Secured Notes, 5.375% Senior Notes, and 3.50% Senior Secured Notes. The New Revolving Credit Facility provides for up to $375 million of borrowings, $60 million of which was drawn and outstanding as of December 31, 2025. Our liquidity requirements are significant, primarily due to debt service requirements. Debt In March 2024, we initiated a series of debt refinancing transactions that substantially impacted our existing debt instruments: the Senior Facilities, the 3.50% Senior Secured Notes, and the 5.375% Senior Notes. We also entered into new debt instruments: the New Senior Facilities, which includes the FLSO Term Loan Facility, the FLFO Term Loan Facility, and the New Revolving Credit Facility, and the 3.50% FLSO Senior Secured Notes.

Table of Contents - 71 - Refer to Item 8 of Part II, Financial Statements and Supplementary Data - Note 7, “Debt,” for more information regarding the March 2024 Refinancing Transactions and the related accounting impacts. New Debt Instruments New Senior Facilities On March 12, 2024, Rackspace Finance Holdings, Rackspace Finance, the lenders and issuing banks party thereto and Citi, as the administrative agent and collateral agent, entered into the credit agreement governing the FLSO Term Loan Facility, FLFO Term Loan Facility and New Revolving Credit Facility (together, the “New Senior Facilities”) (the “New First Lien Credit Agreement”). FLSO Term Loan Facility Rackspace Finance issued the FLSO Term Loan Facility in an aggregate principal amount of $1,687 million. The FLSO Term Loan Facility matures on May 15, 2028. As of December 31, 2025, the contractual interest rate on the FLSO Term Loan Facility was 6.61%. We are required to make quarterly principal payments of $4 million. Rackspace Finance is the borrower and all obligations under the FLSO Term Loan Facility are guaranteed on a senior secured basis, jointly and severally, by Rackspace Finance Holdings on a limited-recourse basis and by certain of Rackspace Finance’s subsidiaries (the “Subsidiary Guarantors”). The obligations under the FLSO Term Loan Facility are secured by a pledge of Rackspace Finance’s capital stock directly held by Rackspace Finance Holdings and substantially all of Rackspace Finance’s and the Subsidiary Guarantors’ assets, subject to exceptions. As of December 31, 2025, $1,610 million in aggregate principal amount of the FLSO Term Loan Facility remained outstanding. We have entered into interest rate swap agreements to manage the interest rate risk associated with interest payments on the FLSO Term Loan Facility that result from fluctuations in Term SOFR. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 14, "Derivatives" for more information on the interest rate swap agreements. FLFO Term Loan Facility Rackspace Finance issued the FLFO Term Loan Facility in an aggregate principal amount $275 million. The FLFO Term Loan Facility matures on May 15, 2028. As of December 31, 2025, the contractual interest rate on the FLFO Term Loan Facility was 10.11%. We are required to make quarterly principal payments of $0.7 million. Rackspace Finance is the borrower and all obligations under the FLFO Term Loan Facility are guaranteed on a senior secured basis, jointly and severally, by Rackspace Finance Holdings on a limited-recourse basis and by the Subsidiary Guarantors. The obligations under the FLFO Term Loan Facility are secured by the same collateral that secures the FLSO Term Loan Facility, the New Revolving Credit Facility and the 3.50% FLSO Senior Secured Notes. As of December 31, 2025, $270 million aggregate principal amount of the FLFO Term Loan Facility remained outstanding. We have entered into interest rate swap agreements to manage the interest rate risk associated with interest payments on the FLFO Term Loan Facility that result from fluctuations in Term SOFR. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 14, "Derivatives" for more information on the interest rate swap agreements.

Table of Contents - 72 - New Revolving Credit Facility Rackspace Finance established the New Revolving Credit Facility in an aggregate principal amount of $375 million of commitments. All revolving lenders under the Prior Revolving Credit Facility exchanged their revolving loan commitments for commitments in respect of the New Revolving Credit Facility, which replaces in full the Prior Revolving Credit Facility. The New Revolving Credit Facility matures on May 15, 2028. The New Revolving Credit Facility includes a commitment fee equal to 0.50% per annum in respect of the unused commitments that is due quarterly. This fee is subject to one step-down based on the net first lien leverage ratio. Rackspace Finance is the borrower and all obligations under the New Revolving Credit Facility are guaranteed on a senior secured basis, jointly and severally, by Rackspace Finance Holdings on a limited-recourse basis and by the Subsidiary Guarantors. The obligations under the New Revolving Credit Facility are secured by the same collateral that secures the FLSO Term Loan Facility, the FLFO Term Loan Facility and the 3.50% FLSO Senior Secured Notes. As of December 31, 2025, we had total commitments of $375 million, $60 million of outstanding borrowings under the New Revolving Credit Facility, and $24 million of letters of credit issued thereunder. As such, as of December 31, 2025, we had $292 million of available commitments remaining. 3.50% FLSO Senior Secured Notes due 2028 On March 12, 2024, Rackspace Finance issued $267 million initial aggregate principal amount of 3.50% FLSO Senior Secured Notes. The 3.50% FLSO Senior Secured Notes will mature on May 15, 2028 and bear interest at an annual fixed rate of 3.50%. Interest is payable semiannually on each February 15 and August 15. On April 16, 2024, we completed the Public Note Exchange, pursuant to which (i) $138 million aggregate principal amount of the existing 3.50% Senior Secured Notes were exchanged or purchased for cancellation and (ii) $97 million aggregate principal amount of 3.50% FLSO Senior Secured Notes were issued by Rackspace Finance. Rackspace Finance is the borrower and all obligations under the 3.50% FLSO Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by Rackspace Finance Holdings on a limited-recourse basis and by the Subsidiary Guarantors. The obligations under the 3.50% FLSO Senior Secured Notes are secured by the same collateral that secures the FLSO Term Loan Facility, the FLFO Term Loan Facility and the New Revolving Credit Facility. As of December 31, 2025, $319 million aggregate principal amount of the 3.50% FLSO Senior Secured Notes were outstanding. Existing Debt Instruments Senior Facilities On February 9, 2021, we amended and restated the First Lien Credit Agreement, which included a new seven-year $2,300 million Term Loan Facility and the Prior Revolving Credit Facility, which we refer to together as the Senior Facilities. The Term Loan Facility will mature on February 15, 2028 and the Prior Revolving Credit Facility was set to mature on August 7, 2025. On April 26, 2023, we executed an amendment to our First Lien Credit Agreement to establish Term SOFR as the benchmark rate for determining the applicable interest rate, replacing LIBOR. Borrowings under the Senior Facilities bear interest at an annual rate equal to an applicable margin plus, at our option, either (a) Term SOFR equal to the forward-looking term rate, based on the secured overnight financing rate as administered by the Federal Reserve Bank of New York, for the interest period relevant to such borrowing, plus a credit spread adjustment of 0.11% for an interest period of one-month's duration, 0.26% for an interest period of three-months' duration, and 0.43% for an interest period of six-months' duration, subject to a 0.75% floor, in the case of the Term Loan Facility, and a 1.00% floor, in the case of the Prior Revolving Credit Facility, or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate last quoted by The Wall Street Journal and (iii) adjusted Term SOFR for a one- month tenor plus 1.00%.

Table of Contents - 73 - The applicable margin for the Term Loan Facility is 2.75% for SOFR loans and 1.75% for base rate loans and the applicable margin for the Prior Revolving Credit Facility was 3.00% for SOFR loans and 2.00% for base rate loans. Interest is due at the end of each interest period elected, not exceeding 90 days, for SOFR loans and at the end of every calendar quarter for base rate loans. The Prior Revolving Credit Facility also included a commitment fee equal to 0.50% per annum in respect of the unused commitments that was due quarterly. This fee was subject to one step-down based on the net first lien leverage ratio. In addition to the quarterly amortization payments discussed above, our Senior Facilities require us to make certain mandatory prepayments, including using (i) a portion of annual excess cash flow, as defined in the First Lien Credit Agreement, to prepay the Term Loan Facility, (ii) net cash proceeds of certain non-ordinary assets sales or dispositions of property to prepay the Term Loan Facility and (iii) net cash proceeds of any issuance or incurrence of debt not permitted under the Senior Facilities to prepay the Term Loan Facility. We can make voluntary prepayments at any time without penalty. Rackspace Technology Global, our wholly-owned subsidiary, is the borrower under the Senior Facilities, and all obligations under the Senior Facilities are (i) guaranteed by Inception Parent, Rackspace Technology Global’s immediate parent company, on a limited recourse basis and secured by the equity interests of Rackspace Technology Global held by Inception Parent and (ii) guaranteed by Rackspace Technology Global’s wholly-owned domestic restricted subsidiaries and secured by substantially all material owned assets of Rackspace Technology Global and the subsidiary guarantors, including the equity interests held by each, in each case subject to certain exceptions. As of December 31, 2025, the interest rate on the Term Loan Facility was 6.60% and the outstanding principal balance was $61 million. We are required to make quarterly principal payments of $0.2 million, with the balance due at maturity on February 15, 2028. We have entered into interest rate swap agreements to manage the interest rate risk associated with interest payments on the Term Loan Facility that result from fluctuations in Term SOFR. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 14, "Derivatives" for more information on the interest rate swap agreements. In conjunction with the March 2024 Refinancing Transactions, the Prior Revolving Credit Facility was replaced in full by the New Revolving Credit Facility. 3.50% Senior Secured Notes On February 9, 2021, Rackspace Technology Global issued $550 million aggregate principal amount of 3.50% Senior Secured Notes. The 3.50% Senior Secured Notes will mature on February 15, 2028 and bear interest at an annual fixed rate of 3.50%. Interest is payable semiannually on each February 15 and August 15. The 3.50% Senior Secured Notes are not subject to registration rights. Rackspace Technology Global is the issuer of the 3.50% Senior Secured Notes, and obligations under the 3.50% Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by all of Rackspace Technology Global’s wholly-owned domestic restricted subsidiaries (as subsidiary guarantors) that guarantee the Senior Facilities. The 3.50% Senior Secured Notes and the related guarantees are secured by first-priority security interests in substantially all material owned assets of Rackspace Technology Global and the subsidiary guarantors, including the equity interest held by each, subject to certain exceptions, which assets also secure the Senior Facilities. The 3.50% Notes Indenture describes certain terms and conditions under which other current and future domestic subsidiaries are required to become guarantors of the 3.50% Senior Secured Notes. Rackspace Technology Global may redeem the 3.50% Senior Secured Notes at its option, in whole at any time or in part from time to time at a redemption price equal to 100.000% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date. Notwithstanding the foregoing, Rackspace Technology Global may redeem during each twelve-month period, commencing with February 9, 2021, up to 10.0% of the original aggregate principal amount of the 3.50% Senior Secured Notes at a redemption price of 103.000%, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. As of December 31, 2025, $44 million aggregate principal amount of the 3.50% Senior Secured Notes remained outstanding.

Table of Contents - 74 - 5.375% Senior Notes Rackspace Technology Global issued $550 million aggregate principal amount of the 5.375% Senior Notes on December 1, 2020. The 5.375% Senior Notes will mature on December 1, 2028 and bear interest at a fixed rate of 5.375% per year, payable semi-annually on each June 1 and December 1. The 5.375% Senior Notes are not subject to registration rights. Rackspace Technology Global is the issuer of the 5.375% Senior Notes, and obligations under the 5.375% Senior Notes are guaranteed on a senior unsecured basis by all of Rackspace Technology Global’s wholly-owned domestic restricted subsidiaries (as subsidiary guarantors) that guarantee the Senior Facilities. The 5.375% Senior Notes are effectively junior to the indebtedness under the Senior Facilities and the 3.50% Senior Secured Notes, to the extent of the collateral securing the Senior Facilities and the 3.50% Senior Secured Notes. The 5.375% Notes Indenture describes certain terms and conditions under which other current and future domestic subsidiaries are required to become guarantors of the 5.375% Senior Notes. Rackspace Technology Global may redeem the 5.375% Senior Notes at its option, in whole at any time or in part from time to time, from December 1, 2025 and thereafter, at a redemption price equal to 100.000% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date. As of December 31, 2025, $125 million aggregate principal amount of the 5.375% Senior Notes remained outstanding. Debt covenants The FLSO Term Loan Facility, FLFO Term Loan Facility, and Term Loan Facility are not subject to a financial maintenance covenant. The New Revolving Credit Facility includes a financial maintenance covenant that limits the super- priority net senior secured leverage ratio to a maximum of 5.00 to 1.00. The super-priority net senior secured leverage ratio is calculated as the ratio of (x) the total amount of consolidated super-priority senior secured debt for borrowed money, less unrestricted cash and cash equivalents, to (y) consolidated EBITDA (as defined under the New First Lien Credit Agreement governing the New Senior Facilities). However, this financial maintenance covenant will only be applicable and tested if the aggregate amount of outstanding borrowings under the New Revolving Credit Facility and letters of credit issued thereunder (excluding $25 million of undrawn letters of credit and cash collateralized letters of credit) as of the last day of a fiscal quarter is greater than 35% of the New Revolving Credit Facility commitments as of the last day of such fiscal quarter. Additional covenants in the New Senior Facilities and Senior Facilities limit our subsidiaries' ability to, among other things, incur certain additional debt and liens, pay certain dividends or make other restricted payments, make certain investments, make certain asset sales and enter into certain transactions with affiliates. The Indentures contain covenants that, among other things, limit our subsidiaries' ability to incur certain additional debt, incur certain liens securing debt, pay certain dividends or make other restricted payments, make certain investments, make certain asset sales and enter into certain transactions with affiliates. These covenants are subject to a number of exceptions, limitations, and qualifications as set forth in the Indentures. Additionally, upon the occurrence of a change of control (as defined in the Indentures), we will be required to make an offer to repurchase all of the outstanding 3.50% FLSO Senior Secured Notes, 5.375% Senior Notes and 3.50% Senior Secured Notes, respectively, at a price in cash equal to 101.000% of the aggregate principal amount, plus accrued and unpaid interest, if any, to, but not including the purchase date. Our “consolidated EBITDA,” as defined under our debt instruments, is calculated in the same manner as our Adjusted EBITDA, presented elsewhere in this report, except that our debt instruments allow us to adjust for additional items, including certain start-up costs, and to give pro forma effect to acquisitions, including resulting synergies, and internal cost savings initiatives. In addition, under the Indentures, the calculation of consolidated EBITDA does not take into account any changes in GAAP subsequent to the date of issuance, whereas under the New Senior Facilities and Senior Facilities, the calculation of consolidated EBITDA takes into account the impact of certain changes in GAAP subsequent to December 1, 2020 other than with respect to capital leases. As of December 31, 2025, we were in compliance with all covenants under the New Senior Facilities, the Senior Facilities and the Indentures.

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Supplemental Financial Information

In accordance with the 3.50% FLSO Senior Secured Notes Indenture, Rackspace Finance Holdings, Rackspace Finance and certain subsidiaries of Rackspace Finance (together with their restricted subsidiaries, the "New Credit Group") are obligors under the 3.50% FLSO Senior Secured Notes. The following presents summarized financial information for the New Credit Group after eliminating intercompany transactions and balances among the New Credit Group.

As of December 31, 2025, the New Credit Group had total assets of $2,796 million and total liabilities of $3,779 million, which included total debt of $2,517 million. The financial information for the New Credit Group differs from the financial information for the company and its consolidated subsidiaries primarily because Rackspace Technology Global has (i) debt that is not guaranteed by the New Credit Group, which debt was $229 million as of December 31, 2025, and (ii) Rackspace Technology Global is the party to the interest rate swap which had a net asset value of $1 million as of December 31, 2025.

Capital Expenditures

The following table sets forth a summary of our total capital expenditures for the periods indicated:

	Year Ended December 31,		
(In millions)	2023	2024	2025
Customer gear [(1)]	$ 115.3	$ 88.8	$ 94.3
Data center build outs [(2)]	2.9	1.2	1.0
Office build outs [(3)]	1.8	0.3	—
Capitalized software and other projects [(4)]	61.3	46.1	44.1
Total capital expenditures	$ 181.3	$ 136.4	$ 139.4

(1) Includes servers, firewalls, load balancers, cabinets, backup libraries, storage arrays and drives and certain software that is essential to the functionality of customer gear, which we provide.

(2) Includes generators, uninterruptible power supplies, power distribution units, mechanical and electrical plants, chillers, raised floor, network cabling, other infrastructure gear and other data center building improvements.

(3) Includes building improvements, raised floor, furniture and equipment.

(4) Includes salaries and payroll-related costs of employees and consultants who devote time to the development of certain internal-use software projects, purchased software licenses and other projects that meet the criteria for capitalization.

Total capital expenditures were relatively flat from 2024 to 2025 as increased purchases of customer gear were partially offset by a reduction in capitalized software and other projects between periods.

The $45 million decrease from 2023 to 2024 was primarily driven by purchases of customer gear originally intended to support a specific new customer during the first quarter of 2023. This new customer did not materialize as expected; however, the gear is fungible and has been redeployed to support other business requirements. This gear was acquired through a finance lease.

Cash Flows

The following table sets forth a summary of certain cash flow information for the periods indicated:

	Year Ended December 31,		
(In millions)	2023	2024	2025
Cash provided by operating activities	$ 374.9	$ 39.9	$ 151.4
Cash used in investing activities	$ (96.0)	$ (86.6)	$ (58.4)
Cash used in financing activities	$ (312.8)	$ (3.0)	$ (134.6)

Cash Provided by Operating Activities

Net cash provided by operating activities results primarily from cash received from customers, offset by cash payments made for employee and consultant compensation (less amounts capitalized related to internal-use software that are reflected as cash used in investing activities), data center costs, license costs, third-party infrastructure costs, marketing programs, interest, taxes, and other general corporate expenditures.

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Table of Contents - 76 - Net cash provided by operating activities for 2025 increased $112 million from 2024. The increase in operating cash between periods was primarily driven by a decrease of $25 million of cash paid for operating expenses in 2025 compared to 2024. Additionally, there was an increase in cash proceeds related to accounts receivable sold of $35 million in 2025 compared to a decrease of $5 million in 2024. Lastly, in 2024, $32 million in third party fees were paid in connection with the March 2024 Refinancing Transactions and a $9 million early termination fee associated with the sale of our corporate headquarters was paid. There were no similar one time fees paid in 2025. Net cash provided by operating activities for 2024 decreased $335 million, or 89%, from 2023. The reduction in operating cash between periods was primarily driven by $209 million of cash proceeds received during 2023 related to the sale of our receivables, an increase of $98 million of operating expenses between periods, $32 million in third party fees paid in connection with the March 2024 Refinancing Transactions, and a $9 million early termination fee associated with the sale of our corporate headquarters in the first quarter of 2024. Cash Used in Investing Activities Net cash used in investing activities primarily consists of capital expenditures to meet the demands of our customer base and our strategic initiatives. The largest outlays of cash are for purchases of customer gear, data center and office build- outs, and capitalized payroll costs related to internal-use software development. Net cash used in investing activities for 2025 decreased $28 million, or 33%, from 2024 primarily due to a $50 million reduction in cash purchases of property, equipment, and software between periods, partially offset by $17 million of net proceeds received in 2024 from the March 2024 sale of our corporate headquarters facility. Net cash used in investing activities for 2024 decreased $9 million, or 10%, from 2023 primarily due to $17 million of net proceeds received in the current year from the March 2024 sale of our corporate headquarters facility. In addition, there was a $7 million increase in cash from other investing activities largely due to the sale of property and equipment between periods. These cash inflows were partially offset by a $14 million increase in cash purchases of property, equipment, and software from 2023 to 2024. Cash Used in Financing Activities Financing activities generally include cash activity related to debt and other long-term financing arrangements (for example, finance lease obligations and financing obligations), including proceeds from and repayments of borrowings, and cash activity related to the issuance and repurchase of equity. Net cash used in financing activities for 2025 increased $132 million from 2024. The change was primarily driven by $275 million of proceeds received in 2024 from the FLFO Term Loan Facility as part of the March 2024 Refinancing Transactions compared to just $155 million of debt proceeds in the current period from borrowings on the New Revolving Credit Facility. An increase in debt repayments of $35 million between periods further contributed to the increase in cash used in financing activities. This activity was partially offset by $22 million of payments in 2024 related to debt extinguishment costs. Net cash used in financing activities for 2024 decreased $310 million, or 99%, from 2023. The change was primarily driven by an increase in proceeds of $275 million from the new FLFO Term Loan Facility as part of the March 2024 Refinancing Transactions compared to $50 million of debt proceeds in 2023, a reduction in debt repayments of $79 million, and a $23 million decrease in principal payments of finance lease liabilities between periods. This activity was partially offset by $22 million of payments related to debt extinguishment costs.

Table of Contents - 77 - Off-Balance Sheet Arrangements On September 29, 2023, Rackspace US and Rackspace Receivables II, LLC, a bankruptcy-remote SPV, each an indirect subsidiary of the company, entered into the Receivables Purchase Facility with PNC. The Receivables Purchase Facility allows the SPV to sell and/or contribute accounts receivable up an aggregate maximum limit of $300 million to PNC on a revolving basis. On February 12, 2024, the Receivables Purchase Facility was amended to include certain international subsidiaries of the company as parties to the agreement and Rackspace Receivables Canada Limited, a Canadian indirect subsidiary of the company, was established as an SPV. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 3, "Sale of Receivables" for more information regarding this off-balance sheet transaction. We have entered into various indemnification arrangements with third parties, including vendors, customers, landlords, our officers and directors, stockholders of acquired companies and third parties to whom and from whom we license technology. Generally, these indemnification agreements require us to reimburse losses suffered by third parties due to various events, such as lawsuits arising from patent or copyright infringement or our negligence. Certain of these agreements require us to indemnify the other party against certain claims relating to property damage, personal injury or the acts or omissions by us, our employees, agents or representatives. These indemnification obligations are considered off-balance sheet arrangements. To date, we have not incurred material costs as a result of such obligations and have not accrued any material liabilities related to such indemnification obligations in our consolidated financial statements. See Item 8 of Part II, Financial Statements and Supplementary Data - Note 10, "Commitments and Contingencies" for more information related to these indemnification arrangements.

Table of Contents - 78 - Critical Accounting Estimates Our consolidated financial statements are prepared in accordance with GAAP, which requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We consider accounting estimates that require significant management judgment to be critical accounting estimates. We review our estimates and judgments on an ongoing basis, including those related to revenue recognition, allowance for credit losses, property, equipment and software and definite-lived intangible assets, goodwill and indefinite-lived intangible assets, contingencies, share-based compensation and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to determine the carrying values of assets and liabilities. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period-to-period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected. Revenue Recognition We provide cloud computing to customers, which is broadly defined as the delivery of computing, storage and applications over the Internet. Cloud computing is a service transaction under which the services we provide vary on a daily basis. The totality of services provided represent a single integrated solution tailored to the customer’s specific needs. As such, our performance obligations to our customers consist of a single integrated solution delivered as a series of distinct daily services delivered over the same period of time. We recognize revenue on a daily basis as services are provided in an amount that reflects the consideration to which we expect to be entitled in exchange for the services. Our usage-based arrangements generally include variable consideration components consisting of monthly utility fees with a defined price and undefined quantity. Additionally, our contracts contain service level guarantees that provide discounts when we fail to meet specific obligations and certain products may include volume discounts based on usage. As these variable consideration components consist of a single distinct daily service provided on a single performance obligation, we account for this consideration as services are provided and earned. A substantial amount of revenue, particularly within our Private Cloud segment, relates to fees associated with offerings that generally have a fixed term, typically from 12 to 36 months, with a monthly recurring fee based on the computing resources utilized and provided to the customer, the complexity of the underlying infrastructure and the level of support we provide. Contracts for our service offerings falling within our Public Cloud segment and legacy OpenStack business typically operate on a consumption model and can be canceled at any time without penalty. We also provide customers with professional services for the design and implementation of application, security and data services. Professional service contracts are either fixed-fee or time-and-materials based. We typically consider our professional services to be a separate performance obligation from other integrated solutions being provided to the same customer. Our performance obligations under these arrangements are typically to provide the services on a daily basis over a period of time and we recognize revenue as the services are performed. We offer customers the flexibility to select the best combination of resources in order to meet the requirements of their unique applications and provide the technology to seamlessly operate and manage multiple cloud computing environments. Judgment is required in assessing whether a service is distinct, including determination of whether the customer could benefit from the service on its own or in conjunction with other readily available resources and whether certain services are highly integrated into a bundle of services that represent the combined output specified by the customer. Arrangements can contain multiple performance obligations that are distinct, which are accounted for separately. Each performance obligation is recognized as services are provided based on their SSP. Judgment is required to determine the SSP for each of our distinct performance obligations. We utilize a range of prices when developing our estimates of SSP. We determine the range of prices for estimating SSP for all our performance obligations using observable inputs, such as standalone sales and historical contract pricing. Our estimates of SSP are updated quarterly. In addition, our customer agreements provide that we will achieve certain service levels related primarily to network uptime, critical infrastructure availability and hardware replacement. We may be obligated to provide service credits for a portion of the service fees paid by our customers to the extent that such service levels are not achieved or are otherwise disputed. Credit memos are recognized in the period of service to which they relate.

Table of Contents - 79 - Revenue recognition for revenue generated from arrangements in which we resell third-party infrastructure bundled with our managed services, requires judgment to determine whether revenue can be recorded at the gross sales price or net of third-party fees. Typically, revenue is recognized on a gross basis when it is determined that we are the principal in the relationship. We are considered the principal in the relationship when we are primarily responsible for fulfilling the contract and obtain control of the third-party infrastructure before transferring it as an integral part of our performance obligation to provide services to the customer. Revenue is recognized net of third-party fees when we determine that our obligation is only to facilitate the customers’ purchase of third-party infrastructure. Valuation of Accounts Receivable and Allowance for Credit Losses We record an allowance for credit losses on trade accounts receivable for estimated losses resulting from uncollectible receivables. When evaluating the adequacy of the allowance, we consider historical bad debt write-offs and all known facts and circumstances such as current economic conditions and trends, customer creditworthiness and specifically identified customer risks. If actual collections of customer receivables differ from our estimates, additional allowances may be required which could have an impact on our results of operations. Property, Equipment and Software and Definite-Lived Intangible Assets In providing services to our customers, we utilize significant amounts of property, equipment and software, which we depreciate on a straight-line basis over their estimated useful lives. Definite-lived intangible assets are primarily comprised of customer relationships and are stated at their acquisition-date fair value less accumulated amortization. These intangible assets are amortized on a straight-line basis over their estimated useful lives. Property and equipment under operating and finance leases are included within “Operating right-of-use assets” and “Property, equipment and software, net,” respectively, in our Consolidated Balance Sheets. Operating right-of-use assets are amortized on a straight-line basis over the lease term whereas finance lease assets are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term. We routinely review the estimated useful lives of our property, equipment and software and definite-lived intangible assets (“long-lived assets”). A change in the useful life of a long-lived asset is treated as a change in accounting estimate in the period of change and future periods. Long-lived assets, including operating right-of-use assets and finance lease assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets is measured at the asset group level and if the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds its fair value. We also performed recoverability tests of our long-lived assets in conjunction with the goodwill impairment analyses discussed below which did not result in any impairment charges. We capitalize the salaries and related compensation costs of employees and consultants who devote time to the development of certain internal-use software projects. Judgment is required in determining whether an enhancement to previously developed software is significant and creates additional functionality to the software, thus resulting in capitalization. All other software development costs are expensed as incurred. Capitalized software development costs are amortized over the expected useful life of the software, which is generally three years; however, we evaluate the nature and utility of each project which can result in a useful life ranging between one and five years on certain projects. Goodwill and Indefinite-Lived Intangible Assets Goodwill Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Our indefinite-lived intangible assets consists of our Rackspace trade name, which was recorded at fair value on our balance sheet at the date of the Rackspace Acquisition.

Table of Contents - 80 - Application of the goodwill and other indefinite-lived intangible asset impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units and determination of the fair value of each reporting unit. We test goodwill and our indefinite-lived intangible asset, the Rackspace trade name, for impairment on an annual basis as of October 1st or more frequently if events or circumstances indicate a potential impairment. These events or circumstances could include a significant change in the business climate, regulatory environment, established business plans, operating performance indicators or competition. Potential impairment indicators may also include, but are not limited to, (i) the results of our most recent annual or interim impairment testing, (ii) downward revisions to internal forecasts, and the magnitude thereof, if any, (iii) declines in our market capitalization below our book value, and the magnitude and duration of those declines, if any, (iv) a reorganization resulting in a change to our operating segments, and (v) other macroeconomic factors, such as increases in interest rates that may affect the weighted average cost of capital, volatility in the equity and debt markets, or fluctuations in foreign currency exchange rates that may negatively impact our reported results of operations. Goodwill is tested for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. Assets and liabilities are assigned to each of our reporting units if they are employed by a reporting unit and are considered in the determination of the reporting unit fair value. Certain assets and liabilities are shared by multiple reporting units, and thus, are allocated to each reporting unit based on the relative size of a reporting unit, primarily based on revenue. Subsequent to the January 1, 2023 business reorganization, we have two reporting units with goodwill: Public Cloud and Private Cloud. Goodwill allocated to our third reporting unit, OpenStack Public Cloud, was fully impaired during the fourth quarter of 2021. As of October 1, 2023, we reassessed our reporting unit structure and aggregated the OpenStack Public Cloud reporting unit into our Private Cloud reporting unit. We currently have two reporting units: Public Cloud and Private Cloud. We estimate the fair values of our reporting units and the Rackspace trade name using the discounted cash flow method and relief-from-royalty method, respectively. These calculations require the use of significant estimates and assumptions, such as: (i) the royalty rate; (ii) the estimation of future revenue growth rates, projected gross profit margins, projected operating costs, projected EBITDA margins, and projected capital expenditures, which are dependent on internal cash flow forecasts; (iii) estimation of the terminal growth rates; and (iv) determination of the risk-adjusted discount rates. The discount rates used are based on our weighted average cost of capital and are adjusted for risks and uncertainties inherent in our business and in our estimation of future cash flows. As part of the goodwill impairment test, we also consider our market capitalization in assessing the reasonableness of the combined fair values estimated for our reporting units. The estimates and assumptions used to calculate the fair value of our reporting units and the Rackspace trade name from year to year are based on operating results, market conditions, and other factors. Changes in these estimates and assumptions could produce materially different results. For the quantitative goodwill impairment analysis, we utilized the income approach to determine the fair value of our reporting units. The income approach utilizes a discounted cash flow method which is based on the present value of projected cash flows. The discounted cash flow models reflect our assumptions and considerations regarding revenue growth rates, projected gross profit margins, projected operating costs, projected EBITDA margins, projected capital expenditures, risk- adjusted discount rates, terminal period growth rates, and economic market trends. The terminal period growth rate is selected based on economic conditions and consideration of growth rates used in the forecast period and historical performance of the reporting unit. October 1, 2025 Assessment In connection with our annual impairment analysis as of October 1, 2025, we completed a quantitative goodwill impairment analysis. The results of the quantitative goodwill impairment analysis performed as of October 1, 2025 indicated no impairment charges to our Private Cloud or Public Cloud reporting units.

Table of Contents - 81 - February 29, 2024 Assessment In connection with the debt refinancing transactions that were completed in March and April 2024, as further described in Item 8 of Part II, Financial Statements and Supplementary Data - Note 7, “Debt”, we updated our internal forecasts. Our updated internal forecasts considered our year-to-date operating performance, current customer bookings and revised expectations based on current performance, revisions to our expected growth and timing of such growth based on current and expected performance, current customer retention rates, revisions to the timing of the expected effects of our strategic initiatives and overall related risks, including macroeconomic factors, to achieving our forecasts. Our Board reviewed and approved our internal budget for fiscal year 2024 on February 28, 2024. As of February 29, 2024, we assessed our Board approved 2024 internal budget along with several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting units, including the significance of the amount, if any, of excess carrying value over fair value, consistency of our current and forecasted operating margins and cash flows, budgeted-to-actual performance, timing of the expected effects of our strategic initiatives, overall change in economic climate, changes in the industry and competitive environment, changes to our risk-adjusted discount rates and earnings quality and sustainability. After considering all available evidence in our evaluation of goodwill impairment indicators, we determined it appropriate to perform an interim quantitative assessment of our reporting units as of February 29, 2024. For the quantitative goodwill impairment analysis performed as of February 29, 2024, we utilized a range of our weighted-average cost of capital of 13.0% to 14.0% as our base rate, which was then subsequently risk-adjusted to determine the discount rate used for each reporting unit. After determining the fair value of our reporting units, we reconciled the combined fair value of the reporting units to the company's market capitalization as of February 29, 2024. As a result, we determined that the carrying amount of our Public Cloud and Private Cloud reporting units exceeded their fair value. We recorded a goodwill impairment charge of $385 million and $188 million for Public Cloud and Private Cloud, respectively, during the first quarter of 2024, which is included in "Impairment of goodwill" in our Consolidated Statements of Comprehensive Loss. The impairment was driven by the company's cash flow projections as revised in the first quarter of 2024 to reflect current market conditions and expected business performance, including strategic business shifts and the timing when the benefits of such shifts will be realized. We performed sensitivity analyses on the key inputs and assumptions used in determining the estimated fair value of our reporting units by utilizing changes in assumptions that reflect reasonably likely future changes in the discount rate used in the weighted-average cost of capital calculation and the terminal growth rate. Assuming all other assumptions and inputs used in the discounted cash flow analysis are held constant, a 50 basis point increase or decrease in the discount rate assumption would result in decreases or increases in fair value of our Private Cloud and Public Cloud reporting units of approximately $101 million and $14 million, respectively. September 30, 2024 Assessment During the third quarter of 2024, as part our routine budget-to-actual assessment, we updated our internal forecasts to consider our year-to-date operating performance, current customer bookings and revised expectations based on actualization, current customer retention rates, revisions to the timing of the expected effects of our strategic initiatives and overall related risks, including macroeconomic factors, to achieving our forecasts. As of September 30, 2024, we assessed our internal budget along with several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting units, including the significance of the amount, if any, of excess carrying value over fair value, consistency of our current and forecasted operating margins and cash flows, budgeted-to-actual performance, timing of the expected effects of our strategic initiatives, overall change in economic climate, changes in the industry and competitive environment, changes to our risk-adjusted discount rates and earnings quality and sustainability. After considering all available evidence in our evaluation of goodwill impairment indicators, we determined it appropriate to perform an interim quantitative assessment of our reporting units as of September 30, 2024.

Table of Contents - 82 - For the quantitative goodwill impairment analysis performed as of September 30, 2024, we utilized a range of our weighted-average cost of capital of 12.0% to 13.0% as our base rate, which was then subsequently risk-adjusted to determine the discount rate used for each reporting unit. After determining the fair value of our reporting units, we reconciled the combined fair value of the reporting units to the company's market capitalization as of September 30, 2024. As a result, we determined that the carrying amount of our Public Cloud and Private Cloud reporting units exceeded their fair value. We recorded a goodwill impairment charge of $69 million and $73 million for Public Cloud and Private Cloud, respectively, during the third quarter of 2024, which is included in "Impairment of goodwill" in our Consolidated Statements of Comprehensive Loss. The impairment was driven by the company's cash flow projections as revised in the third quarter of 2024 to reflect expected realization of business performance, including strategic business shifts and the timing when the benefits of such shifts will be realized. We performed sensitivity analyses on the key inputs and assumptions used in determining the estimated fair value of our reporting units by utilizing changes in assumptions that reflect reasonably likely future changes in the discount rate used in the weighted-average cost of capital calculation and the terminal growth rate. Assuming all other assumptions and inputs used in the discounted cash flow analysis are held constant, a 50 basis point increase in the discount rate assumption would result in decreases in fair value of our Private Cloud and Public Cloud reporting units of approximately $108 million and $14 million, respectively, whereas a 50 basis point decrease in the discount rate assumption would result in increases in fair value of our Private Cloud and Public Cloud reporting units of approximately $121 million and $15 million, respectively. October 1, 2024 Assessment In connection with our annual impairment analysis as of October 1, 2024, we completed a quantitative goodwill impairment analysis. The results of the quantitative goodwill impairment analysis performed as of October 1, 2024 indicated no impairment charges to our Private Cloud or Public Cloud reporting units. January 1, 2023 Assessment Due to the change in our segment reporting as a result of the business reorganization as of January 1, 2023, we completed a quantitative goodwill impairment analysis both prior and subsequent to the aforementioned change. We reassigned goodwill to the updated reporting units using a relative fair value approach. The results of the quantitative goodwill impairment analysis performed as of January 1, 2023, subsequent to the change, indicated an impairment within our Private Cloud reporting unit, and we recorded a non-cash impairment charge of $271 million in the first quarter of 2023. For the quantitative goodwill impairment analysis performed as of January 1, 2023, we utilized a range of our weighted-average cost of capital of 10.5% to 12.0% as our discount rate, which was risk-adjusted for each reporting unit. After determining the fair value of our reporting units, we reconciled the combined fair value of the reporting units to the company's market capitalization as of January 1, 2023. As a result, we determined that the carrying amount of our Private Cloud reporting unit exceeded its fair value and recorded a goodwill impairment charge of $271 million during the first quarter of 2023, which is included in "Impairment of goodwill" in our Consolidated Statements of Comprehensive Loss. The impairment primarily resulted from the reallocation of certain costs between the three reporting units to reflect the going- forward operating model following the business reorganization. The Public Cloud reporting unit was determined to have a fair value that exceeded its carrying value by approximately 20% and therefore no impairment was recognized. We performed sensitivity analyses on the key inputs and assumptions used in determining the estimated fair value of our reporting units by utilizing changes in assumptions that reflect reasonably likely future changes in the discount rate used in the weighted-average cost of capital calculation and the terminal growth rate. Assuming all other assumptions and inputs used in the discounted cash flow analysis are held constant, a 50 basis point increase in the discount rate assumption would result in decreases in fair value of our Private Cloud and Public Cloud reporting units of approximately $175 million and $67 million, respectively.

Table of Contents - 83 - March 31, 2023 Assessment As of March 31, 2023, we evaluated several goodwill impairment indicators following a sustained decline in our stock price during the first quarter of 2023 that resulted in our market capitalization being less than the carrying value of our combined reporting units. This evaluation included the assessment of several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting units, including the significance of the amount, if any, of excess carrying value over fair value, consistency of operating margins and cash flows, budgeted-to-actual performance for the first three months of the year, overall change in economic climate, changes in the industry and competitive environment, and earnings quality and sustainability. After considering all available evidence in our evaluation of goodwill impairment indicators, we determined it appropriate to perform an interim quantitative assessment of our reporting units as of March 31, 2023. For the quantitative goodwill impairment analysis performed as of March 31, 2023, we utilized a range of our weighted-average cost of capital of 10.0% to 11.5% as our discount rate, which was risk-adjusted for each reporting unit. After determining the fair value of our reporting units, we reconciled the combined fair value of the reporting units to the company's market capitalization as of March 31, 2023. As a result, we determined that the carrying amount of our Private Cloud reporting unit exceeded its fair value and recorded a goodwill impairment charge of $272 million during the first quarter of 2023, which is included in "Impairment of goodwill" in our Consolidated Statements of Comprehensive Loss. The impairment was driven by the company's most recent cash flow projections as revised in the first quarter of 2023 which reflected current market conditions and current trends in business performance, including slower than anticipated actualization of bookings. The Public Cloud reporting unit was determined to have a fair value that exceeded its carrying value by approximately 14% and therefore no impairment was recognized. We performed sensitivity analyses on the key inputs and assumptions used in determining the estimated fair value of our reporting units by utilizing changes in assumptions that reflect reasonably likely future changes in the discount rate used in the weighted-average cost of capital calculation and the terminal growth rate. Assuming all other assumptions and inputs used in the discounted cash flow analysis are held constant, a 50 basis point increase in the discount rate assumption would result in decreases in fair value of our Private Cloud and Public Cloud reporting units of approximately $80 million and $65 million, respectively. September 30, 2023 Assessment As of September 30, 2023, we evaluated several goodwill impairment indicators following a sustained decline in our stock price during the third quarter of 2023 that resulted in our market capitalization being less than the carrying value of our combined reporting units. This evaluation included the assessment of several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting units, including the significance of the amount, if any, of excess carrying value over fair value, consistency of operating margins and cash flows, budgeted-to-actual performance for the first nine months of the year, overall change in economic climate, changes in the industry and competitive environment, and earnings quality and sustainability. After considering all available evidence in our evaluation of goodwill impairment indicators, we determined it appropriate to perform an interim quantitative assessment of our reporting units as of September 30, 2023. For the quantitative goodwill impairment analysis performed as of September 30, 2023, we utilized a range of our weighted-average cost of capital of 11.0% to 12.5% as our discount rate, which was risk-adjusted for each reporting unit. After determining the fair value of our reporting units, we reconciled the combined fair value of the reporting units to the company's market capitalization as of September 30, 2023. As a result, we determined that the carrying amount of our Private Cloud reporting unit exceeded its fair value and recorded a goodwill impairment charge of $166 million during the third quarter of 2023, which is included in "Impairment of goodwill" in our Consolidated Statements of Comprehensive Loss. The impairment was driven by the company's cash flow projections as revised in the third quarter of 2023 to reflect current market conditions and business mix shifts. The Public Cloud reporting unit was determined to have a fair value that exceeded its carrying value by approximately 17% and therefore no impairment was recognized. We performed sensitivity analyses on the key inputs and assumptions used in determining the estimated fair value of our reporting units by utilizing changes in assumptions that reflect reasonably likely future changes in the discount rate used in the weighted-average cost of capital calculation and the terminal growth rate. Assuming all other assumptions and inputs used in the discounted cash flow analysis are held constant, a 50 basis point increase in the discount rate assumption would result in decreases in fair value of our Private Cloud and Public Cloud reporting units of approximately $65 million and $52 million, respectively.

Table of Contents - 84 - October 1, 2023 Assessment As of October 1, 2023, we reassessed our reporting unit structure and aggregated the OpenStack Public Cloud reporting unit into our Private Cloud reporting unit. We currently have two reporting units: Public Cloud and Private Cloud. Due to the change in our reporting units as of October 1, 2023, we completed a quantitative goodwill impairment analysis. As the Private Cloud and OpenStack Public Cloud reporting units are being combined into the new Private Cloud reporting unit, the goodwill of the reporting units has been combined rather than reassigned based on the relative fair values of the reporting units. The results of the quantitative goodwill impairment analysis performed as of October 1, 2023, subsequent to the change, indicated no impairment charges to our Private Cloud or Public Cloud reporting units. For the quantitative goodwill impairment analysis performed as of October 1, 2023, we utilized a range of our weighted-average cost of capital of 11.0% to 12.5% as our discount rate, which was risk-adjusted for each reporting unit. After determining the fair value of our reporting units, we reconciled the combined fair value of the reporting units to the company's market capitalization as of October 1, 2023. The Private and Public Cloud reporting units were determined to have a fair value that exceeded its carrying value by approximately 3% and 17%, respectively and, therefore, no impairment was recognized. We performed sensitivity analyses on the key inputs and assumptions used in determining the estimated fair value of our reporting units by utilizing changes in assumptions that reflect reasonably likely future changes in the discount rate used in the weighted-average cost of capital calculation and the terminal growth rate. Assuming all other assumptions and inputs used in the discounted cash flow analysis are held constant, a 50 basis point increase in the discount rate assumption would result in decreases in fair value of our Private Cloud and Public Cloud reporting units of approximately $67 million and $52 million, respectively. As of December 31, 2025, the carrying amount of goodwill was $740.1 million. Indefinite-Lived Intangible Assets Year Ended December 31, 2025 We completed the quantitative assessments of our indefinite-lived intangible asset prior to testing our goodwill for impairment as of October 1, 2025 which did not indicate any impairment of the Rackspace trade name. Year Ended December 31, 2024 As of February 29, 2024 and September 30, 2024, due to the factors discussed above, we performed a quantitative assessment of our indefinite-lived intangible asset utilizing a relief from royalty method. Significant estimates and assumptions included in the relief from royalty method are expectations of revenue growth rates, and selection of royalty rate and discount rate. We utilized a royalty rate of 0.5% for both periods and a discount rate of 13.7% as of February 29, 2024 and 12.4% as of September 30, 2024. We completed the quantitative assessments of our indefinite-lived intangible asset prior to testing our goodwill for impairment as of September 30, 2024, which did not indicate any impairment of the Rackspace trade name. The quantitative test as of February 29, 2024 indicated that the estimated fair value of the Rackspace trade name was less than its carrying value. As a result, we recorded a $20 million non-cash impairment charge during the first quarter of 2024 which is included in "Impairment of assets, net" in our Consolidated Statements of Comprehensive Loss. Year Ended December 31, 2023 As of January 1, 2023, March 31, 2023 and September 30, 2023, due to the factors discussed above, we performed a quantitative assessment of our indefinite-lived intangible asset utilizing a relief from royalty method. Significant estimates and assumptions included in the relief from royalty method are expectations of revenue growth rates, and selection of royalty rate and discount rate. We utilized a royalty rate of 0.5% for all periods and a discount rate of 11.0% as of January 1, 2023 and March 31, 2023, and a discount rate of 11.9% as of September 30, 2023. We completed the quantitative assessments of our indefinite-lived intangible asset prior to testing our goodwill for impairment as of January 1, 2023 and March 31, 2023 which did not indicate any impairment of the Rackspace trade name.

Table of Contents - 85 - The quantitative test as of September 30, 2023 indicated that the estimated fair value of the Rackspace trade name was less than its carrying value. As a result, we recorded a $57 million non-cash impairment charge during the third quarter of 2023 which is included in "Impairment of assets, net" in our Consolidated Statements of Comprehensive Loss. We completed the quantitative assessments of our indefinite-lived intangible asset prior to testing our goodwill for impairment as of October 1, 2023 which did not indicate any impairment of the Rackspace trade name. The fair value determination of our reporting units and our indefinite-lived intangible asset is judgmental in nature and requires the use of estimates and assumptions that are sensitive to changes. Assumptions include estimation of the royalty rate for the trade name, estimation of future revenue growth rates, projected gross profit margins, projected operating costs, projected EBITDA margins, projected capital expenditures, which are dependent on internal cash flow forecasts, estimation of the terminal growth rates and determination of risk-adjusted discount rates. As a result, there can be no assurance that the estimates and assumptions made for purposes of the quantitative goodwill and indefinite-lived intangible impairment tests will prove to be an accurate prediction of future results. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of our reporting units may include such items as: (i) volatility in the equity and debt markets or other macroeconomic factors, (ii) an increase in the weighted-average cost of capital due to further increases in interest rates, (iii) decrease in future cash flows due to lower than expected sales, or (iv) fluctuations in foreign currency exchange rates that may negatively impact our reported results of operations. Accordingly, if our current cash flow assumptions are not realized, we experience further sustained declines in our stock price or market capitalization, or increases in costs of capital, it is possible that an additional impairment charge may be recorded in the future, which could be material. Contingencies We accrue for contingent obligations when the obligation is probable and the amount is reasonably estimable. As facts concerning contingencies become known, we reassess our position and make appropriate adjustments to the recorded accrual. Estimates that are particularly sensitive to future changes include those related to tax, legal and other regulatory matters, changes in the interpretation and enforcement of international laws, and the impact of local economic conditions and practices, which are all subject to change as events evolve and as additional information becomes available during the administrative and litigation process. Changes in our estimates and assumptions could have a material impact on our consolidated financial statements. Share-Based Compensation We account for share-based awards under the recognition and measurement provisions of ASC No. 718, Compensation—Stock Compensation. Share-based compensation cost is measured at the grant date based on the fair value of the underlying common stock and is recognized as expense over the requisite service period. The fair value of awards with vesting conditions dependent upon market performance is determined using a Monte Carlo simulation. Determining the grant date fair value of share-based awards with performance vesting conditions and the probability of such awards vesting requires judgment. Income Taxes We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgments and estimates are required in evaluating our tax positions and determining our provision for income taxes. Although we believe we have adequately reserved for our uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. Our effective tax rates may differ from the statutory rate for various reasons, including differences due to the tax impact of foreign operations, state taxes, contingency reserves for uncertain tax positions, certain benefits realized related to share-based compensation, executive compensation that is nondeductible under IRC Section 162(m), changes in the valuation of our deferred tax assets or liabilities, goodwill impairments, or from changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, we are periodically subject to examination of our income tax returns in the U.S., U.K., India, and other countries. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes.

Table of Contents - 86 - Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, which will result in taxable or deductible amounts in the future. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax-planning strategies and results of recent operations. The assumptions about future taxable income require significant judgment and are consistent with the plans and estimates we are using to manage the underlying businesses. In December 2021, the Organisation for Economic Co-operation and Development (the “OECD”) issued model rules for a new global minimum tax framework (Pillar Two). Governments in many of the countries where we operate have issued, or are in the process of issuing, legislation on this rule. As of December 31, 2025, our company is subject to Pillar Two legislation in certain jurisdictions where we operate. We have evaluated the potential impact of Pillar Two and it did not have a material impact on the company’s results of operations in 2025. Although we do not currently expect that Pillar Two will have a material impact on our future results of operations, we will continue to evaluate the potential impact on future periods of the “Pillar Two” framework as additional guidance is released and additional countries may adopt this legislation. For a description of accounting pronouncements recently adopted and issued, see Item 8 of Part II, Financial Statements and Supplementary Data - Note 1, "Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies."

Table of Contents - 87 - ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK Interest Rates We are exposed to interest rate risk associated with fluctuations in interest rates on our floating-rate debt under our Senior Facilities and New Senior Facilities, which includes our $375 million New Revolving Credit Facility and $1,941 million outstanding under the Term Loan Facility, FLSO Term Loan Facility and FLFO Term Loan Facility. As of December 31, 2025, there were $60 million of outstanding borrowings under the New Revolving Credit Facility. As of December 31, 2025, assuming the New Revolving Credit Facility was fully drawn, each 0.125% change in assumed blended interest rates would result in a $3 million change in annual interest expense on indebtedness under the Senior Facilities and New Senior Facilities. Our Term Loan Facility, FLSO Term Loan Facility and FLFO Term Loan Facility bear interest at an annual rate equal to an applicable margin plus one-month Term SOFR, subject to a 0.75% floor. We have entered into an interest rate swap agreement indexed to one-month Term SOFR (subject to a floor of 0.75%) in order to manage our risk from fluctuations in one-month Term SOFR above the 0.75% floor. The key terms of the swap outstanding as of December 31, 2025 are presented below: Transaction Date Effective Date Notional Amount (in millions) Fixed Rate Paid Maturity Date February 2021 February 9, 2021 $ 1,350.0 2.34150% February 9, 2026 See Item 8 of Part II, Financial Statements and Supplementary Data - Note 14, "Derivatives," for more information on interest rate swaps. Foreign Currencies We are subject to foreign currency translation risk due to the translation of the results of our subsidiaries from their respective functional currencies to the U.S. dollar, our functional currency. As a result, we discuss our revenue on a constant currency as well as actual basis, highlighting our sensitivity to changes in foreign exchange rates. See “Constant Currency Revenue.” While the majority of our customers are invoiced, and the majority of our expenses are paid, by us or our subsidiaries in their respective functional currencies, we also have exposure to foreign currency transaction gains and losses as the result of certain receivables due from our foreign subsidiaries. As such, the results of operations and cash flows of our foreign subsidiaries are subject to fluctuations in foreign currency exchange rates. During 2025, we recognized foreign currency transaction losses of $1 million within "Other expense, net" in our Consolidated Statements of Comprehensive Loss. As we grow our international operations, our exposure to foreign currency translation and transaction risk could become more significant. We have in the past and may in the future enter into foreign currency hedging instruments to limit our exposure to foreign currency risk. Power Prices We are a large consumer of power. During 2025, we expensed approximately $36 million for utility companies to power our data centers, representing approximately 1% of our revenue. Power costs vary by geography, the source of power generation and seasonal fluctuations and are subject to certain proposed legislation that may increase our exposure to increased power costs. We have power contracts for data centers in the Dallas-Fort Worth, San Jose, Somerset, New Jersey and London areas that allow us to procure power either on a fixed price or on a variable price basis.

Table of Contents - 88 - ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA RACKSPACE TECHNOLOGY, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Report of Independent Registered Public Accounting Firm (PCAOB ID: 185) 89 Report of Independent Registered Public Accounting Firm (PCAOB ID: 238) 92 Consolidated Balance Sheets 93 Consolidated Statements of Comprehensive Loss 94 Consolidated Statements of Cash Flows 95 Consolidated Statements of Stockholders' Equity (Deficit) 97 Notes to the Consolidated Financial Statements 98

Table of Contents - 89 - Report of Independent Registered Public Accounting Firm To the Board of Directors and Stockholders Rackspace Technology, Inc.: Opinion on the Consolidated Financial Statements We have audited the accompanying consolidated balance sheet of Rackspace Technology, Inc. and subsidiaries (the Company) as of December 31, 2025, the related consolidated statements of comprehensive loss, stockholders’ equity (deficit), and cash flows for the year then ended and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 6, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Valuation of goodwill for the Private Cloud and Public Cloud reporting units As described in Notes 1 and 6 to the consolidated financial statements, the Company’s consolidated net goodwill balance was $740.1 million as of December 31, 2025, which included goodwill associated with the Private Cloud and Public Cloud reporting units of $597.2 million and $142.9 million, respectively. Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill is subject to impairment testing on an annual basis as of October 1st and more frequently if events or circumstances indicate a potential impairment.

Table of Contents - 90 - We identified the evaluation of the fair value of the Private Cloud and Public Cloud reporting units used in the annual goodwill impairment assessment as a critical audit matter. We performed sensitivity analyses to determine the significant assumptions used to estimate the fair value of the Private Cloud and Public Cloud reporting units. A high degree of subjective auditor judgment was required to evaluate certain key assumptions, including the forecasted revenue growth rates, projected EBITDA margins, risk-adjusted discount rates and terminal growth rates. The assessment of these key assumptions was subjective as they are based largely on the outcome of future market and economic conditions and changes to these assumptions could have a significant impact on the fair value of the reporting units. Additionally, the audit effort associated with this estimate required specialized skills and knowledge. The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s goodwill impairment process. This included controls related to the development and selection of the key assumptions used to estimate the fair value of the Private Cloud and Public Cloud reporting units. We evaluated the reasonableness of the Company’s forecasted revenue growth rates and projected EBITDA margins for the Private Cloud and Public Cloud reporting units, by comparing them to the Company’s historical performance, available external industry data, and other internal information, taking into account changes in conditions and events affecting the company. We compared the Company’s historical revenue and cost forecasts to actual results to assess the Company’s ability to accurately forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in: • evaluating the Company’s terminal growth rates by comparing them to the long-term growth rate estimates that were independently observed using publicly available market data for the Company’s industry as well as U.S. economic growth rates • evaluating the risk-adjusted discount rates by comparing them to discount rate ranges that were independently developed using publicly available market data for comparable entities • developing an independent estimate of the Private Cloud and Public reporting units’ fair values using each reporting unit’s cash flow forecast and discount rate and comparing the result to the Company’s fair value estimates. /s/ KPMG LLP We have served as the Company’s auditor since 2025. San Antonio, Texas March 6, 2026

Table of Contents - 91 - Report of Independent Registered Public Accounting Firm To the Board of Directors and Stockholders Rackspace Technology, Inc.: Opinion on Internal Control Over Financial Reporting We have audited Rackspace Technology, Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2025, the related consolidated statements of comprehensive loss, stockholders’ equity (deficit), and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 6, 2026 expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control Over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ KPMG LLP San Antonio, Texas March 6, 2026

Table of Contents - 92 - Report of Independent Registered Public Accounting Firm To the Board of Directors and Stockholders of Rackspace Technology, Inc. Opinion on the Financial Statements We have audited the consolidated balance sheet of Rackspace Technology, Inc. and its subsidiaries (the "Company") as of December 31, 2024, and the related consolidated statements of comprehensive loss, of stockholders’ equity (deficit) and of cash flows for each of the two years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ PricewaterhouseCoopers LLP Austin, Texas March 20, 2025 We served as the Company’s auditor from 2017 to 2025.

Table of Contents - 93 - RACKSPACE TECHNOLOGY, INC. CONSOLIDATED BALANCE SHEETS (In millions, except per share data) December 31, 2024 December 31, 2025 ASSETS Current assets: Cash and cash equivalents $ 144.0 $ 105.8 Accounts receivable, net of allowance for credit losses and accrued customer credits of $27.0 and $12.2, respectively 298.8 266.5 Prepaid expenses 84.9 84.4 Other current assets 91.1 61.1 Total current assets 618.8 517.8 Property, equipment and software, net 601.0 596.3 Goodwill, net 735.7 740.1 Intangible assets, net 844.7 698.3 Operating right-of-use assets 134.6 144.6 Other non-current assets 119.3 102.7 Total assets $ 3,054.1 $ 2,799.8 LIABILITIES AND STOCKHOLDERS' DEFICIT Current liabilities: Accounts payable and accrued expenses $ 389.6 $ 413.9 Accrued compensation and benefits 96.7 85.4 Deferred revenue 84.2 94.6 Debt 29.2 27.3 Accrued interest 7.4 5.4 Operating lease liabilities 55.9 54.7 Finance lease liabilities 53.1 48.0 Financing obligations 16.4 14.0 Other current liabilities 34.1 23.4 Total current liabilities 766.6 766.7 Non-current liabilities: Debt 2,756.4 2,718.7 Operating lease liabilities 77.8 84.2 Finance lease liabilities 293.1 297.7 Financing obligations 39.2 39.3 Deferred income taxes 30.2 34.7 Other non-current liabilities 95.0 78.0 Total liabilities 4,058.3 4,019.3 Commitments and Contingencies (Note 10) Stockholders' deficit: Preferred stock, $0.01 par value per share: 5.0 shares authorized; no shares issued or outstanding — — Common stock, $0.01 par value per share: 1,495.0 shares authorized; 232.2 and 248.4 shares issued; 229.1 and 245.3 shares outstanding, respectively 2.3 2.5 Additional paid-in capital 2,682.8 2,709.7 Accumulated other comprehensive income 24.1 7.5 Accumulated deficit (3,682.4) (3,908.2) Treasury stock, at cost; 3.1 shares held (31.0) (31.0) Total stockholders' deficit (1,004.2) (1,219.5) Total liabilities and stockholders' deficit $ 3,054.1 $ 2,799.8 See accompanying notes to the consolidated financial statements.

Table of Contents - 94 - RACKSPACE TECHNOLOGY, INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS Year Ended December 31, (In millions, except per share data) 2023 2024 2025 Revenue $ 2,957.1 $ 2,737.1 $ 2,685.7 Cost of revenue (2,328.3) (2,203.7) (2,179.3) Gross profit 628.8 533.4 506.4 Selling, general and administrative expenses (767.2) (707.6) (607.1) Impairment of goodwill (708.8) (714.9) — Impairment of assets, net (52.2) (20.0) — Loss from operations (899.4) (909.1) (100.7) Other income (expense): Interest expense (221.6) (98.0) (82.7) Gain on investments, net 0.3 0.1 0.3 Gain on debt extinguishment, net of debt modification costs 271.3 147.2 — Other expense, net (5.0) (21.7) (18.7) Total other income (expense) 45.0 27.6 (101.1) Loss before income taxes (854.4) (881.5) (201.8) Benefit (provision) for income taxes 16.6 23.3 (24.0) Net loss $ (837.8) $ (858.2) $ (225.8) Other comprehensive income (loss), net of tax Foreign currency translation adjustments $ 8.0 $ (8.2) $ 15.2 Unrealized gain on derivative contracts 10.8 15.1 2.0 Amount reclassified from accumulated other comprehensive income (loss) to earnings (29.9) (43.1) (33.8) Other comprehensive loss (11.1) (36.2) (16.6) Comprehensive loss $ (848.9) $ (894.4) $ (242.4) Net loss per share: Basic and diluted $ (3.89) $ (3.82) $ (0.95) Weighted average number of shares outstanding: Basic and diluted 215.3 224.8 238.7 See accompanying notes to the consolidated financial statements.

Table of Contents - 95 - RACKSPACE TECHNOLOGY, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS Year Ended December 31, (In millions) 2023 2024 2025 Cash Flows From Operating Activities Net loss $ (837.8) $ (858.2) $ (225.8) Adjustments to reconcile net loss to net cash provided by operating activities: Depreciation and amortization 369.7 295.4 298.3 Reduction in carrying amount of operating right-of-use assets 73.2 67.6 64.3 Deferred income taxes (41.9) (35.0) 23.7 Share-based compensation expense 65.4 63.4 45.1 Impairment of goodwill 708.8 714.9 — Impairment of assets, net 52.2 20.0 — Gain on debt extinguishment, net of debt modification costs (271.3) (147.2) — Unrealized loss on derivative contracts 15.5 — — Gain on investments, net (0.3) (0.1) (0.3) Provision for bad debts and accrued customer credits 9.0 19.5 6.1 Amortization of debt issuance costs and debt discount and premium 7.9 2.2 6.0 Third party fees paid in connection with the March 2024 Refinancing Transactions — (31.7) — Non-cash fair value adjustments (1.0) (2.2) (2.1) Other operating activities 0.4 (6.5) (2.0) Changes in operating assets and liabilities: Accounts receivable 275.1 20.5 27.6 Prepaid expenses and other current assets 24.6 10.5 (2.8) Accounts payable, accrued expenses, and other current liabilities (44.2) (22.2) (26.4) Deferred revenue (5.8) 2.4 10.4 Operating lease liabilities (65.6) (82.8) (68.8) Other non-current assets and liabilities 41.0 9.4 (1.9) Net cash provided by operating activities 374.9 39.9 151.4 Cash Flows From Investing Activities Purchases of property, equipment and software (96.9) (111.1) (60.8) Proceeds from sale of headquarters — 16.9 — Other investing activities 0.9 7.6 2.4 Net cash used in investing activities (96.0) (86.6) (58.4) Cash Flows From Financing Activities Proceeds from employee stock plans 1.3 0.9 0.5 Shares of common stock withheld for employee taxes (1.0) (4.3) (2.0) Proceeds from borrowings under long-term debt arrangements 50.0 275.0 155.0 Payments on long-term debt (241.9) (163.0) (198.2) Debt extinguishment costs — (22.1) — Payments on financing component of interest rate swap (18.8) (17.3) (17.4) Principal payments of finance lease liabilities (79.7) (56.9) (56.6) Principal payments of financing obligations (22.7) (15.3) (15.9) Net cash used in financing activities (312.8) (3.0) (134.6) Effect of exchange rate changes on cash, cash equivalents, and restricted cash 2.2 (3.0) 2.6 Decrease in cash, cash equivalents, and restricted cash (31.7) (52.7) (39.0) Cash, cash equivalents, and restricted cash at beginning of period 231.4 199.7 147.0 Cash, cash equivalents, and restricted cash at end of period $ 199.7 $ 147.0 $ 108.0 Supplemental Cash Flow Information Cash payments for interest, net of amount capitalized $ 213.9 $ 103.6 $ 82.8 Cash payments for income taxes, net of refunds $ 11.9 $ 10.8 $ 8.3 Non-cash Investing and Financing Activities

Table of Contents - 96 - Acquisition of property, equipment and software by finance leases $ 67.7 $ 40.8 $ 50.6 Acquisition of property, equipment and software by financing obligations 25.0 4.4 13.7 Increase (decrease) in property, equipment and software accrued in liabilities (13.6) (9.9) 15.3 Other non-cash activity 5.3 (10.0) (1.0) Non-cash purchases of property, equipment and software $ 84.4 $ 25.3 $ 78.6 The following table provides a reconciliation of cash, cash equivalents, and restricted cash to the total of such amounts shown on the Consolidated Statements of Cash Flows. Year Ended December 31, (In millions) 2023 2024 2025 Cash and cash equivalents $ 196.8 $ 144.0 $ 105.8 Restricted cash included in other non-current assets 2.9 3.0 2.2 Total cash, cash equivalents, and restricted cash shown in the statement of cash flows $ 199.7 $ 147.0 $ 108.0 See accompanying notes to the consolidated financial statements.

Table of Contents

RACKSPACE TECHNOLOGY, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(In millions)	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Treasury Stock, at Cost		Total Stockholders' Equity (Deficit)
	Shares	Amount				Shares	Amoun	
Balance at December 31, 2022	215.7	$ 2.2	$ 2,573.3	$ 71.4	$ (1,986.4)	3.1	$ (31.0)	$ 629.5
Exercise of stock options and release of stock awards, net of shares withheld	4.1	—	(1.0)	—	—	—	—	(1.0)
Issuance of shares from Employee Stock Purchase Plan	0.7	—	1.3	—	—	—	—	1.3
Share-based compensation expense for equity classified awards	—	—	64.6	—	—	—	—	64.6
Net loss	—	—	—	—	(837.8)	—	—	(837.8)
Other comprehensive loss	—	—	—	(11.1)	—	—	—	(11.1)
Balance at December 31, 2023	220.5	$ 2.2	$ 2,638.2	$ 60.3	$ (2,824.2)	3.1	$ (31.0)	$ (154.5)
Exercise of stock options and release of stock awards, net of shares withheld	11.1	0.1	(4.4)	—	—	—	—	(4.3)
Issuance of shares from Employee Stock Purchase Plan	0.6	—	0.9	—	—	—	—	0.9
Share-based compensation expense for equity classified awards	—	—	48.1	—	—	—	—	48.1
Net loss	—	—	—	—	(858.2)	—	—	(858.2)
Other comprehensive loss	—	—	—	(36.2)	—	—	—	(36.2)
Balance at December 31, 2024	232.2	$ 2.3	$ 2,682.8	$ 24.1	$ (3,682.4)	3.1	$ (31.0)	$ (1,004.2)
Exercise of stock options and release of stock awards, net of shares withheld	15.7	0.2	(2.2)	—	—	—	—	(2.0)
Issuance of shares from Employee Stock Purchase Plan	0.5	—	0.5	—	—	—	—	0.5
Share-based compensation expense for equity classified awards	—	—	28.6	—	—	—	—	28.6
Net loss	—	—	—	—	(225.8)	—	—	(225.8)
Other comprehensive loss	—	—	—	(16.6)	—	—	—	(16.6)
Balance at December 31, 2025	248.4	$ 2.5	$ 2,709.7	$ 7.5	$ (3,908.2)	3.1	$ (31.0)	$ (1,219.5)

See accompanying notes to the consolidated financial statements.

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Table of Contents - 98 - RACKSPACE TECHNOLOGY, INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 1. Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies Nature of Operations and Basis of Presentation Rackspace Technology is a Delaware corporation controlled by investment funds affiliated with Apollo. Rackspace Technology was formed on July 21, 2016 but had no assets, liabilities or operating results until November 3, 2016 when Rackspace Hosting (now named Rackspace Technology Global), a global provider of modern information technology-as-a- service, was acquired by Inception Parent, a wholly-owned entity indirectly owned by Rackspace Technology. Rackspace Technology Global commenced operations in 1998 as a limited partnership, and was incorporated in Delaware in March 2000. Rackspace Technology serves as the holding company for Rackspace Technology Global and does not engage in any material business or operations other than those related to its indirect ownership of the capital stock of Rackspace Technology Global and its subsidiaries or business or operations otherwise customarily undertaken by a holding company. For ease of reference, the terms "we," "our company," "the company," "us," or "our" as used in this report refer to Rackspace Technology and its consolidated subsidiaries. The accompanying consolidated financial statements include the accounts of Rackspace Technology and our wholly- owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation. Use of Estimates The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. On an ongoing basis, we evaluate our estimates, including those related to the allowance for credit losses, useful lives of property, equipment and software, software capitalization, incremental borrowing rates for lease liability measurement, fair values of intangible assets and reporting units, useful lives of intangible assets, share-based compensation, contingencies, and income taxes, among others. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could differ from our estimates. Liquidity Overview We are a highly leveraged company. As of December 31, 2025, we had $2,429.2 million aggregate principal amount outstanding under our debt instruments, which are comprised of the FLFO Term Loan Facility, the FLSO Term Loan Facility, the Term Loan Facility, the 3.50% FLSO Senior Secured Notes, the 5.375% Senior Notes, and the 3.50% Senior Secured Notes. We primarily finance our operations and capital expenditures with internally-generated cash from operations and hardware leases, and if necessary, borrowings under the New Revolving Credit Facility. As of December 31, 2025, the New Revolving Credit Facility provided for up to $375.0 million of borrowings, $60.0 million of which was drawn and outstanding as of December 31, 2025. Our primary uses of cash are working capital requirements, debt service requirements and capital expenditures. Based on our current level of operations and available cash and cash equivalents of $105.8 million as of December 31, 2025, we believe our sources will provide sufficient liquidity over at least the next twelve months. We cannot provide assurance, however, that our business will generate sufficient cash flows from operations or that future borrowings will be available to us under the New Revolving Credit Facility or from other sources in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. Our ability to do so depends on our ability to deliver on our strategic objectives and prevailing economic conditions and other factors, many of which are beyond our control.

Table of Contents - 99 - Cash, Cash Equivalents, and Restricted Cash We consider all highly liquid investments, such as money market funds, with original maturities of three months or less when acquired to be cash equivalents. Restricted cash, included in "Other non-current assets" in our Consolidated Balance Sheets, represents collateral for letters of credit. Restricted cash was $3.0 million and $2.2 million as of December 31, 2024 and 2025, respectively. Property, Equipment and Software and Definite-Lived Intangible Assets Property, equipment and software is stated at cost, net of accumulated depreciation and amortization. Included in property, equipment and software are capitalized costs related to computer software developed or acquired for internal use. Capitalized computer software costs consist of purchased software licenses, implementation costs, and salaries and related compensation costs of employees and consultants for certain projects that qualify for capitalization. For cloud computing arrangements that include a software license, the software license element of the arrangement is accounted for in a manner consistent with the acquisition of other software licenses. For cloud computing arrangements that do not include a software license, the arrangement is accounted for as a service contract and is expensed as the services are provided. Replacements and major improvements to property, equipment and software are capitalized, while maintenance and repairs are charged to expense as incurred. We also capitalize interest costs incurred during the acquisition, development and construction of certain assets until the asset is ready for its intended use. We capitalized interest of $0.8 million, $0.9 million and $0.7 million for the years ended December 31, 2023, 2024 and 2025, respectively. Property, equipment and software is depreciated on a straight-line basis over the estimated useful life of the asset. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the remaining lease term. Depreciation expense is recorded within "Cost of revenue" and "Selling, general and administrative expenses" on our Consolidated Statements of Comprehensive Loss. The following table shows the estimated useful lives used for property, equipment and software: Classification Estimated Useful Lives Computers and equipment 5 to 7 years Software 3 years Furniture and fixtures 7 years Buildings and leasehold improvements 2 to 39 years Assets classified as held for sale are recorded at the lower of carrying value or its estimated fair value, less costs to sell, and no depreciation and amortization is recorded after the held for sale classification is met. As of December 31, 2022, our former corporate headquarters property was classified as held for sale. See Note 5, "Property, Equipment and Software, net" for more information. The cost of assets and related accumulated depreciation and amortization are written off upon retirement or disposal and any resulting gain or loss is credited or charged to income or expense. Definite-lived intangible assets are primarily comprised of customer relationships and are stated at their acquisition date fair value less accumulated amortization. Definite-lived intangible assets are amortized using the straight-line method over their estimated useful lives as this method best approximates the economic benefit derived from such assets. Amortization expense is recorded within "Selling, general and administrative expenses" on our Consolidated Statements of Comprehensive Loss. Long-lived assets, including operating and finance lease assets (see "Leases" below for more information) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured at the asset group level. If the carrying amount of an asset group exceeds its estimated undiscounted future cash flows, then an impairment charge is recognized in the amount that an asset group’s carrying amount exceeds its fair value.

Table of Contents - 100 - We performed recoverability tests of our long-lived assets in conjunction with the goodwill impairment analyses discussed below which did not result in any impairment charges. Goodwill and Indefinite-Lived Intangible Assets Goodwill Qualitative Goodwill Impairment Analysis Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Goodwill and indefinite-lived intangible assets are not amortized but are subject to impairment testing on an annual basis as of October 1st or more frequently if events or circumstances indicate a potential impairment. These events or circumstances could include a significant change in the business climate, regulatory environment, established business plans, operating performance indicators or competition. Potential impairment indicators may also include, but are not limited to, (i) significant changes to estimates and assumptions used in the most recent annual or interim impairment testing, (ii) downward revisions to internal forecasts, and the magnitude thereof, (iii) declines in our market capitalization below our book value, and the magnitude and duration of those declines, (iv) a reorganization resulting in a change to our operating segments, and (v) other macroeconomic factors, such as increases in interest rates that may affect the weighted average cost of capital, volatility in the equity and debt markets, or fluctuations in foreign currency exchange rates that may negatively impact our reported results of operations. Year Ended December 31, 2025 We performed our annual goodwill impairment test as of October 1, 2025 and the results of our test did not indicate any impairment of goodwill. As of December 31, 2025, we evaluated several goodwill impairment indicators following a sustained decline in our stock price during the fourth quarter of 2025 and determined that it was not more likely than not that the fair values of our reporting units were less than the carrying values. In reaching this conclusion, we evaluated the decline in our market capitalization together with other factors, including the significance of the amount of excess carrying value over fair value as of the October 1, 2025 annual test, consistency of our current and forecasted operating margins and cash flows, and budgeted-to-actual performance for the fourth quarter of 2025, among others. We will continue to evaluate whether circumstances indicate an impairment may exist each reporting period. If there are significant changes in events or circumstances, including further declines in our market capitalization or deterioration in the equity and debt markets, impacts to our forecasted results due to macroeconomic factors or actual operating performance of our reporting units, or other factors that may affect the significant inputs used to determine the fair value of our reporting units, it is possible that an impairment charge may be recorded in the future, which could be material. Year Ended December 31, 2024 In connection with the debt refinancing transactions that were completed in March and April 2024, as further described in Note 7, “Debt”, we updated our internal forecasts. Our updated internal forecasts considered our year-to-date operating performance, current customer bookings and revised expectations based on current performance, revisions to our expected growth and timing of such growth based on current and expected performance, current customer retention rates, revisions to the timing of the expected effects of our strategic initiatives and overall related risks, including macroeconomic factors, to achieving our forecasts. Our Board reviewed and approved our internal budget for fiscal year 2024 on February 28, 2024. As of February 29, 2024, we assessed our Board approved 2024 internal budget along with several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting units, including the significance of the amount, if any, of excess carrying value over fair value, consistency of our current and forecasted operating margins and cash flows, budgeted-to-actual performance, timing of the expected effects of our strategic initiatives, overall change in economic climate, changes in the industry and competitive environment, changes to our risk-adjusted discount rates and earnings quality and sustainability. After considering all available evidence in our evaluation of goodwill impairment indicators, we determined it appropriate to perform an interim quantitative assessment of our reporting units as of February 29, 2024.

Table of Contents - 101 - During the third quarter of 2024, as part our assessment of our annual plan, we updated our internal forecasts to consider our year-to-date operating performance, current customer bookings and revised expectations based on actuals, current customer retention rates, revisions to the timing of the expected effects of our strategic initiatives and overall related risks, including macroeconomic factors, to achieving our forecasts. As of September 30, 2024, we assessed our internal budget along with several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting units, including the significance of the amount, if any, of excess carrying value over fair value, consistency of our current and forecasted operating margins and cash flows, budgeted-to-actual performance, timing of the expected effects of our strategic initiatives, overall change in economic climate, changes in the industry and competitive environment, changes to our risk-adjusted discount rates and earnings quality and sustainability. After considering all available evidence in our evaluation of goodwill impairment indicators, we determined it appropriate to perform an interim quantitative assessment of our reporting units as of September 30, 2024. During the fourth quarter of 2024, we performed our annual goodwill impairment test as of October 1, 2024 and the results of our test did not indicate any further impairment of goodwill. Year Ended December 31, 2023 On January 1, 2023, as a result of the reorganization of our business around a two-business unit operating model, we changed our operating and reportable segments to Private Cloud and Public Cloud. Our prior Multicloud Services segment has been separated into its public and private cloud components and the offerings previously reported in our Apps & Cross Platform segment have been reassigned to either the Public Cloud or Private Cloud segment based on the nature of the offering. Our prior OpenStack Public Cloud segment is included in Private Cloud. As a result of the segment change, we allocated the goodwill of our former Multicloud Services and Apps & Cross Platform reporting units to the Public Cloud and Private Cloud reporting units based on their relative fair value. OpenStack Public Cloud remained a separate reporting unit for goodwill purposes at that time. Due to the change in our segment reporting and the allocation of goodwill, we completed a quantitative goodwill impairment analysis both prior and subsequent to the aforementioned change. As of March 31, 2023, we evaluated several goodwill impairment indicators following a sustained decline in our stock price during the first quarter of 2023 that resulted in our market capitalization being less than the carrying value of our combined reporting units. This evaluation included the assessment of several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting units, including the significance of the amount, if any, of excess carrying value over fair value, consistency of operating margins and cash flows, budgeted-to-actual performance for the first three months of the year, overall change in economic climate, changes in the industry and competitive environment, and earnings quality and sustainability. After considering all available evidence in our evaluation of goodwill impairment indicators, we determined it appropriate to perform an interim quantitative assessment of our reporting units as of March 31, 2023. As of September 30, 2023, we evaluated several goodwill impairment indicators following a sustained decline in our stock price during the third quarter of 2023 that resulted in our market capitalization being less than the carrying value of our combined reporting units. This evaluation included the assessment of several events and circumstances that could affect the significant inputs used to determine the fair value of our reporting units, including the significance of the amount, if any, of excess carrying value over fair value, consistency of operating margins and cash flows, budgeted-to-actual performance for the first nine months of the year, overall change in economic climate, changes in the industry and competitive environment, and earnings quality and sustainability. After considering all available evidence in our evaluation of goodwill impairment indicators, we determined it appropriate to perform an interim quantitative assessment of our reporting units as of September 30, 2023. Prior to October 1, 2023, we had two reporting units with goodwill: Public Cloud and Private Cloud. Goodwill allocated to our third reporting unit, OpenStack Public Cloud, was fully impaired during the fourth quarter of 2021. As of October 1, 2023, we reassessed our reporting unit structure and aggregated the OpenStack Public Cloud reporting unit into our Private Cloud reporting unit. We currently have two reporting units: Public Cloud and Private Cloud. Due to the change in our reporting units as of October 1, 2023, we completed a quantitative goodwill impairment analysis.

Table of Contents - 102 - Quantitative Goodwill Impairment Analysis Goodwill is tested for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). We allocate goodwill to reporting units based on the reporting unit expected to benefit from the business combination. Assets and liabilities are assigned to each of our reporting units if they are employed by a reporting unit and are considered in the determination of the reporting unit fair value. Certain assets and liabilities are shared by multiple reporting units, and thus, are allocated to each reporting unit based on the relative size of a reporting unit, primarily based on revenue. For the goodwill impairment tests completed during the years ended December 31, 2023, 2024 and 2025, including the interim quantitative analyses, we compare the fair values of each of our reporting units to their respective carrying amounts. The fair values of each of our reporting units were derived using the income approach, specifically the discounted cash flow method. The discounted cash flow models reflect our assumptions and considerations regarding revenue growth rates, projected gross profit margins, projected operating costs, projected EBITDA margins, projected capital expenditures, risk- adjusted discount rates, terminal period growth rates, and economic market trends. As part of the goodwill impairment test, we also consider our market capitalization in assessing the reasonableness of the combined fair values estimated for our reporting units. Goodwill impairment is measured as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the carrying amount of goodwill for that reporting unit. Year Ended December 31, 2025 The results of our quantitative goodwill impairment analysis as of October 1, 2025 indicated no impairment of goodwill. Year Ended December 31, 2024 The results of our quantitative goodwill impairment analysis as of February 29, 2024 indicated an impairment of goodwill within our Public Cloud and Private Cloud reporting units of $385.4 million and $187.8 million, respectively. We recorded these non-cash impairment charges within "Impairment of goodwill" in our Condensed Consolidated Statements of Comprehensive Loss in the first quarter of 2024. The results of our quantitative goodwill impairment analysis as of September 30, 2024 indicated an impairment of goodwill within our Public Cloud and Private Cloud reporting units of $69.2 million and $72.5 million, respectively. We recorded these non-cash impairment charges within "Impairment of goodwill" in our Condensed Consolidated Statements of Comprehensive Loss in the third quarter of 2024. Year Ended December 31, 2023 The results of our quantitative goodwill impairment analyses as of January 1, 2023 and March 31, 2023 indicated an impairment of goodwill within our Private Cloud reporting unit, and we recorded non-cash impairment charges of $270.8 million and $272.3 million, respectively, within "Impairment of goodwill" in our Condensed Consolidated Statements of Comprehensive Loss in the first quarter of 2023. The results of our quantitative goodwill impairment analysis as of September 30, 2023 indicated an impairment of goodwill within our Private Cloud reporting unit, and we recorded non-cash impairment charges of $165.7 million, within "Impairment of goodwill" in our Condensed Consolidated Statements of Comprehensive Loss in the third quarter of 2023. The results of our quantitative goodwill impairment analysis as of October 1, 2023 indicated no impairment of goodwill. See Note 6, "Goodwill and Intangible Assets" for more information. Indefinite-Lived Intangible Assets Our indefinite-lived intangible asset consists of our Rackspace trade name, which was recorded at fair value on our balance sheet at the date of the Rackspace Acquisition. Our indefinite-lived intangible asset is tested for impairment at the consolidated level. In evaluating the recoverability of the Rackspace trade name, we compare the fair value of the asset to its carrying amount to determine potential impairment. Our estimate of the fair value of the Rackspace trade name is derived using the income approach, specifically the relief-from-royalty method.

Table of Contents - 103 - Due to the factors discussed in the goodwill analyses above and prior to testing our goodwill for impairment, we performed a quantitative assessment of our indefinite-lived intangible asset as of September 30, 2023 and February 29, 2024. The quantitative assessment performed as of those dates indicated the estimated fair value of the Rackspace trade name was less than its carrying value. As a result, we recorded a $57.0 million and $20.0 million non-cash impairment charge as of September 30, 2023 and February 29, 2024, respectively. These charges are included in "Impairment of assets, net" in our Consolidated Statements of Comprehensive Loss in the third quarter of 2023 and first quarter of 2024, respectively. The quantitative assessments of our indefinite-lived intangible asset performed in conjunction with the other goodwill impairment testing dates, discussed above, did not indicate any impairment of the Rackspace trade name. The fair value determination of our reporting units and our indefinite-lived intangible asset is judgmental in nature and requires the use of significant estimates and assumptions that are sensitive to changes. Assumptions include estimation of the royalty rate for the trade name, estimation of future revenue growth rates, projected gross profit margins, projected operating costs, projected EBITDA margins, and projected capital expenditures, which are dependent on internal cash flow forecasts, estimation of the terminal growth rates and determination of risk-adjusted discount rates. As a result, there can be no assurance that the estimates and assumptions made for purposes of the quantitative indefinite-lived intangible impairment tests will prove to be an accurate prediction of future results. Examples of events or circumstances that could reasonably be expected to negatively affect the underlying key assumptions and ultimately impact the estimated fair value of our reporting units may include such items as: (i) volatility in the equity and debt markets or other macroeconomic factors, (ii) an increase in the weighted-average cost of capital due to further increases in interest rates, (iii) decrease in future cash flows due to lower than expected sales or greater than expected customer churn, or (iv) fluctuations in foreign currency exchange rates that may negatively impact our reported results of operations. Accordingly, if our current cash flow assumptions are not realized, we experience sustained declines in our stock price or market capitalization, or increases in costs of capital, it is possible that an additional impairment charge may be recorded in the future, which could be material. Business Combinations Mergers and acquisitions are accounted for using the acquisition method, in accordance with accounting guidance for business combinations. Under the acquisition method, we allocate the fair value of purchase consideration to the tangible and intangible assets ("identifiable assets") acquired and liabilities assumed based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. When determining the fair values of identifiable assets acquired and liabilities assumed, including contingent consideration when applicable, we make significant estimates and assumptions based on historical data, estimated discounted future cash flows, expected royalty rates for trade names, as well as certain other information. During the measurement period, which may be up to one year from the acquisition date, we may record adjustments to the fair value of identifiable assets acquired and liabilities assumed, with the corresponding offset to goodwill. Investments We have equity investments in entities in which we do not exercise significant influence. Investments in equity securities with readily determinable fair values are measured at fair value with changes in fair value recognized in net loss. Investments in equity securities that do not have readily determinable fair values are measured at cost less any impairments, adjusted for observable pricing changes in orderly transactions for identical or similar investments of the same issuer. We perform a qualitative assessment on these investments at each reporting period to determine whether any indicators of impairment exist. If an impairment exists, we recognize an impairment charge equal to the amount by which the carrying value exceeds the fair value of the investment. The aggregate carrying value of equity investments that do not have a readily determinable fair value was $5.1 million as of December 31, 2024 and 2025. Leases We determine if an arrangement is or contains a lease at inception. This determination depends on whether the arrangement conveys to us the right to control the use of an explicitly or implicitly identified asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to us if we obtain the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset.

Table of Contents - 104 - We classify leases with contractual terms greater than 12 months as either operating or finance. Finance leases are generally those leases that allow us to substantially utilize an asset over its estimated life. Our finance leases primarily consist of equipment and certain data center facilities. All other leases are categorized as operating leases, which primarily consist of certain data centers and office space. Our leases generally have terms ranging from 1 to 20 years for data centers, 3 to 5 years for equipment and 1 to 11 years for office space. Lease liabilities are recognized based on the present value of lease payments, reduced by lease incentives, at the lease commencement date. For finance leases, we use the rate implicit in the lease to determine the present value of lease payments where available. For operating leases, we use an incremental borrowing rate to determine the present value of lease payments as the interest rate implicit in most of our operating leases is not readily determinable. Our incremental borrowing rate is the rate of interest that we would have to pay to borrow an amount equal to the lease payments, on a collateralized basis and in a similar economic environment over a similar term. The rate is dependent on several factors, including the lease term, currency of the lease payments and the company’s credit rating. Operating and finance lease liabilities are recorded in our Consolidated Balance Sheets as current and non-current liabilities. Lease assets are recognized based on the related lease liabilities, plus any prepaid lease payments and initial direct costs from executing the leasing arrangement. Operating and finance lease assets are included in "Operating right-of-use assets" and "Property, equipment and software, net," respectively, in our Consolidated Balance Sheets. Our lease terms include the base, non-cancelable lease term, and any options to extend or terminate the lease when it is reasonably certain at commencement that we will exercise such options. Some of our data center and office space leases contain such extension and termination options. We will remeasure our lease liability and adjust the related right-of-use asset upon the occurrence of the following: lease modifications not accounted for as a separate contract; a triggering event that changes the certainty of the lessee exercising an option to renew or terminate the lease, or purchase the underlying asset; or the resolution of a contingency upon which any variable lease payments are based such that those payments become fixed. Operating lease expense is recognized on a straight-line basis over the lease term. Finance lease assets are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the lease term. The interest component of a finance lease is included in "Interest expense" and recognized using the effective interest method over the lease term. Leases with terms of less than 12 months at commencement are expensed on a straight-line basis over the lease term in accordance with the short-term lease practical expedient under ASC 842. We have also elected the practical expedient under ASC 842 to not separate lease and non-lease components within a leasing arrangement. Non-lease components primarily include payments for maintenance and utilities. We have elected to apply both of these practical expedients to all classes of underlying assets. Variable payments related to a lease are expensed as incurred. These costs often relate to payments for a proportionate share of real estate taxes, insurance, common area maintenance, and other operating costs in addition to base rent. We are the intermediate lessor in certain sublease arrangements and account for both the head lease and the associated sublease as separate operating leases. We offset rental income against head lease operating costs within "Cost of revenue" or "Selling, general and administrative expenses," depending on whether the head lease is a data center or office space lease. We are deemed a lessor in certain hosting arrangements where we have determined that the contract contains an identified asset and that control of that asset has transferred to the customer. We account for these arrangements as either sales-type or direct finance leases.

Table of Contents - 105 - Debt Issuance Costs Debt issuance costs such as underwriting, financial advisory, professional fees and other similar fees are deferred and recognized in interest expense over the estimated life of the related debt instrument using the effective interest method or the straight-line method, as applicable. Debt issuance costs related to our debt instruments are classified as a direct deduction from the carrying value of the long-term debt liability or as an asset within "Other non-current assets" on the Consolidated Balance Sheets. Financing Obligations From time to time, we enter into installment payment arrangements with certain equipment and software vendors. These arrangements are generally non-interest bearing, and require the calculation of an imputed interest rate. We also may enter into sale-leaseback arrangements for certain equipment in which we sell the assets to a third party and concurrently lease the assets back for a specified term. These arrangements generally do not qualify as asset sales because they include a purchase option that we are reasonably certain to exercise and therefore they are accounted for as failed sale-leasebacks. In addition, we lease properties that were deemed failed sale-leasebacks upon the adoption of ASC 842 due to options to purchase the underlying assets at an exercise price that is not at fair value or due to the present value of the future minimum lease payments exceeding the fair value of the underlying assets. See Note 9, "Financing Obligations" for disclosure of future minimum payments under vendor financing and failed sale-leaseback arrangements. Restructuring Activities We record restructuring activities including costs for one-time termination benefits in accordance with ASC 420. The timing of recognition for severance costs accounted for under ASC 420 depends on whether employees are required to render service until they are terminated in order to receive the termination benefits. If employees are required to render service until they are terminated in order to receive the termination benefits, a liability is recognized ratably over the future service period. Otherwise, a liability is recognized when management has committed to a restructuring plan and has communicated those actions to employees. Under ASC 420-10, we establish a liability for a cost associated with an exit or disposal activity, including severance and non-lease contract termination obligations, and other related costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.

Table of Contents - 106 - Revenue Recognition All of our revenue is from contracts with customers. We account for a contract when it has approval and commitment from all parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. We provide cloud computing to customers, which is broadly defined as the delivery of computing, storage and applications over the Internet. Cloud computing is a service transaction under which the services we provide vary on a daily basis. The totality of services provided represent a single integrated solution tailored to the customer’s specific needs. As such, our performance obligations to our customers consist of a single integrated solution delivered as a series of distinct daily services. We recognize revenue on a daily basis as services are provided in an amount that reflects the consideration to which we expect to be entitled in exchange for the services. Certain hosting contracts contain terms that require us to evaluate whether an embedded lease arrangement exists. If we determine the contract contains a lease arrangement within a multiple-element arrangement, the revenue associated with the lease component is recognized in accordance with the lease accounting standard ASC 842, whereas the revenue associated with the non-lease component is recognized in accordance with the ASC 606 revenue standard. Our usage-based arrangements generally include variable consideration components consisting of monthly utility fees with a defined price and undefined quantity. Additionally, our contracts contain service level guarantees that provide discounts when we fail to meet specific obligations and certain services may include volume discounts based on usage. As these variable consideration components consist of a single distinct daily service provided on a single performance obligation, we account for this consideration as services are provided and earned. In accordance with the series guidance within ASC 606, regarding modification to a single performance obligation, when contracts are modified to add, remove or change existing services, the modification will only affect the accounting for the remaining distinct goods and services provided. As such, our contract modifications are accounted for prospectively. A substantial amount of revenue, particularly within our Private Cloud segment, relates to fees associated with offerings that generally have a fixed term, typically from 12 to 36 months, with a monthly recurring fee based on the computing resources utilized and provided to the customer, the complexity of the underlying infrastructure, and the level of support we provide. Customers generally have the right to cancel their contracts by providing prior written notice to us of their intent to cancel the remainder of the contract term. Many of our contracts require our customers to pay early termination fees in the event they cancel a contract prior to the end of its term, typically amounting to the outstanding value of the contract. These fees are recognized as revenue in the period of contract termination as we have no further obligation to perform. Our other primary source of revenue is for services within our Public Cloud segment. Customers are generally invoiced monthly based on usage. Contracts for these arrangements typically operate on a consumption model and can be canceled at any time without penalty. We also provide customers with professional services for the design and implementation of application, security and data services. Professional service contracts are either fixed-fee or time-and- materials based. We typically consider these services to be a separate performance obligation from other integrated solutions being provided to the same customer. Our performance obligations under these arrangements are typically to provide the services on a daily basis over a period of time and therefore we recognize revenue as the services are performed. We also offer customers the flexibility to select the best combination of offerings in order to meet the requirements of their unique applications and provide the technology to seamlessly operate and manage multiple cloud computing environments. Judgment is required in assessing whether a service is distinct, including determination of whether the customer could benefit from the service on its own or in conjunction with other readily available resources and whether certain services are highly integrated into a bundle of services that represent the combined output specified by the customer. Arrangements can contain multiple performance obligations that are distinct, which are accounted for separately. Each performance obligation is recognized as services are provided based on their SSP. Judgment is required to determine the SSP for each of our distinct performance obligations. We utilize a range of prices when developing our estimates of SSP. Revenue recognition for revenue generated from arrangements in which we resell third party infrastructure bundled with our managed services, requires judgment to determine whether revenue can be recorded at the gross sales price or net of third party fees. Typically, revenue is recognized on a gross basis when it is determined that we are the principal in the relationship. We are considered the principal in the relationship when we are primarily responsible for fulfilling the contract and obtain control of the third party infrastructure before transferring it as an integral part of our performance obligation to provide services to the customer. Revenue is recognized net of third party fees when we determine that our obligation is only to facilitate the customers’ purchase of third party infrastructure. Revenue is reported net of customer credits and sales and use tax.

Table of Contents - 107 - Contract Balances Timing of revenue recognition may differ from the timing of invoicing to customers. Invoiced amounts and accrued unbilled usage are recorded in accounts receivable and either deferred revenue or revenue. Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. Our accounts receivable balance also includes unbilled amounts representing revenue recorded for usage-based services provided in the period but which are invoiced in arrears. We record an allowance for credit losses for estimated losses resulting from uncollectible receivables. When evaluating the adequacy of the allowance, we consider historical bad debt write-offs and all known facts and circumstances such as current economic conditions and trends, customer creditworthiness, and specifically identified customer risks. Our arrangements contain service level commitments with our customers. To the extent that such service levels are not achieved or are otherwise disputed, we are required to issue service credits for a portion of the service fees paid by our customers. At each reporting period, we accrue for credits which are due to customers, but not yet issued. We recognize revenue for certain fixed term contracts in which services are provided in advance of the first invoice. This revenue is recognized as a contract asset, separate from accounts receivable. A contract liability, presented as deferred revenue on our Consolidated Balance Sheets, is recognized when services are invoiced prior to being provided. Cost Incurred to Obtain and Fulfill a Contract We recognize assets for the incremental costs to obtain and fulfill a contract with a customer. Incremental costs to obtain a contract include sales commissions on the initial contract while costs to fulfill a contract include implementation and set-up related expenses. These costs are capitalized within the Consolidated Balance Sheets and are recognized as expense over the period the related services are expected to be delivered to the customer, which is approximately 30 months including expected renewals. If such period is less than 12 months, we have elected to apply the practical expedient under ASC 606 and expense costs as incurred. We include expected renewals in the period over which related services are expected to be delivered because sales commissions paid on renewals are not material and not commensurate with sales commissions paid on the initial contract. Sales commissions expense is recorded within "Selling, general and administrative expenses" and implementation and amortization of set-up costs are recorded within "Cost of revenue" in the Consolidated Statements of Comprehensive Loss. These capitalized costs are included in "Other non-current assets" in the Consolidated Balance Sheets. Cost of Revenue Cost of revenue primarily consists of expenses related to personnel, software licenses, the costs to operate our data center facilities, including depreciation expense, and infrastructure expense related to our service offerings bundled with third party clouds. Personnel expenses include the salaries, share-based compensation, non-equity incentive compensation and related expenses of our support teams and data center employees. Data center facility costs include rent, utility costs, maintenance fees, and bandwidth. Selling, General and Administrative Expenses SG&A expenses primarily consist of: (i) employee-related costs for functions such as executive management, sales and marketing, R&D, finance and accounting, human resources, information technology, and legal; (ii) costs for advertising and promoting our services and to generate customer demand; (iii) general costs such as professional fees, office facilities, software, and equipment expenses, including the related depreciation, and other overhead costs; and (iv) definite-lived intangibles amortization expense. Advertising costs are expensed in the period incurred. Advertising expense was $27.6 million, $26.4 million and $22.8 million for the years ended December 31, 2023, 2024 and 2025, respectively. R&D expense was $43.7 million, $45.4 million and $39.1 million, for the years ended December 31, 2023, 2024 and 2025, respectively.

Table of Contents - 108 - Share-Based Compensation We grant equity awards, including stock options and restricted stock, to eligible participants. Share-based compensation expense for equity awards is measured at fair value on the grant date. The fair value of stock options with either solely a service requirement or with the combination of service and performance requirements is determined using the Black-Scholes valuation model, which requires us to make assumptions and judgments about variables related to our common stock and the related awards. The fair value of restricted stock with either solely a service requirement or with the combination of service and performance requirements is based on the closing fair market value of our common stock on the date of grant. The fair value of awards with vesting conditions dependent upon market performance is determined using a Monte Carlo simulation. Share-based compensation expense is recognized over the awards requisite service period. For awards with graded vesting that are subject only to a service condition, the expense is recognized on a straight-line basis over the service period for the entire award. Expense for awards with a performance condition is recognized over our best estimate of the period over which the performance condition will be met. Forfeitures are recognized as incurred, rather than estimated. Income Taxes Income taxes are accounted for using the asset and liability method. Deferred income taxes are provided for temporary differences in recognizing certain income, expense, and credit items for financial reporting purposes and tax reporting purposes. Such deferred income taxes primarily relate to the difference between the tax bases of assets and liabilities and their financial reporting amounts. Deferred tax assets and liabilities are measured by applying enacted statutory tax rates applicable to the future years in which deferred tax assets or liabilities are expected to be settled or realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. We are periodically under certain domestic and foreign tax audits. Due to the complexity involved with certain tax matters, there is the possibility that the various taxing authorities may disagree with certain tax positions filed on our income tax returns. We have considered all relevant facts and circumstances and believe that we have made adequate provision for all uncertain tax positions. Fair Value Measurements Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy below prioritizes the inputs used in measuring fair value into three categories: Level 1 – Observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and Level 3 – Unobservable inputs that are supported by little or no market activity, which require management judgment or estimation. The fair values are therefore determined using model-based techniques, including discounted cash flow models. Financial instruments measured at fair value on a recurring basis primarily consist of money market funds and derivative instruments. The fair values of money market funds are measured using Level 1 inputs, which are based on a market approach using prices and other relevant information generated by market transactions involving identical or comparable assets. The fair values of derivative instruments are measured using Level 2 inputs. See "Derivative Instruments" below for more information on the inputs used to fair value our derivative instruments. The fair values of our long-term debt instruments are measured using Level 2 inputs. See Note 7, "Debt" for more information on the inputs used to fair value our long-term debt instruments.

Table of Contents - 109 - The fair values of acquired identifiable assets and liabilities assumed in acquisitions accounted for as business combinations are measured using Level 3 inputs. Refer to "Business Combinations" above for more information on the inputs used to fair value our identifiable assets and liabilities assumed in acquisitions. The fair values of our reporting units and indefinite-lived intangible assets are measured using Level 3 inputs. See "Goodwill and Indefinite-lived Intangible Assets" above for more information on the inputs used to fair value our reporting units and indefinite-lived intangible assets. The fair value of the convertible promissory note described in Note 2, "Customer Contracts" is classified as Level 3 in the fair value hierarchy due to the use of unobservable inputs such as the issuer's credit risk and probabilities of various settlement scenarios. Foreign Currency We have assessed the functional currency of each of our international subsidiaries and have generally designated the local currency to be their respective functional currencies. The assets and liabilities of our international subsidiaries are translated to the U.S. dollar at the end-of-period exchange rates. Capital accounts are determined to be of a permanent nature and are therefore translated using historical exchange rates. Revenue and expenses are translated using average exchange rates. Foreign currency translation adjustments arising from differences in exchange rates from period to period are recorded within "Accumulated other comprehensive income" in the Consolidated Balance Sheets. Transaction gains or losses in currencies other than the functional currency are included as a component of "Other expense, net" in the Consolidated Statements of Comprehensive Loss. We recorded transaction gains of $3.9 million, losses of $2.4 million, and losses of $1.2 million for the years ended December 31, 2023, 2024 and 2025, respectively. Derivative Instruments We utilize derivative instruments, including interest rate swap agreements, foreign currency hedging contracts and fixed price power contracts, to manage our exposure to interest rate risk, foreign currency fluctuations and commodity price risk. We only hold such instruments for economic hedging purposes, not for speculative or trading purposes. Our derivative instruments are transacted only with highly-rated institutions, which reduces our exposure to credit risk in the event of nonperformance. Interest Rate Swaps We are exposed to interest rate risk associated with fluctuations in interest rates on the floating-rate Term Loan Facility, FLSO Term Loan Facility, and FLFO Term Loan Facility. The objective in using interest rate derivatives is to manage our exposure to interest rate movements. To accomplish this objective, we have entered into interest rate swap agreements as part of our interest rate risk management strategy. Interest rate swaps involve the receipt of variable amounts from a counterparty in exchange for the company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Our interest rate swaps, excluding the portion treated as debt, are recognized at fair value in the Consolidated Balance Sheets and are valued using pricing models that rely on market observable inputs such as yield curve data, which are classified as Level 2 inputs within the fair value hierarchy.

Table of Contents - 110 - Foreign Currency Hedging Contracts The majority of our customers are invoiced, and the majority of our expenses are paid, by us or our subsidiaries in the functional currency of our company or our subsidiaries, respectively. We also have exposure to foreign currency transaction gains and losses as the result of certain receivables due from our foreign subsidiaries. As such, the results of operations and cash flows of our foreign subsidiaries are subject to fluctuations in foreign currency exchange rates. The objective of our foreign currency hedging contracts is to manage our exposure to foreign currency movements. To accomplish this objective, we may enter into foreign currency forward contracts and collars. A forward contract is an agreement to buy or sell a quantity of a currency at a predetermined future date and at a predetermined exchange rate. A collar is a strategy that uses a combination of a purchased put option and a sold call option with equal premiums to hedge a portion of anticipated cash flows, or to limit possible gains or losses on an underlying asset or liability to a specific range. The put and call options have identical notional amounts and settlement dates. These contracts are recognized at fair value in the Consolidated Balance Sheets and are valued using pricing models that rely on market observable inputs such as current exchange rates, which are classified as Level 2 inputs within the fair value hierarchy. We have not designated these contracts as cash flow hedges for accounting purposes, therefore, all changes in the fair value are recorded in "Other expense, net." As of December 31, 2024 and 2025, we do not have any outstanding foreign currency hedging contracts. Fixed Price Power Contracts We consume a large quantity of power to operate our data centers and as such are exposed to risk associated with fluctuations in the price of power. The objective of our fixed price power contracts is to manage our exposure to the price of power. The fixed price power contracts, which we enter into from time to time to manage the risk related to the uncertainty of future power prices, allow for the purchase of a set volume of power at a fixed rate. We evaluate every fixed price power contract to determine if the contract meets the definition of a derivative, which requires recognizing the contract at fair value on the Consolidated Balance Sheets with changes in the fair value recorded in the Consolidated Statements of Comprehensive Loss. If a contract is deemed to be a derivative, we also determine if it qualifies for the normal purchases and normal sales scope exception to derivative accounting, which would result in expensing electricity usage as incurred. Power contracts accounted for as derivatives are valued using pricing models that rely on market observable inputs such as current power prices, which are classified as Level 2 inputs within the fair value hierarchy. As of December 31, 2024 and 2025, we do not have any power contracts recorded at fair value on the Consolidated Balance Sheets, as we have applied the normal purchases and normal sales scope exception to derivative accounting for all fixed priced power contracts. Recent Accounting Pronouncements Recently Adopted Income Tax Disclosures In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures. ASU 2023-09 expands the existing disclosure requirements for the annual rate reconciliation between the effective tax rate and the statutory federal tax rate by requiring reconciliation items to be disaggregated by defined categories and disclosed as both percentages and amounts. The ASU also requires the disaggregation of income taxes paid by jurisdiction for each annual period presented. We have applied this guidance prospectively to our annual income tax disclosures in Note 13, "Taxes."

Table of Contents - 111 - Recently Issued Accounting Pronouncements Not Yet Adopted Disaggregation of Income Statement Expenses In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. ASU 2024-03 requires disclosure, on an annual and interim basis, of detailed information about the types of expenses included in commonly presented income statement expense captions. Specifically, the guidance requires disaggregated disclosure of specific expense categories including (a) purchases of inventory; (b) employee compensation; (c) depreciation; and (d) intangible asset amortization presented on the face of the income statement within continuing operations. The guidance also requires inclusion of certain amounts already required to be disclosed under generally accepted accounting principles, a qualitative description of remaining amounts in relevant expense captions that are not separately disaggregated quantitatively, the total amount of selling expenses, and, in annual reporting periods, an entity’s definition of selling expenses. This guidance is effective for Rackspace beginning with our 2027 Form 10-K for annual disclosures and interim disclosures beginning with the first quarter 2028 Form 10-Q, with early adoption permitted. The guidance should be applied either prospectively to financial statements issued for reporting periods after the effective date or retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the provisions of this ASU and, once adopted, will result in additional disclosures about certain expenses in the notes to our financial statements. Measurement of Credit Losses In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326) - Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 allows entities to apply a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions under ASC 606. This guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The guidance should be applied on a prospective basis. We are currently evaluating the potential impact of this ASU on our consolidated financial statements and related disclosures. Internal-Use Software In September 2025, the FASB issued ASU No. 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40) - Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 removes all references to project stages within ASC No. 350-40 and clarifies the threshold entities apply to begin capitalizing internal-use software costs, including defining the “probable-to-complete” recognition threshold. The guidance also specifies that the disclosures under ASC No. 360-10, Property, Plant, and Equipment - Overall, apply to capitalized software costs accounted for under ASC No. 350-40, regardless of how those costs are presented in the financial statements. This guidance is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods, with early adoption permitted. The guidance may be applied on a prospective, retrospective, or modified transition basis. We are currently evaluating the potential impact of this ASU on our consolidated financial statements and related disclosures. Hedge Accounting Improvements In November 2025, the FASB issued ASU No. 2025-09, Derivatives and Hedging (Topic 815) – Hedge Accounting Improvements to clarify certain aspects of existing hedge accounting guidance and to more closely align hedge accounting with the economics of an entity’s risk management activities. ASU 2025-09 specifically addresses five issues that are intended to better enable entities to achieve and maintain hedge accounting for highly effective economic hedges. The issues addressed are (1) Similar Risk Assessment for Cash Flow Hedges; (2) Hedging Forecasted Interest Payments on Choose- Your-Rate Debt Instruments; (3) Cash Flow Hedges of Nonfinancial Forecasted Transactions; (4) Net Written Options as Hedging Instruments; and (5) Foreign-Currency-Denominated Debt Instrument as Hedging Instrument and Hedged Item (Dual Hedge). This guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The guidance should be applied on a prospective basis for all hedging relationships. Upon adoption, entities are permitted to modify certain critical terms of certain existing hedging relationships without de-designating the hedge. We are currently evaluating the potential impact of this ASU on our consolidated financial statements and related disclosures.

Table of Contents - 112 - Interim Reporting In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270) – Narrow-Scope Improvements to provide clarity on the current interim reporting requirements and the applicability of Topic 270. ASU 2025-11 includes lists of interim disclosures required by all other codification topics and establishes a principle under which an entity must disclose events since the end of the last annual reporting period that have a material impact on the entity. The amendment is not intended to change the fundamental nature of interim reporting or expand or reduce current interim disclosure requirements. This guidance is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The guidance can be applied prospectively or retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the potential impact of this ASU on our condensed consolidated financial statements and related disclosures included in our interim reports.

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2. Customer Contracts

The following table presents the balances related to customer contracts:

(In millions)	Consolidated Balance Sheets Account	December 31, 2023	December 31, 2024	December 31, 2025
Accounts receivable, net	Accounts receivable, net (1)	$ 339.7	$ 298.8	$ 266.5
Current portion of contract assets	Other current assets	$ 10.7	$ 6.2	$ 3.8
Non-current portion of contract assets	Other non-current assets	$ 8.6	$ 6.4	$ 3.5
Current portion of deferred revenue	Deferred revenue	$ 78.8	$ 84.2	$ 94.6
Non-current portion of deferred revenue	Other non-current liabilities	$ 5.3	$ 2.0	$ 2.6

(1) Allowance for credit losses and accrued customer credits was $20.1 million, $27.0 million and $12.2 million as of December 31, 2023, 2024 and 2025, respectively.

The following table sets forth the changes in the allowance for credit losses during the years ended December 31, 2023, 2024 and 2025:

(In millions)	Beginning Balance	Additions (1)	Write-offs of Accounts Receivables, Net of Recoveries	Ending Balance
For the years ending December 31,				
2023	$ 18.4	$ 9.2	$ (13.4)	$ 14.2
2024	$ 14.2	$ 18.3	$ (12.6)	$ 19.9
2025	$ 19.9	$ 11.2	$ (21.0)	$ 10.1

(1) Additions to the allowance for credit losses are charged to bad debt within "Selling, general and administrative expenses."

Amounts recognized in revenue for the years ended December 31, 2023, 2024 and 2025, which were included in deferred revenue as of the beginning of each period totaled $80.9 million, $78.8 million and $84.2 million, respectively.

Cost Incurred to Obtain and Fulfill a Contract

As of December 31, 2024 and 2025, the balances of capitalized costs to obtain a contract were $38.6 million and $30.8 million, respectively, and the balances of capitalized costs to fulfill a contract were $13.7 million and $16.3 million, respectively. These capitalized costs are included in "Other non-current assets" on the Consolidated Balance Sheets.

Amortization of capitalized sales commissions and implementation costs were as follows:

	Year Ended December 31,		
(In millions)	2023	2024	2025
Amortization of capitalized sales commissions	$ 38.1	$ 29.4	$ 25.3
Amortization of capitalized implementation costs	$ 13.0	$ 9.6	$ 9.7

Remaining Performance Obligations

As of December 31, 2025, the aggregate amount of transaction price allocated to remaining performance obligations was $585.0 million, of which approximately 49% is expected to be recognized as revenue during 2026 and the remainder thereafter. These remaining performance obligations primarily relate to our fixed-term arrangements. The aggregate amount of transaction price excludes variable consideration related to our usage-based arrangements for which we recognize revenue based on the right to invoice for the services performed.

The E.U. Data Act became effective in September 2025 and establishes new requirements related to cloud service switching rights and limits on early termination fees. These provisions will require modifications to our existing E.U. contract terms. We are currently assessing which of our contracts are subject to these requirements. As of December 31, 2025, our existing contractual terms were in place and provide the basis for the remaining performance obligations disclosed above. We expect to revise our contractual terms to comply with the E.U. Data Act in 2026 which could reduce the amount of remaining performance obligations disclosed in future periods.

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Table of Contents - 114 - Convertible Promissory Note On September 27, 2022, we entered into a convertible note purchase agreement with a private company that is also a customer and a vendor. Pursuant to the purchase agreement, we purchased an unsecured convertible promissory note (the "Note") in an aggregate principal amount of $15.0 million. The Note accrues simple interest at a rate of 6% per annum and matures on September 27, 2027, unless earlier converted per the terms of the agreement. Principal and accrued interest are due and payable on the maturity date. We have elected to apply the fair value option under ASC No. 825, Financial Instruments, to account for the Note. As of December 31, 2024 and 2025, the fair value of the Note was $15.0 million and $17.1 million, respectively, and is included in "Other non-current assets" on our Consolidated Balance Sheets. The increase in the fair value of the Note is included in “Other expense, net” in the Consolidated Statements of Comprehensive Loss.

Table of Contents - 115 - 3. Sale of Receivables On September 29, 2023 (the “Closing Date”), Rackspace US and Rackspace Receivables II, LLC, a bankruptcy- remote SPV, each an indirect subsidiary of the company, entered into the Receivables Purchase Facility with PNC and other parties thereto. On February 12, 2024, the Receivables Purchase Facility was amended to include certain international subsidiaries of the company as parties to the agreement. Under the Receivables Purchase Facility, certain indirect wholly-owned subsidiaries of the company have sold and/or contributed, and may continue to sell and/or contribute on a revolving basis, their current and future accounts receivable to the SPVs, which, in turn, will sell and transfer, and may continue to sell and transfer, certain of the accounts receivable to PNC in exchange for cash. The Receivables Purchase Facility will terminate on September 29, 2026 unless earlier terminated in accordance with its terms and the SPV can sell accounts receivable based upon the face amount of eligible receivables in the collateral pool up to an aggregate maximum limit of $300.0 million. The purpose of this arrangement is to enhance the company's financial flexibility by providing additional liquidity. The Receivables Purchase Facility is subject to yield charges based upon a rate as specified in the agreement. The SPV is also required to pay certain customary fees on a monthly basis in addition to an upfront fee and a commitment fee. The Receivables Purchase Facility contains certain customary termination events, as well as customary representations and warranties, affirmative and negative covenants, indemnification provisions, and events of default, including those providing for the acceleration of amounts owed by the SPV to PNC upon the occurrence of certain events. The transfers of accounts receivable to PNC are accounted for as sales in accordance with ASC 860 because effective control and risk associated with the transferred accounts receivable is passed to PNC. As these transfers represent true sales, we derecognize the sold accounts receivable from our Consolidated Balance Sheets. Cash proceeds related to the accounts receivable sold are included in cash from operating activities in the Consolidated Statements of Cash Flows. Yield charges and fees recorded in connection with the sales are recorded within “Other expense, net” in the Consolidated Statements of Comprehensive Loss. The company maintains continuing involvement with the sold accounts receivable by providing collection services in exchange for a servicing fee. Servicing fees are immaterial and no servicing asset or liability has been recognized. The company may incur a recourse obligation on the sold accounts receivable in limited circumstances. Separate accruals have been established for recourse obligations and are immaterial as of December 31, 2024 and 2025. Cash collected on pledged accounts receivable, which have not been sold, are included in cash from operating activities in the Consolidated Statements of Cash Flows. In connection with accounts receivable sold during 2023, 2024 and 2025, we recorded $10.6 million, $21.5 million and $20.7 million of expense, respectively, within “Other expense, net” in the Consolidated Statements of Comprehensive Loss. This expense consisted of $6.0 million, $20.5 million and $20.7 million of yield charges and fees in 2023, 2024 and 2025, respectively, and $4.6 million and $1.0 million of upfront transaction costs associated with the execution of the agreement in 2023 and 2024, respectively. The outstanding portfolio of sold accounts receivable derecognized from our Consolidated Balance Sheet as of December 31, 2024 and 2025 was $218.7 million and $253.8 million, respectively. The SPVs hold unsold accounts receivable of $62.2 million as of December 31, 2025 that are pledged as collateral to PNC.

Table of Contents - 116 - 4. Net Loss Per Share Basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is calculated based on the weighted average number of shares of common stock plus the dilutive effect of potential common share equivalents outstanding during the period as determined under the treasury stock method. The following table sets forth the computation of basic and diluted net loss per share: Year Ended December 31, (In millions, except per share data) 2023 2024 2025 Basic and diluted net loss per share: Net loss attributable to common stockholders $ (837.8) $ (858.2) $ (225.8) Weighted average shares outstanding: Common stock 215.3 224.8 238.7 Number of shares used in per share computations 215.3 224.8 238.7 Net loss per share $ (3.89) $ (3.82) $ (0.95) Potential common share equivalents consist of shares issuable upon the exercise of stock options, vesting of restricted stock or purchase under the ESPP, as well as contingent shares associated with our acquisition of Datapipe. Since we were in a net loss position for all periods presented, basic net loss per share is the same as diluted net loss per share for all periods as the inclusion of all potential common shares outstanding would have been anti-dilutive. We excluded 38.6 million, 28.9 million and 26.0 million potential common shares from the computation of dilutive loss per share for the years ended December 31, 2023, 2024 and 2025, respectively, because the effect would have been anti-dilutive.

Table of Contents - 117 - 5. Property, Equipment and Software, net Property, equipment and software, net, consisted of the following: (In millions) December 31, 2024 December 31, 2025 Computers and equipment $ 1,142.9 $ 1,114.5 Software 448.1 428.6 Furniture and fixtures 10.2 7.3 Buildings and leasehold improvements 409.7 416.6 Property, equipment and software, at cost 2,010.9 1,967.0 Less: Accumulated depreciation (1,420.7) (1,377.7) Work in process 10.8 7.0 Property, equipment and software, net $ 601.0 $ 596.3 As of December 31, 2022, our former corporate headquarters located in Windcrest, Texas met the criteria to be classified as held for sale under GAAP and had an estimated fair value, less estimated cost to sell, of $12.1 million. In July 2023, we entered into a purchase and sale agreement with a potential buyer of the property for $21.5 million. Under held for sale accounting, the carrying amount of the property held for sale should be remeasured each reporting period for changes in fair value less cost to sell. As such, we increased the property’s estimated fair value, less estimated cost to sell, to $20.7 million as of September 30, 2023, resulting in an $8.6 million gain, which is included in "Impairment of assets, net" in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2023. In December 2023, we entered into an amendment to the purchase and sale agreement originally executed in July 2023. This amendment lowered the original purchase price of $21.5 million to $17.5 million. As such, we reduced the property’s estimated fair value, less estimated cost to sell, to $16.9 million as of December 31, 2023, resulting in a $3.8 million loss, which is included in "Impairment of assets, net" in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2023. In March 2024, we completed the sale of the property. The property’s estimated fair value, less estimated cost to sell prior to the sale was $16.9 million and we received cash proceeds of $17.5 million, less brokerage and professional fees of $0.6 million, resulting in net cash proceeds of $16.9 million. In connection with the completion of the sale, we paid a $9.0 million early termination fee to certain local governments related to our termination of the MEIA associated with the property. This amount is included in “Selling, general and administrative expenses” in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2024. Depreciation expense related to property, equipment and software was $208.7 million, $141.3 million and $151.4 million for the years ended December 31, 2023, 2024 and 2025, respectively. Included in the balance of property, equipment and software as of December 31, 2024 and 2025 are assets recorded under finance leases. See Note 8, "Leases" for a discussion of the lease arrangements and the amounts within property, equipment and software as of December 31, 2024 and 2025.

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6. Goodwill and Intangible Assets

The following table sets forth the changes in the carrying amounts of goodwill by reportable segment during the years ended December 31, 2024 and 2025.

(In millions)	Public Cloud	Private Cloud	Total
Gross goodwill as of December 31, 2023	$ 597.7	$ 1,563.5	$ 2,161.2
Less: Accumulated impairment charges	—	(708.8)	(708.8)
Goodwill, net as of December 31, 2023	597.7	854.7	1,452.4
Impairment of goodwill	(454.6)	(260.3)	(714.9)
Foreign currency translation	(1.5)	(0.3)	(1.8)
Goodwill, net as of December 31, 2024	$ 141.6	$ 594.1	$ 735.7
Gross goodwill as of December 31, 2024	$ 596.2	$ 1,563.2	$ 2,159.4
Less: Accumulated impairment charges	(454.6)	(969.1)	(1,423.7)
Goodwill, net as of December 31, 2024	141.6	594.1	735.7
Foreign currency translation	1.3	3.1	4.4
Goodwill, net as of December 31, 2025	$ 142.9	$ 597.2	$ 740.1
Gross goodwill as of December 31, 2025	$ 597.5	$ 1,566.3	$ 2,163.8
Less: impairment charges (1)	(454.6)	(969.1)	(1,423.7)
Goodwill, net as of December 31, 2025	$ 142.9	$ 597.2	$ 740.1

(1) On a consolidated basis, gross and net goodwill as of December 31, 2025 was $3,045.7 million and $740.1 million, respectively. Accumulated impairment charges on a consolidated basis was $2,305.6 million as of December 31, 2025.

Management exercised significant judgment related to the determination of the fair value of each reporting unit. The fair value of each reporting unit was estimated using the discounted cash flow method. The discounted cash flow methodology requires significant judgment, including estimation of our assumptions and considerations regarding (i) the estimation of future revenue growth rates, projected gross profit margins, projected operating costs, projected EBITDA margins, and projected capital expenditures, which are dependent on internal cash flow forecasts; (ii) estimation of the terminal growth rates; and (iii) determination of the risk-adjusted discount rates. Changes in these estimates and assumptions could materially affect the fair value of the reporting unit, potentially resulting in an impairment charge.

During the fourth quarter of 2025, we performed our annual goodwill impairment test as of October 1, 2025 and the results of our test did not indicate any impairment of goodwill.

During the first quarter of 2024, we performed an interim quantitative assessment of our reporting units as of February 29, 2024. The results of this goodwill impairment analysis indicated an impairment of goodwill within our Public Cloud and Private Cloud reporting units of $385.4 million and $187.8 million, respectively, and we recorded a non-cash impairment charge in the first quarter of 2024.

During the third quarter of 2024, we performed an interim quantitative assessment of our reporting units as of September 30, 2024. The results of this goodwill impairment analysis indicated an impairment of goodwill within our Public Cloud and Private Cloud reporting units of $69.2 million and $72.5 million, respectively, and we recorded a non-cash impairment charge in the third quarter of 2024.

During the fourth quarter of 2024, we performed our annual goodwill impairment test as of October 1, 2024 and the results of our test did not indicate any further impairment of goodwill.

Due to the change in our segment reporting as a result of the business reorganization as of January 1, 2023, we completed a quantitative goodwill impairment analysis as of January 1, 2023, subsequent to the aforementioned change. The results of the quantitative goodwill impairment analysis indicated an impairment within our Private Cloud reporting unit, and we recorded a non-cash impairment charge of $270.8 million in the first quarter of 2023.

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Table of Contents

During the first quarter of 2023, we performed an interim quantitative assessment of our reporting units as of March 31, 2023. The results of our interim quantitative goodwill impairment analysis performed as of March 31, 2023 indicated an impairment of goodwill within our Private Cloud reporting unit, and we recorded an additional non-cash impairment charge of $272.3 million in the first quarter of 2023. The impairment was driven by the company's most recent cash flow projections as revised in the first quarter of 2023 which reflected current market conditions and current trends in business performance, including slower than anticipated actualization of bookings.

During the third quarter of 2023, we performed an interim quantitative assessment of our reporting units as of September 30, 2023. The results of our interim quantitative goodwill impairment analysis performed as of September 30, 2023 indicated an impairment of goodwill within our Private Cloud reporting unit, and we recorded a non-cash impairment charge of $165.7 million in the third quarter of 2023. The impairment was driven by the company's cash flow projections as revised in the third quarter of 2023 to reflect current market conditions and business mix shifts.

As of October 1, 2023, we reassessed our reporting units and combined our Private Cloud and OpenStack Public Cloud reporting units into a new Private Cloud reporting unit. We completed a quantitative goodwill impairment analysis as of October 1, 2023, subsequent to the aforementioned change. The results of the quantitative goodwill impairment analysis indicated no impairment to goodwill.

See Note 1, "Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies," for additional discussion of the goodwill impairment charges recorded during the years ended December 31, 2023 and 2024.

The following table provides information regarding our intangible assets other than goodwill:

	December 31, 2024			December 31, 2025		
(In millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$ 1,930.6	$ (1,226.2)	$ 704.4	$ 1,935.4	$ (1,377.6)	$ 557.8
Other	27.1	(26.8)	0.3	26.7	(26.2)	0.5
Total definite-lived intangible assets	1,957.7	(1,253.0)	704.7	1,962.1	(1,403.8)	558.3
Trade name (indefinite-lived)	140.0	—	140.0	140.0	—	140.0
Total intangible assets other than goodwill	$ 2,097.7	$ (1,253.0)	$ 844.7	$ 2,102.1	$ (1,403.8)	$ 698.3

During the years ended December 31, 2023 and 2024 we recognized impairment charges of $57.0 million and $20.0 million, respectively, related to our trade name indefinite-lived intangible asset. These impairment charges are recorded in “Impairment of assets, net” in our Consolidated Statements of Comprehensive Loss.

For additional information, see the discussion of our impairment charges in Note 1, "Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies."

Amortization expense related to intangibles was $161.0 million, $154.1 million and $146.9 million for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2025, amortization of intangible assets for the next five years and thereafter is expected to be as follows:

(In millions)	Intangible Assets
Year ending:	
2026	$ 124.4
2027	117.3
2028	117.3
2029	111.2
2030	84.6
Thereafter	3.5
Total	$ 558.3

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Table of Contents

7. Debt

Debt consisted of the following:

(In millions, except %)		December 31, 2024		December 31, 2025	
Debt Instrument	Maturity Date	Interest Rate (1)	Amount	Interest Rate (1)	Amount
FLSO Term Loan Facility	May 15, 2028	7.35%	$ 1,626.8	6.61%	$ 1,610.0
FLFO Term Loan Facility	May 15, 2028	10.85%	272.9	10.11%	270.2
Term Loan Facility	February 15, 2028	7.35%	61.8	6.60%	61.1
New Revolving Credit Facility	May 15, 2028	—%	—	6.73%	60.0
3.50% FLSO Senior Secured Notes	May 15, 2028	3.50%	318.6	3.50%	318.6
3.50% Senior Secured Notes	February 15, 2028	3.50%	43.9	3.50%	43.9
5.375% Senior Notes	December 1, 2028	5.375%	125.4	5.375%	125.4
Total principal amount outstanding			2,449.4		2,489.2
Unamortized debt issuance costs, debt premium, and debt discount			336.2		256.8
Total debt			2,785.6		2,746.0
Less: current portion of debt			(29.2)		(27.3)
Debt, excluding current portion			$ 2,756.4		$ 2,718.7

(1) Contractual interest rate as of each respective balance sheet date. The New Revolving Credit Facility interest rate is the weighted average interest rate of borrowings outstanding as of the balance sheet date.

March 2024 Refinancing Transactions

Private Exchange

On March 12, 2024, we (together with certain of our subsidiaries) closed a private debt exchange (the "Private Exchange") with (i) holders of the 3.50% Senior Secured Notes (the "Existing Secured Notes") issued by Rackspace Technology Global (the "Existing Borrower") representing more than 64% of the aggregate principal amount outstanding of the Existing Secured Notes as of December 31, 2023, and (ii) lenders representing more than 72% of the aggregate principal amount of the outstanding term loan facility under the First Lien Credit Agreement (the "Existing Term Loans") as of December 31, 2023.

Pursuant to the Private Exchange, (i) $331.4 million aggregate principal amount of Existing Secured Notes and $1,588.8 million aggregate principal amount of the Existing Term Loans were exchanged or purchased for cancellation and (ii) $267.3 million aggregate principal amount of the 3.50% FLSO Senior Secured Notes and $1,312.0 million aggregate principal amount of the FLSO Term Loan Facility were issued by Rackspace Finance, a new subsidiary of the company (the "New Borrower").

In addition, the New Borrower issued $275.0 million aggregate principal amount of the FLFO Term Loan Facility and we repurchased and cancelled $69.3 million aggregate principal amount of the 5.375% Senior Notes.

See "*New Debt Instruments*" below for additional discussion of the new 3.50% FLSO Senior Secured Notes, FLSO Term Loan Facility, and FLFO Term Loan Facility.

Public Exchanges

On March 13, 2024, we launched an offer to all of the holders of the Existing Borrower's remaining Existing Term Loans (the "Public Term Loan Exchange"). On March 26, 2024, we closed the Public Term Loan Exchange, pursuant to which (i) $529.9 million aggregate principal amount of the Existing Term Loans were exchanged or purchased for cancellation and (ii) $375.1 million aggregate principal amount of FLSO Term Loans was issued by the New Borrower.

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Table of Contents - 122 - On March 14, 2024, we launched an offer to all of the holders of the Existing Borrower’s remaining Existing Secured Notes (the “Public Note Exchange”). On April 16, 2024, we completed the Public Note Exchange, pursuant to which (i) $138.4 million aggregate principal amount of Existing Secured Notes were exchanged or purchased for cancellation and (ii) $96.9 million aggregate principal amount of 3.50% FLSO Senior Secured Notes were issued by the New Borrower. New Revolving Credit Facility On March 12, 2024, the New Borrower also established the New Revolving Credit Facility with commitments in an aggregate principal amount of $375.0 million. All revolving lenders under the Prior Revolving Credit Facility exchanged their revolving loan commitments for commitments in respect of the New Revolving Credit Facility, which replaces in full the Prior Revolving Credit Facility. The New Revolving Credit Facility matures on May 15, 2028. See “New Debt Instruments” below for additional discussion of the New Revolving Credit Facility. We refer to the Private Exchange, the Public Term Loan Exchange, the Public Note Exchange and the entry into the New Revolving Credit Facility, collectively, as the “March 2024 Refinancing Transactions.” Accounting Impacts We performed an assessment of the March 2024 Refinancing Transactions and determined it met the criteria to be accounted for as a troubled debt restructuring under ASC No. 470-60, Troubled Debt Restructurings by Debtors. For each series of the Existing Debt Instruments exchanged, the undiscounted cash flows associated with the New Debt Instruments issued were compared to the carrying value of the Existing Debt Instruments exchanged for such New Debt Instruments and the applicable exchange was accounted for as follows: (i) to the extent the undiscounted cash flows of the New Debt Instruments in question were lower than the carrying value of the applicable Existing Debt Instruments exchanged, the carrying value of the applicable New Debt Instruments was established at the total of these undiscounted cash flows, with a gain recorded for the remaining difference between this value and the carrying value of the applicable Existing Debt Instruments (as such, no interest expense will be recorded for the applicable 3.50% FLSO Senior Secured Notes prospectively) and (ii) to the extent the undiscounted cash flows of the New Debt Instruments in question exceeded the carrying value of the applicable Existing Debt Instruments exchanged, the carrying value of the applicable New Debt Instruments was established at the carrying value of the applicable Existing Debt Instruments and the company established new effective interest rates based on the carrying value of the applicable Existing Term Loans prior to the March 2024 Refinancing Transactions. The difference between the principal amount of the 3.50% FLSO Senior Secured Notes and the carrying value was recorded as a premium and is included in long-term debt on our Consolidated Balance Sheets. The premium recorded on the 3.50% FLSO Senior Secured Notes was $39.1 million, which will be reduced as contractual interest payments are made on the 3.50% FLSO Senior Secured Notes. In connection with the March 2024 Refinancing Transactions, we recorded a gain in the first quarter of 2024 of $56.7 million after deducting third-party costs and lender fees incurred. The gain is included in "Gain on debt extinguishment, net of debt modification costs" in our Consolidated Statements of Comprehensive Loss. We incurred third party fees of $28.4 million. The March 2024 Refinancing Transactions were completed in April 2024 with the closing of the Public Note Exchange. In connection with the Public Note Exchange, we recorded a $23.3 million gain, after deducting $3.3 million of third-party fees, in the second quarter of 2024. The gain is included in "Gain on debt extinguishment, net of debt modification costs" in our Consolidated Statements of Comprehensive Loss. New Debt Instruments New Senior Facilities On March 12, 2024, Rackspace Finance Holdings, the New Borrower, the lenders and issuing banks party thereto and Citi, as the administrative agent and collateral agent, entered into the New First Lien Credit Agreement.

Table of Contents - 123 - FLSO Term Loan Facility The New Borrower issued the FLSO Term Loan Facility in an aggregate principal amount of $1,687.2 million. The FLSO Term Loan Facility matures on May 15, 2028. Borrowings under the FLSO Term Loan Facility bear interest at an annual rate equal to Term SOFR equal to the forward-looking term rate, based on the secured overnight financing rate as administered by the Federal Reserve Bank of New York, for the interest period relevant to such borrowing, plus a credit spread adjustment of 0.11% for an interest period of one-month’s duration, 0.26% for an interest period of three-month duration, and 0.43% for an interest period of six-month duration, subject to a 0.75% floor, plus an applicable margin of 2.75%. As of December 31, 2025, the contractual interest rate on the FLSO Term Loan Facility was 6.61%. We are required to make quarterly principal payments of $4.2 million. See Note 14, “Derivatives,” for information on interest rate swap agreements we utilize to manage the interest rate risk on the FLSO Term Loan Facility. Affiliates of Apollo are FLSO Term Loan Facility lenders under the New First Lien Credit Agreement. As of December 31, 2025, the outstanding principal amount of the FLSO Term Loan Facility was $1,610.0 million, of which $79.7 million, or 4.9%, is due to Apollo affiliates. On or after September 12, 2025, the New Borrower may prepay some or all of the FLSO Term Loan Facility, together with accrued and unpaid interest, without prepayment premium or penalty. During the year ended December 31, 2024, the New Borrower repurchased and surrendered for cancellation $43.4 million principal amount of the FLSO Term Loan Facility for $20.6 million. In connection with these repurchases, we recorded a gain, included in "Gain on debt extinguishment, net of debt modification costs", of $32.1 million in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2024, which includes $9.0 million of unamortized debt issuance costs and debt premium write-offs. The fair value of the FLSO Term Loan Facility as of December 31, 2025 was $595.7 million, based on quoted market prices for identical assets that are traded in over-the-counter secondary markets that are not considered active. The fair value of the FLSO Term Loan Facility is classified as Level 2 within the fair value hierarchy. The New Borrower is the borrower and all obligations under the FLSO Term Loan Facility are guaranteed on a senior secured basis, jointly and severally, by Rackspace Finance Holdings on a limited-recourse basis and by certain of the New Borrower’s subsidiaries (the “Subsidiary Guarantors”). The obligations under the FLSO Term Loan Facility are secured by a pledge of the New Borrower’s capital stock directly held by Rackspace Finance Holdings and substantially all of the New Borrower’s and the Subsidiary Guarantors’ assets, subject to exceptions. The FLSO Term Loan Facility contains certain customary affirmative covenants, negative covenants, and events of default.

Table of Contents - 124 - FLFO Term Loan Facility The New Borrower issued the FLFO Term Loan Facility in an initial aggregate principal amount of $275.0 million. The FLFO Term Loan Facility matures on May 15, 2028. Borrowings under the FLFO Term Loan Facility bear interest at an annual rate equal to Term SOFR equal to the forward-looking term rate, based on the secured overnight financing rate as administered by the Federal Reserve Bank of New York, for the interest period relevant to such borrowing, plus a credit spread adjustment of 0.11% for an interest period of one-month’s duration, 0.26% for an interest period of three-months’ duration, and 0.43% for an interest period of six-months’ duration, subject to a 0.75% floor, plus an applicable margin of 6.25% and were issued with 1.00% of original issue discount. As of December 31, 2025, the contractual interest rate on the FLFO Term Loan Facility was 10.11%. We are required to make quarterly principal payments of $0.7 million. See Note 14, “Derivatives,” for information on interest rate swap agreements we utilize to manage the interest rate risk on the FLFO Term Loan Facility. On or after September 12, 2025 but prior to September 12, 2027, the New Borrower may prepay some or all of the FLFO Term Loan Facility, together with accrued and unpaid interest, subject to a prepayment fee equal to (x) 3.00% of the principal amount of the FLFO Term Loan Facility so prepaid prior to September 12, 2026 and (y) 1.00% of the principal amount of the FLFO Term Loan Facility so prepaid on or after September 12, 2026 but prior to September 12, 2027. On or after September 12, 2027, the New Borrower may prepay some or all of the FLFO Term Loan Facility, together with accrued and unpaid interest, without prepayment premium or penalty. The fair value of the FLFO Term Loan Facility as of December 31, 2025 was $277.0 million, based on quoted market prices for identical assets that are traded in over-the-counter secondary markets that are not considered active. The fair value of the FLFO Term Loan Facility is classified as Level 2 within the fair value hierarchy. The New Borrower is the borrower and all obligations under the FLFO Term Loan Facility are guaranteed on a senior secured basis, jointly and severally, by Rackspace Finance Holdings on a limited-recourse basis and by the Subsidiary Guarantors. The obligations under the FLFO Term Loan Facility are secured by the same collateral that secures the FLSO Term Loan Facility, the New Revolving Credit Facility and the 3.50% FLSO Senior Secured Notes. The FLFO Term Loan Facility contains certain customary affirmative covenants, negative covenants, and events of default. New Revolving Credit Facility

Table of Contents - 125 - The New Borrower established the New Revolving Credit Facility in an aggregate principal amount of $375.0 million of commitments. The New Revolving Credit Facility matures on May 15, 2028 and bears interest at an annual rate equal to Term SOFR equal to the forward-looking term rate, based on the secured overnight financing rate as administered by the Federal Reserve Bank of New York, for the interest period relevant to such borrowing, subject to a 1.00% floor, plus an applicable margin of initially 3.00%. After June 30, 2024, the applicable margin became subject to a net first lien leverage- based pricing grid as set forth in the New First Lien Credit Agreement. In addition to paying interest on the outstanding principal under the New Revolving Credit Facility, the New Borrower is required to pay a commitment fee equal to initially 0.50% per annum to the lenders under the New Revolving Credit Facility in respect of the unutilized commitments thereunder. After June 30, 2024, the commitment fee became subject to a net first lien leverage-based pricing grid as set forth in the New First Lien Credit Agreement. The New Borrower may prepay loans incurred under the New Revolving Credit Facility, together with accrued and unpaid interest, without prepayment premium or penalty. The New Borrower is the borrower and all obligations under the New Revolving Credit Facility are guaranteed on a senior secured basis, jointly and severally, by Rackspace Finance Holdings on a limited-recourse basis and by the Subsidiary Guarantors. The obligations under the New Revolving Credit Facility are secured by the same collateral that secures the FLSO Term Loan Facility, the FLFO Term Loan Facility and the 3.50% FLSO Senior Secured Notes. The New Revolving Credit Facility contains certain customary affirmative covenants, negative covenants, and events of default. In addition, the New Revolving Credit Facility contains a financial covenant which limits the super-priority net senior secured leverage ratio to a maximum of 5.00 to 1.00; however, this covenant is only applicable and tested if the aggregate amount of outstanding borrowings under the New Revolving Credit Facility and letters of credit issued thereunder (excluding $25.0 million of undrawn letters of credit and cash collateralized letters of credit) as of the last day of a fiscal quarter is greater than 35% of the New Revolving Credit Facility commitments as of the last day of such fiscal quarter. During the year ended December 31, 2025, we borrowed $155.0 million and repaid $95.0 million on the New Revolving Credit Facility. As of December 31, 2025, we had total commitments of $375.0 million, $60.0 million of outstanding borrowings under the New Revolving Credit Facility, and $23.5 million of letters of credit issued thereunder. As such, as of December 31, 2025, we had $291.5 million of available commitments remaining. As of December 31, 2025, we were in compliance with all covenants under the New Senior Facilities. 3.50% FLSO Senior Secured Notes due 2028 On March 12, 2024, the New Borrower issued $267.3 million initial aggregate principal amount of the 3.50% FLSO Senior Secured Notes. On April 2, 2024 and April 16, 2024, the New Borrower issued additional 3.50% FLSO Senior Secured Notes in an aggregate principal amount of $93.3 million and $3.6 million, respectively. The 3.50% FLSO Senior Secured Notes will mature on May 15, 2028 and bear interest at an annual fixed rate of 3.50%. Interest is payable semiannually on each February 15 and August 15. The 3.50% FLSO Senior Secured Notes are not subject to registration rights. The New Borrower is the borrower and all obligations under the 3.50% FLSO Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by Rackspace Finance Holdings on a limited-recourse basis and by the Subsidiary Guarantors. The obligations under the 3.50% FLSO Senior Secured Notes are secured by the same collateral that secures the FLSO Term Loan Facility, the FLFO Term Loan Facility and the New Revolving Credit Facility. Commencing September 12, 2025, the New Borrower may redeem the 3.50% FLSO Senior Secured Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the 3.50% FLSO Senior Secured Notes redeemed, plus accrued and unpaid interest, if any, to but excluding the redemption date. During the year ended December 31, 2024, the New Borrower repurchased and surrendered for cancellation $45.7 million principal amount of the 3.50% FLSO Senior Secured Notes for $19.3 million, including accrued interest of $0.4 million. In connection with these repurchases, we recorded a gain, included in "Gain on debt extinguishment, net of debt modification costs", of $33.0 million, in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2024, which includes $6.3 million of unamortized debt issuance costs and debt premium write-offs.

Table of Contents - 126 - The 3.50% FLSO Senior Secured Notes Indenture contains covenants that, among other things, limit our ability to incur certain additional debt, incur certain liens securing debt, pay certain dividends or make other restricted payments, make certain investments, make certain asset sales and enter into certain transactions with affiliates. These covenants are subject to a number of exceptions, limitations, and qualifications as set forth in the 3.50% FLSO Senior Secured Notes Indenture. Additionally, upon the occurrence of a change of control (as defined in the 3.50% FLSO Senior Secured Notes Indenture), we will be required to make an offer to repurchase all of the outstanding 3.50% FLSO Senior Secured Notes at a price in cash equal to 101.000% of the aggregate principal amount, plus accrued and unpaid interest, if any, to, but not including the purchase date. The 3.50% FLSO Senior Secured Notes Indenture also contains customary events of default. As of December 31, 2025, we were in compliance with all covenants under the 3.50% FLSO Senior Secured Notes Indenture. The fair value of the 3.50% FLSO Senior Secured Notes as of December 31, 2025 was $117.0 million based on quoted market prices for identical assets that are traded in over-the-counter secondary markets that are not considered active. The fair value of the 3.50% FLSO Senior Secured Notes is classified as Level 2 within the fair value hierarchy.

Table of Contents - 127 - Existing Debt Instruments Senior Facilities The Senior Facilities include the Term Loan Facility and the Prior Revolving Credit Facility, and is governed by the First Lien Credit Agreement with Wilmington Trust, National Association as the administrative agent. On February 9, 2021, we amended and restated the First Lien Credit Agreement, which included a new seven-year $2,300.0 million senior secured first lien term loan facility due on February 15, 2028 and the prior $375.0 million Revolving Credit Facility. On April 26, 2023, we executed an amendment to our First Lien Credit Agreement to establish Term SOFR as the benchmark rate for determining the applicable interest rate, replacing LIBOR. Borrowings under the Senior Facilities bear interest at an annual rate equal to an applicable margin plus, at our option, either (a) Term SOFR equal to the forward-looking term rate, based on the secured overnight financing rate as administered by the Federal Reserve Bank of New York, for the interest period relevant to such borrowing, plus a credit spread adjustment of 0.11% for an interest period of one-month's duration, 0.26% for an interest period of three-months' duration, and 0.43% for an interest period of six-months' duration, subject to a 0.75% floor, in the case of the Term Loan Facility, and a 1.00% floor, in the case of the Prior Revolving Credit Facility, or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate last quoted by The Wall Street Journal and (iii) adjusted Term SOFR for a one- month tenor plus 1.00%. The applicable margin for the Term Loan Facility is 2.75% for SOFR loans and 1.75% for base rate loans and the applicable margin for the Prior Revolving Credit Facility was 3.00% for SOFR loans and 2.00% for base rate loans. Interest is due at the end of each interest period elected, not exceeding 90 days, for SOFR loans and at the end of every calendar quarter for base rate loans. All other material terms and conditions of the First Lien Credit Agreement were unchanged. In addition to paying interest on the outstanding principal under the Senior Facilities, the Prior Revolving Credit Facility also included a commitment fee equal to 0.50% per annum in respect of the unused commitments that was due quarterly. This commitment fee is subject to one step-down based on the net first lien leverage ratio. As of December 31, 2025, the interest rate on the Term Loan Facility was 6.60%. We are required to make quarterly principal payments of $0.2 million. See Note 14, "Derivatives" for information on interest rate swap agreements we utilize to manage the interest rate risk on the Term Loan Facility. In addition to the quarterly amortization payments discussed above, the Senior Facilities require us to make certain mandatory prepayments, including using (i) a portion of annual excess cash flow, as defined in the First Lien Credit Agreement, to prepay the Term Loan Facility, (ii) net cash proceeds of certain non-ordinary assets sales or dispositions of property to prepay the Term Loan Facility, and (iii) net cash proceeds of any issuance or incurrence of debt not permitted under the Senior Facilities to prepay the Term Loan Facility. We may make voluntary prepayments at any time without penalty. During the year ended December 31, 2023, Rackspace Technology Global repurchased and surrendered for cancellation $55.6 million principal amount of the Term Loan Facility for $29.5 million. In connection with this repurchase, we recorded a gain on debt extinguishment of $25.5 million included in “Gain on debt extinguishment, net of debt modification costs” in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2023, which includes $0.6 million of unamortized debt issuance costs and debt discount write-offs. As a result of the Private Exchange and the Public Term Loan Exchange, discussed within “March 2024 Refinancing Transactions” above, over 97% of the $2,181.2 million aggregate principal amount of the Term Loan Facility outstanding as of December 31, 2023 was exchanged or purchased for cancellation.

Table of Contents - 128 - Rackspace Technology Global is the borrower under the Senior Facilities, and all obligations under the Senior Facilities are (i) guaranteed by Inception Parent, Rackspace Technology Global’s immediate parent company, on a limited recourse basis and secured by the equity interests of Rackspace Technology Global held by Inception Parent, and (ii) guaranteed by Rackspace Technology Global’s wholly-owned domestic restricted subsidiaries and secured by substantially all material owned assets of Rackspace Technology Global and the subsidiary guarantors, including the equity interests held by each, in each case subject to certain exceptions. The only financial covenant was with respect to the Prior Revolving Credit Facility. As discussed in “March 2024 Refinancing Transactions” above, on March 12, 2024, all revolving lenders under the Prior Revolving Credit Facility exchanged their revolving loan commitments for commitments in respect of the New Revolving Credit Facility, which replaced in full the Prior Revolving Credit Facility. See “New Revolving Credit Facility” above for information regarding this new debt instrument. As of December 31, 2025, we were in compliance with all covenants under the Senior Facilities. The fair value of the Term Loan Facility as of December 31, 2025 was $18.6 million, based on quoted market prices for identical assets that are traded in over-the-counter secondary markets that are not considered active. The fair value of the Term Loan Facility is classified as Level 2 within the fair value hierarchy. 3.50% Senior Secured Notes due 2028 On February 9, 2021, Rackspace Technology Global issued $550.0 million aggregate principal amount of 3.50% Senior Secured Notes due 2028. The 3.50% Senior Secured Notes will mature on February 15, 2028 and bear interest at an annual fixed rate of 3.50%. Interest is payable semiannually on each February 15 and August 15. The 3.50% Senior Secured Notes are not subject to registration rights. Rackspace Technology Global is the issuer of the 3.50% Senior Secured Notes, and obligations under the 3.50% Senior Secured Notes are fully and unconditionally guaranteed, jointly and severally, by all of Rackspace Technology Global’s wholly-owned domestic restricted subsidiaries (as subsidiary guarantors) that guarantee the Senior Facilities. The 3.50% Senior Secured Notes and the related guarantees are secured by first-priority security interests in substantially all material owned assets of Rackspace Technology Global and the subsidiary guarantors, including the equity interest held by each, subject to certain exceptions, which assets also secure the Senior Facilities. The 3.50% Notes Indenture describes certain terms and conditions under which other current and future domestic subsidiaries are required to become guarantors of the 3.50% Senior Secured Notes. Rackspace Technology Global may redeem the 3.50% Senior Secured Notes at its option, in whole at any time or in part from time to time at a redemption price equal to 100.000% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date. Notwithstanding the foregoing, Rackspace Technology Global may redeem during each twelve-month period, commencing with February 9, 2021, up to 10.0% of the original aggregate principal amount of the 3.50% Senior Secured Notes at a redemption price of 103.000%, plus accrued and unpaid interest, if any, to, but excluding, the applicable redemption date. During the year ended December 31, 2023, Rackspace Technology Global repurchased and surrendered for cancellation $36.3 million principal amount of 3.50% Senior Secured Notes for $18.4 million, including accrued interest of $0.3 million. In connection with this repurchase, we recorded a gain on debt extinguishment of $17.9 million included in “Gain on debt extinguishment, net of debt modification costs” in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2023, which includes $0.3 million of unamortized debt issuance costs write-offs. As a result of the Private Exchange and the Public Note Exchange, discussed above, over 91% of the $513.7 million aggregate principal amount of the 3.50% Senior Secured Notes outstanding as of December 31, 2023 was exchanged or purchased for cancellation.

Table of Contents - 129 - The 3.50% Notes Indenture contains covenants that, among other things, limit our ability to incur certain additional debt, incur certain liens securing debt, pay certain dividends or make other restricted payments, make certain investments, make certain asset sales and enter into certain transactions with affiliates. These covenants are subject to a number of exceptions, limitations, and qualifications as set forth in the 3.50% Notes Indenture. Additionally, upon the occurrence of a change of control (as defined in the 3.50% Notes Indenture), we will be required to make an offer to repurchase all of the outstanding 3.50% Senior Secured Notes at a price in cash equal to 101.000% of the aggregate principal amount, plus accrued and unpaid interest, if any, to, but not including the purchase date. As of December 31, 2025, Rackspace Technology Global was in compliance with all covenants under the 3.50% Notes Indenture. The fair value of the 3.50% Senior Secured Notes as of December 31, 2025 was $9.4 million, based on quoted market prices for identical assets that are traded in over-the-counter secondary markets that are not considered active. The fair value of the 3.50% Senior Secured Notes are classified as Level 2 within the fair value hierarchy. 5.375% Senior Notes due 2028 Rackspace Technology Global issued $550.0 million aggregate principal amount of the 5.375% Senior Notes on December 1, 2020. The 5.375% Senior Notes will mature on December 1, 2028 and bear interest at an annual fixed rate of 5.375%. Interest is payable semiannually on each June 1 and December 1. The 5.375% Senior Notes are not subject to registration rights. Rackspace Technology Global is the issuer of the 5.375% Senior Notes, and obligations under the 5.375% Senior Notes are guaranteed on a senior unsecured basis by all of Rackspace Technology Global’s wholly-owned domestic restricted subsidiaries (as subsidiary guarantors) that guarantee the Senior Facilities. The 5.375% Senior Notes are effectively junior to the indebtedness under the Senior Facilities and the 3.50% Senior Secured Notes, to the extent of the collateral securing the Senior Facilities and the 3.50% Senior Secured Notes. The 5.375% Notes Indenture describes certain terms and conditions under which other current and future domestic subsidiaries are required to become guarantors of the 5.375% Senior Notes. Rackspace Technology Global may redeem the 5.375% Senior Notes at its option, in whole at any time or in part from time to time, from December 1, 2025 and thereafter, at a redemption price equal to 100.000% of the principal amount, plus accrued and unpaid interest, if any, to but excluding the redemption date. During the year ended December 31, 2023, Rackspace Technology Global repurchased and surrendered for cancellation $352.4 million principal amount of 5.375% Senior Notes for $124.1 million, including accrued interest of $2.8 million. In connection with these repurchases, we recorded a gain on debt extinguishment of $227.9 million included in “Gain on debt extinguishment, net of debt modification costs” in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2023, which includes $3.2 million of unamortized debt issuance costs write-offs. As previously described in “March 2024 Refinancing Transactions” above, as part of the Private Exchange, we repurchased and cancelled $69.3 million aggregate principal amount of the 5.375% Senior Notes during the year ended December 31, 2024. In addition, during the year ended December 31, 2024, Rackspace Technology Global repurchased and surrendered for cancellation $2.9 million principal amount of 5.375% Senior Notes for $0.8 million. In connection with these repurchases, we recorded a gain, included in "Gain on debt extinguishment, net of debt modification costs", of $2.1 million, in our Consolidated Statements of Comprehensive Loss for the year ended December 31, 2024. The 5.375% Notes Indenture contains covenants that, among other things, limit our ability to incur certain additional debt, incur certain liens securing debt, pay certain dividends or make other restricted payments, make certain investments, make certain asset sales and enter into certain transactions with affiliates. These covenants are subject to a number of exceptions, limitations, and qualifications as set forth in the 5.375% Notes Indenture. Additionally, upon the occurrence of a change of control (as defined in the 5.375% Notes Indenture), we will be required to make an offer to repurchase all of the outstanding 5.375% Senior Notes at a price in cash equal to 101.000% of the aggregate principal amount, plus accrued and unpaid interest, if any, to, but not including the purchase date. As of December 31, 2025, Rackspace Technology Global was in compliance with all covenants under the 5.375% Notes Indenture.

Table of Contents - 130 - The fair value of the 5.375% Senior Notes as of December 31, 2025 was $26.4 million, based on quoted market prices for identical assets that are traded in over-the-counter secondary markets that are not considered active. The fair value of the 5.375% Senior Notes are classified as Level 2 within the fair value hierarchy. Debt Maturities The maturities of debt obligations for the next five years at December 31, 2025 are as follows: (In millions) Amount Year ending: 2026 $ 20.3 2027 20.3 2028 2,448.6 2029 — 2030 — Thereafter — Total $ 2,489.2

Table of Contents - 131 - 8. Leases Assets recorded as property and equipment under finance leases, and the related accumulated depreciation balances as of December 31, 2024 and 2025 were as follows: December 31, 2024 December 31, 2025 (In millions) Computers and equipment $ 128.8 $ 78.2 Buildings 291.0 297.0 Less: Accumulated depreciation (115.0) (110.5) Net book value of property and equipment under finance leases $ 304.8 $ 264.7 The components of operating and finance lease expense for the years ended December 31, 2023, 2024 and 2025 were as follows: Year Ended December 31, (In millions) 2023 2024 2025 Operating lease expense: Fixed lease expense $ 63.3 $ 66.7 $ 66.3 Variable lease expense 21.7 22.2 24.4 Short-term lease expense 1.2 1.2 1.9 Sublease income (0.8) — (0.1) Total operating lease expense $ 85.4 $ 90.1 $ 92.5 Finance lease expense: Depreciation of finance lease assets $ 55.8 $ 31.8 $ 32.2 Interest expense on finance lease liabilities 26.6 25.4 28.0 Total finance lease expense $ 82.4 $ 57.2 $ 60.2 Supplemental operating cash flow information related to operating and finance leases for the years ended December 31, 2023, 2024 and 2025 were as follows: Year Ended December 31, (In millions) 2023 2024 2025 Cash payments for lease liabilities included within operating activities: Operating leases $ (80.2) $ (89.5) $ (74.6) Finance leases (29.2) (28.9) (28.6) Operating leases: New lease assets obtained in exchange for lease liabilities $ 43.1 $ 33.3 $ 17.3 Modified/renewed lease assets obtained in exchange for lease liabilities 15.5 44.8 51.6 Total lease assets obtained in exchange for lease liabilities $ 58.6 $ 78.1 $ 68.9

Table of Contents - 132 - As of December 31, 2024 and 2025, the weighted average remaining lease term and weighted average discount rate of our operating and finance leases, respectively, were as follows: December 31, 2024 December 31, 2025 Weighted average remaining lease term (in years) Operating leases 4 4 Finance leases 11 10 Weighted average discount rate Operating leases 6.3% 6.1 % Finance leases 7.9% 8.1 % Future lease payments under operating and finance leases as of December 31, 2025 are as follows: (In millions) Operating leases (1) Finance leases (1) Year ending: 2026 $ 63.4 $ 72.2 2027 35.5 66.2 2028 22.5 39.5 2029 13.1 33.0 2030 9.4 33.8 Thereafter 11.5 244.7 Total future lease payments 155.4 489.4 Less amount representing interest (16.5) (143.7) Total lease liability $ 138.9 $ 345.7 (1) There are no material finance or operating leases that have not yet commenced.

Table of Contents - 133 - 9. Financing Obligations We have entered into installment payment arrangements with certain equipment and software vendors. In addition, we have entered into certain sale-leaseback agreements that do not qualify as asset sales and are accounted for as failed sale- leasebacks. These arrangements include the sale and leaseback of equipment with third party financial institutions and certain property leases we assumed upon the acquisition of Datapipe. The weighted average imputed interest rate for our financing obligations was 9.6% as of December 31, 2025. As of December 31, 2025, future payments under financing obligations were as follows: (In millions) Amount Year ending: 2026 $ 18.6 2027 10.4 2028 9.2 2029 2.6 2030 2.7 Thereafter 12.9 Total future payments 56.4 Plus amount representing residual asset balance 12.8 Less amount representing interest (15.9) Total financing obligations $ 53.3 10. Commitments and Contingencies Purchase Commitments Non-cancelable purchase commitments primarily consist of commitments for certain software licenses, hardware purchases, third party infrastructure purchases, and costs associated with our data centers, such as bandwidth and electricity. The agreements provide for either penalties for early termination or may require minimum commitments for the remaining term. The minimum commitments for all of these agreements, as of December 31, 2025, are approximated as follows: (In millions) Amount Year ending: 2026 $ 720.6 2027 409.1 2028 330.2 2029 80.3 2030 30.7 Thereafter 101.1 Total $ 1,672.0 We also have purchase orders and construction contracts primarily related to data center equipment and facility build- outs. We generally have the right to cancel these open purchase orders prior to delivery or terminate the contracts without cause. Contingencies We have contingencies that arise from various litigation, claims and commitments, none of which we consider to be material.

Table of Contents - 134 - From time to time, we may be party to various legal proceedings arising in the ordinary course of business. In addition, third parties may bring intellectual property claims against us asserting that certain of our offerings, services and technologies infringe, misappropriate or otherwise violate the intellectual property or proprietary rights of others. Adverse results in these lawsuits may include awards of substantial monetary damages, costly royalty or licensing agreements, or orders preventing us from offering certain features, products, or services, and may also cause us to change our business practices and require development of non-infringing products or technologies, which could result in a loss of revenue for us or otherwise harm our business. We record an accrual for a loss contingency when a loss is considered probable and reasonably estimable. As additional facts concerning a loss contingency become known, we reassess our position and make appropriate adjustments to a recorded accrual. The amount that will ultimately be paid related to a matter may differ from the recorded accrual, and the timing of such payments, if any, may be uncertain. We are not a party to any litigation, the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material and adverse effect on our business, financial position or results of operations. Indemnifications As permitted under Delaware law, we have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. In addition, from time to time we may enter into indemnification agreements with certain of our employees so that such employees will agree to serve as directors or officers of our foreign subsidiaries. The term of the indemnification period is for the officer’s or director ’s lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a director and officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. As a result of the insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. We had no material liabilities recorded for these agreements as of December 31, 2024 or 2025. Additionally, in the normal course of business, we indemnify certain parties, including customers, vendors and lessors, with respect to certain matters. We have agreed to hold certain parties harmless against losses arising from a breach of representations or covenants or out of intellectual property infringement or other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. We had no material liabilities recorded for these agreements as of December 31, 2024 or 2025.

Table of Contents - 135 - 11. Stockholders' Equity Common Stock As of December 31, 2024 and 2025, we had 232.2 million and 248.4 million shares of our common stock legally issued and 229.1 million and 245.3 million common stock outstanding, respectively. We have one class of authorized common stock. The rights and privileges provided to our common stockholders are as follows: • Voting Rights—The holders of our common stock are entitled to one vote per share on all matters submitted for action by the stockholders generally. • Dividend Rights—Subject to any preferential rights of any then outstanding preferred stock, all shares of our common stock are entitled to share equally in any dividends our Board may declare from legally available sources. • Liquidation Rights—Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, after payment in full of the amounts required to be paid to holders of any then outstanding preferred stock, all shares of our common stock are entitled to share equally in the assets available for distribution to stockholders after payment of all of our prior obligations. Preferred Stock As of December 31, 2024 and 2025, there were 5.0 million authorized shares of preferred stock, of which none was issued or outstanding. Datapipe Contingent Shares On September 6, 2017, we entered into an Agreement and Plan of Merger (the "Datapipe Merger Agreement") pursuant to which we acquired Datapipe. In addition, the Datapipe Merger Agreement provides that we will be required to issue additional shares of our common stock to an affiliate of ABRY based on a MOIC on any “Measurement Date” (which is defined in the Datapipe Merger Agreement as (i) each date following the occurrence of a change in control or closing date of the IPO on which Apollo receives cash distributions, cash proceeds and/or marketable securities of the company in respect of their ownership interest in the company and (ii) each day after the IPO on which the company’s shares of capital stock are (a) freely tradeable without violating any “lockup” agreements, other contractual restrictions or securities laws and (b) are listed on a public stock exchange). The maximum number of shares of common stock issuable will not exceed 10,663,741 shares in the aggregate, subject to adjustment for stock splits, stock dividends, recombinations, reclassifications and similar equitable adjustments. On February 2, 2021, we issued 2,665,935 shares of common stock for no additional consideration pursuant to the Datapipe Merger Agreement. If the MOIC exceeds 3.0x, which is indicated by a volume weighted average trading price of our common stock over 30 consecutive trading days of more than $25.00 per share, we will be required to issue an additional 2,665,935 shares. No shares were issued under the Datapipe Merger Agreement during the years ended December 31, 2023, 2024 or 2025.

Table of Contents - 136 - 12. Share-Based Compensation and Employee Benefit Plans Incentive Plans In April 2017, the Executive Committee of the Board authorized the company to adopt the 2017 Incentive Plan. On July 24, 2020, the Board approved, effective on August 7, 2020, the 2020 Incentive Plan and amendments to the 2017 Incentive Plan which, among other things, resulted in the termination of the 2017 Incentive Plan, except as it relates to outstanding awards, and any remaining shares reserved for future grants under the 2017 Incentive Plan were released. The 2020 Incentive Plan provides for the grant of stock options, including incentive stock options, and nonqualified stock options, stock appreciation rights, restricted stock, RSUs, other stock-based incentive awards, dividend equivalents and cash-based awards (collectively, "awards"). Incentive stock options may be granted only to our employees or an employee of a parent or subsidiary. All other awards may be granted to employees and consultants of the company and its parents and subsidiaries, as well as all non-employee members of our Board. For the years ended December 31, 2023, 2024 and 2025, the company granted RSU's (including performance-based RSUs) and restricted stock (collectively "restricted stock") under the Incentive Plans. The company issues new shares of its common stock to satisfy vesting of restricted stock and exercise of stock options under the Incentive Plans. All awards deduct one share from the Incentive Plans shares available for issuance for each share granted. The 2017 Incentive Plan began with 12.2 million shares authorized for grant and contained an evergreen feature whereby shares available increased each grant date based on the quantity of certain types of awards granted. Upon the approval of the 2020 Incentive Plan, the 2017 Incentive Plan was terminated, except as it relates to outstanding awards. The maximum number of shares of our common stock available for issuance under the 2020 Incentive Plan was originally 25.0 million shares. This amount was subsequently increased to 50.0 million shares in 2022, 57.9 million shares in 2023 and 87.9 million shares in 2024. To the extent awards granted under the 2020 Incentive Plan terminate, expire or lapse, shares subject to such awards generally will again be available for future grant. As of December 31, 2025, the total number of shares outstanding and the total number of shares available for future grants under the Incentive Plans was 15.7 million and 38.5 million, respectively. The composition of the equity awards outstanding as of December 31, 2024 and 2025 was as follows: December 31, 2024 December 31, 2025 (In millions) Restricted stock 25.3 13.2 Stock options 3.3 2.5 Total outstanding awards 28.6 15.7 Stock Options Stock options have been granted for a term of 10 years and generally vest ratably over a three-year period, subject to continued service. In 2021, we shifted away from granting stock options as we had in previous years, to granting restricted stock. As such, there were no stock options granted during the years ended December 31, 2023, 2024 or 2025 under the 2020 Incentive Plan. See “Employment Inducement Awards” discussion below for stock options granted outside of the 2020 Incentive Plan.

Table of Contents - 137 - The following table summarizes the stock option activity for the year ended December 31, 2025: Number of Shares (in millions) Weighted Average Exercise Price Weighted Average- Remaining Contractual Life Aggregate Intrinsic Value (in millions) Outstanding at December 31, 2024 3.3 $ 13.05 4.08 $ — Granted — $ — Exercised — $ — Forfeited (0.1) $ 12.46 Expired (0.7) $ 13.34 Outstanding at December 31, 2025 2.5 $ 12.99 2.85 $ — Vested and exercisable at December 31, 2025 2.5 $ 12.99 2.85 $ — Vested and exercisable at December 31, 2025 and expected to vest thereafter (1) 2.5 $ 12.99 2.85 $ — (1) Forfeitures are recognized as they occur, rather than estimated. The total pre-tax intrinsic value of the stock options exercised during the years ended December 31, 2023 and 2024 was not material. Share-based compensation expense is recognized over the awards requisite service period or over our best estimate of the period over which the performance condition will be met, as applicable. As of December 31, 2025 compensation cost related to stock options has been fully recognized. Restricted Stock In 2021, we shifted away from granting stock options as we had in previous years, to granting restricted stock. The majority of our restricted stock grants were made as part of our annual compensation award process and vest ratably over a three-year period, subject to continued service. Restricted stock has also been granted to certain executives that vest in part subject to continued service ratably over a three or five-year period and in part based upon the attainment of performance and market conditions. The fair value of the service-vesting awards is measured based on the fair value of the underlying common stock on the date of the grant. The fair value of restricted stock with vesting conditions dependent upon market performance is determined using a Monte Carlo simulation. Share-based compensation expense is recognized on a straight- line basis over the service period or over our best estimate of the period over which the performance condition will be met, as applicable. Certain non-executive board members elected to receive a portion of their annual compensation in the form of restricted stock. The fair value of these service-vesting awards is measured based on the fair value of the underlying common stock on the date of grant, and share-based compensation expense is recognized on a straight-line basis over the one-year service period. During 2023, 2024 and 2025, we granted 28.5 million, 10.1 million and 11.0 million RSUs, respectively, under the 2020 Incentive Plan with a weighted average grant date fair value of $2.17, $1.89 and $1.43, respectively. The majority of the RSUs were granted as part of our annual compensation award process and vest ratable over a three-year period, subject to continued service. See “Employment Inducement Awards” discussion below for RSUs granted outside of the 2020 Incentive Plan. In addition, during 2023 and 2024, 2.8 million and 0.6 million PSUs, respectively, were granted under the 2020 Incentive Plan. No PSUs were granted in 2025. The PSUs represent the target amount of grants, and the actual number of shares awarded upon vesting may vary depending upon the achievement of the relevant market condition which is based on Rackspace’s Total Shareholder Return (“TSR”) relative to the TSR of a comparator group of IT and Cloud Services Companies. The awards are eligible to vest in equal annual installments over three years based on the attainment of the market condition and the employee’s continued service through the end of the applicable measurement period and were valued using a Monte Carlo simulation.

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Lastly, during 2023, 2024 and 2025, 5.5 million, 32.1 million and 30.2 million long-term incentive cash units ("LTIC units") were granted under the 2020 Incentive Plan. The LTIC units represent the target amount of grants, and the actual number of units awarded upon vesting may vary depending upon the achievement of the relevant market condition which is based on Rackspace's TSR relative to the TSR of a comparator group of IT and Cloud Services Companies for LTIC units granted in 2023 and on the performance of our common stock for LTIC units granted in 2024 and 2025.

The awards are eligible to vest in equal annual installments over three years based on the attainment of the market condition and the employee's continued service through the end of the applicable measurement period and were valued using a Monte Carlo simulation. As of December 31, 2025, the remaining outstanding LTIC units granted in 2023, 2024, and 2025 had a weighted average fair value of $0.00, $0.71 and $0.68, respectively. As the company intends to settle the LTIC units in cash, they are classified as a liability within "Other current liabilities" and "Other non-current liabilities" in the Consolidated Balance Sheets. In 2025 we paid $13.0 million to settle LTIC units granted under the 2020 Incentive Plan.

The following table presents the assumptions used to estimate the fair values of the PSUs granted in the periods presented:

	Year Ended December 31,	
	2023	2024
Expected stock volatility (1)	69% - 72%	87%
Expected dividend yield (2)	— %	— %
Risk-free interest rate (3)	3.76% - 3.78%	4.35%

(1) Management estimates volatility based on the historical trading volatility of a public company peer group and the implied volatility of our assets and current leverage.

(2) We have not issued dividends to date and do not anticipate issuing dividends.

(3) Based on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent expected term.

The following table summarizes our restricted stock activity for the year ended December 31, 2025:

	Number of Units or Shares (in millions)	Weighted Average Grant-Date Fair Value
Outstanding at December 31, 2024	25.3	$ 2.77
Granted	11.0	$ 1.43
Released	(17.2)	$ 2.86
Cancelled	(5.9)	$ 2.52
Outstanding at December 31, 2025	13.2	$ 1.65
Expected to vest at December 31, 2025 (1)	13.2	$ 1.65

(1) Forfeitures are recognized as they occur, rather than estimated.

The weighted-average grant-date fair value of restricted stock granted during the years ended December 31, 2023 and 2024 was $2.15 and $1.93, respectively.

The total pre-tax intrinsic value of the restricted stock released during the years ended December 31, 2023, 2024 and 2025 was $9.5 million, $26.9 million and $30.6 million, respectively.

Share-based compensation expense is recognized over the awards requisite service period or over our best estimate of the period over which the performance condition will be met, as applicable. As of December 31, 2025, there was $13.9 million of total unrecognized compensation cost related to restricted stock, which will be recognized over a weighted average period of 1.4 years.

Additionally, as of December 31, 2025 there was $10.3 million of total unrecognized expense related to the LTIC awards, which will be recognized over a weighted average period of 1.5 years. The expense ultimately recognized is dependent on the fair value of the award as of the end of the performance periods.

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Table of Contents - 139 - Employment Inducement Awards On September 4, 2025, Rackspace registered 10.0 million shares of its common stock for 4.0 million and 6.0 million RSUs and stock options, respectively, granted to our new chief executive officer (collectively, the “Employment Inducement Awards”). The Employment Inducement Awards were granted pursuant to RSU and non-qualified stock option inducement award agreements, outside of the 2020 Incentive Plan. The grant date fair value was $1.30 and $0.93 for RSUs and stock options, respectively, and the Employment Inducement Awards vest ratably over a four-year period, subject to continued service. The fair value of stock options was determined using the Black-Scholes valuation model. The following table presents the assumptions used to estimate the fair value of the stock options granted: Assumption Amount Expected stock volatility (1) 80 % Expected dividend yield (2) — % Risk-free interest rate (3) 3.73 % Expected life (4) 6.25 years (1) Management estimates volatility based on the historical trading volatility of a public company peer group and the implied volatility of our assets and current leverage. (2) We have not issued dividends to date and do not anticipate issuing dividends. (3) Based on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent expected term. (4) Represents the period that our share-based awards are expected to be outstanding. Management uses the simplified method for our estimation of the expected life as we do not have adequate historical data. As of December 31, 2025, there was $9.9 million of total unrecognized compensation cost related to the Employment Inducement Awards, which will recognized over a period of 3.7 years. Employee Stock Purchase Plan The ESPP was approved by the Board on July 24, 2020 and became effective on August 7, 2020. Under the ESPP, eligible employees may purchase a limited number of shares of our common stock at the lesser of 85% of the market value on the enrollment date or 85% of the market value on the purchase date. The fair value on each enrollment date is determined using the Black-Scholes option-pricing model. Share-based compensation expense is recognized on a straight-line basis over the offering period. We issued 0.7 million, 0.6 million and 0.5 million shares through the ESPP during the years ended December 31, 2023, 2024 and 2025, respectively. The share-based compensation expense recognized for the ESPP was $0.9 million, $0.8 million and $0.2 million for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, there was no unrecognized compensation cost related to the ESPP. The shares available for issuance under the ESPP is 7.8 million shares as of December 31, 2025.

Table of Contents - 140 - Share-Based Compensation Expense In connection with the departure of certain executives during the year ended December 31, 2023, we accelerated vesting of options and restricted stock for awards with service-only vesting conditions and extended the post termination option exercise period. This modification resulted in a reduction in expense of $0.6 million during the year ended December 31, 2023. There were no modifications during the years ended December 31, 2024. In connection with the departure of our former chief executive officer, we accelerated vesting of all his unvested RSUs and PSUs as outlined in the original employment agreement. In addition, all his unvested LTIC units vested and will be settled in cash per the separation agreement. This accelerated vesting of awards resulted in an increase in expense of $9.6 million during the year ended December 31, 2025. In connection with the departure of certain other executives during the year ended December 31, 2025, we accelerated vesting of restricted stock for awards with service-only vesting conditions. This modification resulted in a reduction in expense of $0.1 million during the year ended December 31, 2025. Total share-based compensation expense is comprised of the following equity and liability classified award amounts: Year Ended December 31, (In millions) 2023 2024 2025 Equity classified awards $ 64.6 $ 48.1 $ 28.6 Liability classified awards 0.8 15.3 16.5 Total share-based compensation expense $ 65.4 $ 63.4 $ 45.1 Share-based compensation expense recognized was as follows: Year Ended December 31, (In millions) 2023 2024 2025 Cost of revenue $ 9.1 $ 7.6 $ 5.1 Selling, general and administrative expenses 56.3 55.8 40.0 Pre-tax share-based compensation expense 65.4 63.4 45.1 Less: Income tax benefit (13.7) (13.3) (9.5) Total share-based compensation expense, net of tax $ 51.7 $ 50.1 $ 35.6 Employee Benefit Plans We sponsor defined contribution plans whereby employees may elect to contribute a portion of their annual compensation to the plans, after complying with certain limitations. The plans also include a discretionary employer contribution. Contribution expense recognized for these plans was $16.3 million, $14.2 million and $14.2 million for the years ended December 31, 2023, 2024 and 2025, respectively.

Table of Contents - 141 - 13. Taxes The income tax provision (benefit) consisted of the following: Year Ended December 31, (In millions) 2023 2024 2025 Current income tax provision (benefit): Federal $ 0.2 $ (0.1) $ (11.7) Foreign 18.1 11.5 10.4 State 7.0 0.3 1.6 Total current income tax provision 25.3 11.7 0.3 Deferred income tax provision (benefit): Federal (34.3) (23.8) 8.4 Foreign (8.4) (2.8) 7.2 State 0.8 (8.4) 8.1 Total deferred income tax provision (benefit) (41.9) (35.0) 23.7 Income tax provision (benefit): Federal (34.1) (23.9) (3.3) Foreign 9.7 8.7 17.6 State 7.8 (8.1) 9.7 Total provision (benefit) for income taxes $ (16.6) $ (23.3) $ 24.0 Loss before income taxes from U.S. and foreign operations were as follows: Year Ended December 31, (In millions) 2023 2024 2025 U.S. $ (678.4) $ (782.9) $ (160.6) Foreign (176.0) (98.6) (41.2) Total loss before income taxes $ (854.4) $ (881.5) $ (201.8)

Table of Contents - 142 - As described in Note 1, "Company Overview, Basis of Presentation, and Summary of Significant Accounting Policies," we adopted ASU 2023-09 prospectively in our 2025 annual reporting disclosures. A reconciliation of the statutory federal tax rate to the effective tax rate pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 is as follows: (In millions) Year Ended December 31, 2025 Statutory federal tax rate $ (42.4) 21.0 % Domestic federal: Non-taxable or non-deductible items: Non-deductible compensation 5.5 (2.7) % Share-based compensation 2.3 (1.1) % Other non-taxable or non-deductible items (1.0) 0.5 % Effect of cross-border tax laws 1.3 (0.6) % Changes in valuation allowances 35.3 (17.5) % Domestic state income taxes, net of federal effect 8.1 (4.0) % Foreign tax effects: Switzerland: Effect of cross-border tax laws: Statutory income tax rate differential 5.3 (2.6) % Regional income taxes (cantonal) 8.0 (4.0) % Other reconciling items (0.2) 0.1 % United Kingdom (0.7) 0.4 % Other foreign jurisdictions 8.2 (4.2) % Worldwide changes in unrecognized tax benefits (5.7) 2.8 % Total $ 24.0 (11.9) % A reconciliation of the statutory federal tax rate to the effective tax rate for the years ended December 31, 2023 and 2024 is as follows: Year Ended December 31, 2023 2024 Statutory federal tax rate 21.0% 21.0 % State taxes, net of federal benefit 0.3% 0.7 % Tax rate differentials for international jurisdictions 2.5% (1.0) % Effects of other enacted tax law and rate changes (3.0) % (0.1) % Valuation allowance (0.8) % (12.5) % Share-based compensation (1.1) % (0.6) % Nondeductible compensation (0.8) % (0.6) % Tax impact of goodwill impairment (15.9) % (16.0) % Tax impact of the March 2024 Refinancing Transactions — % 11.7 % Other, net (0.3) % — % Effective tax rate 1.9% 2.6%

Table of Contents - 143 - Cash paid for income taxes, net of refunds received, by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 is as follows: (In millions) Year Ended December 31, 2025 U.S. federal $ (0.4) U.S. state and local: Texas 1.4 Virginia (0.4) Other (0.4) Total U.S. state and local 0.6 Foreign: Colombia 1.2 Germany 1.0 India 2.5 Netherlands 1.6 Saudi Arabia 1.6 Switzerland 1.4 United Kingdom (2.7) Other foreign jurisdictions 1.5 Total foreign 8.1 Total cash paid for income taxes, net of refunds $ 8.3

Table of Contents - 144 - Deferred Taxes Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes using the enacted tax rates in effect for the year in which the differences are expected to be reversed. Significant components of our deferred tax assets and liabilities are as follows: (In millions) December 31, 2024 December 31, 2025 Deferred tax assets: Deferred revenue $ 13.9 $ 5.3 Share-based compensation 9.7 5.4 Accruals not currently deductible 17.8 16.0 Finance lease liabilities 85.8 59.3 Net operating loss carryforwards 20.3 39.3 Depreciation and amortization 5.0 4.0 Disallowed interest carryforward 118.8 155.8 Operating lease liabilities 35.4 35.5 March 2024 Refinancing Transactions 100.5 72.2 Other 20.8 19.8 Total gross deferred tax assets 428.0 412.6 Valuation allowance (173.4) (231.2) Total net deferred tax assets 254.6 181.4 Deferred tax liabilities: Depreciation and amortization 204.5 144.3 Finance lease liabilities 4.4 2.7 Capitalized costs 8.8 6.0 Interest rate swaps 11.9 1.1 Operating right-of-use assets 33.3 37.2 Other 8.9 13.5 Total gross deferred tax liabilities 271.8 204.8 Net deferred tax liabilities $ 17.2 $ 23.4 We are currently generating $53.0 million of federal and various state net operating losses in 2025. We have $102.0 million of foreign net operating losses, $6.3 million of which have carryforward periods ranging from 5 to 20 years, and $95.7 million of which have an indefinite carryforward period. Certain foreign net operating loss carryforwards are subject to various limitations under the applicable statutory foreign tax laws. We have disallowed interest expense carryforwards in the U.S. of $653.4 million that can be carried forward indefinitely. We have recorded valuation allowances against certain deferred tax assets in the U.S. federal, certain U.S. state, and foreign jurisdictions where it has been determined that realization is not more likely than not. These deferred tax assets include net operating loss carryforwards, disallowed interest expense carryforwards, and other deferred tax assets for which sufficient taxable income is not expected to be generated through the reversal of existing deferred tax liabilities prior to the expiration of applicable carryforward periods. Valuation allowances have also been recorded in Switzerland (Canton) on this basis. Changes to valuation allowances consisted of the following: (In millions) 2023 2024 2025 Balance at January 1, $ 58.5 $ 66.1 $ 173.4 Additions charged to income tax expense 39.2 124.1 61.1 Reductions credited to income tax expense (31.6) (16.8) (3.3) Balance at December 31, $ 66.1 $ 173.4 $ 231.2

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The effective tax rate for the year ended December 31, 2023 was impacted by the tax impact associated with the goodwill impairments, executive compensation that is nondeductible under IRC Section 162(m), the net impact of the geographic distribution of our earnings, tax effects from nondeductible share-based compensation as well as changes in our valuation allowance. The effective tax rate for the year ended December 31, 2024 was impacted by the tax impact associated with changes in valuation allowance, the tax impact associated with the goodwill impairment recorded in the first and third quarters of 2024, the majority of which was nondeductible for income tax purposes, and the tax impact of the March 2024 Refinancing Transactions. The tax impact of the March 2024 Refinancing Transactions includes the exclusion of cancellation of indebtedness income ("CODI"), federal and state attribution reduction and changes in valuation allowance. The effective tax rate for the year ended December 31, 2025 was impacted by the tax impact associated with changes in valuation allowance, executive compensation that is nondeductible under IRC Section 162(m), the net impact of the geographic distribution of earnings, and the tax effects from nondeductible share based compensation.

As a result of the March 2024 Refinancing Transactions, as further described in Note 7, "Debt", specifically upon the completion of the Private Exchange and Public Term Loan Exchange in March 2024, and the completion of the Public Note Exchange in April 2024, the company realized CODI for US tax purposes of $531.5 million and $80.5 million, respectively. We realized an additional $13.1 million CODI for US tax purposes from third quarter 2024 debt repurchase activity, for a total $625.1 million for the year ended December 31, 2024. Pursuant to IRC Section 108, an insolvent debtor may exclude CODI from taxable income to the extent of the debtor's insolvency (liabilities greater than the fair value of its assets) but must reduce its tax attributes, subject to certain limitations and according to prescribed ordering rules, based on the amount of CODI excluded from taxable income. The company currently estimates that the level of its insolvency (as defined for US Tax purposes) exceeds the amount of CODI resulting from the March 2024 Refinancing Transactions, such that all resulting CODI will be excluded from the company's taxable income.

As of December 31, 2025, we have reduced various tax attributes, including $12.5 million of federal and certain state net operating loss deferred tax assets, $33.1 million of federal research and development credits, and $11.5 million of federal foreign tax credits after the finalization of the company's tax returns for the year ending December 31, 2024.

We do not permanently reinvest our foreign earnings due to the debt service requirements of our capital structure. Due to historic, internal tax restructurings, we have effectively recognized any tax impact of the repatriation of foreign earnings. Thus, as of December 31, 2025, there is no deferred tax liability for undistributed foreign earnings.

Uncertain Tax Positions

We file income tax returns in each jurisdiction in which we operate, both domestically and internationally. Due to the complexity involved with certain tax matters, we have considered all relevant facts and circumstances for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. We believe that there are no other jurisdictions in which the outcome of uncertain tax matters is likely to be material to our results of operations, financial position or cash flows. We further believe that we have made adequate provision for all income tax uncertainties.

A rollforward of unrecognized tax benefits, excluding accrued penalties and interest, for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Year Ended December 31,		
(In millions)	2023	2024	2025
Balance, beginning of period	$ 57.0	$ 63.6	$ 64.9
Additions based on tax positions related to the current year	12.6	12.7	13.7
Additions for tax positions of prior years	0.9	0.6	0.7
Reduction for statute expiration	(4.8)	(7.0)	(12.0)
Reductions for tax positions of prior years	(2.1)	(5.0)	(10.0)
Balance, end of period (1)	$ 63.6	$ 64.9	$ 57.3

(1) Included within non-current liabilities in the Consolidated Balance Sheets

Of the total amount of unrecognized tax benefits as of December 31, 2023, 2024 and 2025, $47.0 million, $57.1 million and $51.3 million, respectively, if recognized, would favorably impact our effective tax rate. We do not expect the amount of unrecognized tax benefits disclosed above to change significantly over the next 12 months.

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Table of Contents - 146 - We recognize interest expense and penalties related to income tax matters within “Benefit (provision) for income taxes” on our Consolidated Statements of Comprehensive Loss. Accrued interest and penalties as of December 31, 2023, 2024 and 2025 were $6.6 million, $8.5 million and $10.4 million, respectively. We are subject to U.S. federal income tax and various state, local, and international income taxes in numerous jurisdictions. Our domestic and international tax liabilities are subject to the allocation of revenue and expenses in different jurisdictions and the timing of recognizing revenue and expenses. As such, our effective tax rate is impacted by the geographical distribution of income and mix of profits in the various jurisdictions. Additionally, the amount of income taxes paid is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. We currently file income tax returns in the U.S. and all foreign jurisdictions in which we have entities, which are periodically under audit by federal, state, and foreign tax authorities. These audits can involve complex matters that may require an extended period of time for resolution. We remain subject to U.S. federal and state income tax examinations for the tax years 2018 through 2025 and in the foreign jurisdictions in which we operate for varying periods from 2007 through 2025. We are currently under examination by the IRS for tax year 2022 and have income tax examinations open in Texas for tax years 2014 through 2021, New York City for 2017 through 2019, and New York state for 2021 through 2023. Additionally, we have an income tax examination open in India for tax year 2023. Although the outcome of open tax audits is uncertain, in management’s opinion, adequate provisions for income taxes have been made. If actual outcomes differ materially from these estimates, they could have a material impact on our financial condition and results of operations. Differences between actual results and assumptions or changes in assumptions in future periods are recorded in the period they become known. To the extent additional information becomes available prior to resolution, such accruals are adjusted to reflect probable outcomes. Other On July 4, 2025, the U.S. government enacted the One Big Beautiful Bill Act (“OBBBA”). The OBBBA legislation includes changes to U.S federal tax law, including modifications to bonus depreciation, modifications to interest expense limitations, and an available election for the full expensing of domestic research expenditures, which may be subject to further clarification and the issuance of interpretive guidance. Our income tax provision for the year ended December 31, 2025 reflects these changes which have no material net impact to tax expense.

Table of Contents - 147 - 14. Derivatives On January 9, 2020, we designated certain of our swaps as cash flow hedges. On the designation date, the cash flow hedges were in a $39.9 million liability position. The cash flow hedges were expected to be highly effective on the designation date and, on a quarterly basis, we performed retrospective and prospective regression assessments to determine whether the cash flow hedges continue to be highly effective. As long as the cash flow hedges are highly effective, changes in fair value are recorded to "Accumulated other comprehensive income" in the Consolidated Balance Sheets and reclassified to "Interest expense" in the period when the underlying transaction affects earnings. The income tax effects of cash flow hedges are released from "Accumulated other comprehensive income" in the period when the underlying transaction affects earnings. Any stranded income tax effects are released from "Accumulated other comprehensive income" into "Benefit (provision) for income taxes" under the portfolio approach. During the year ended December 31, 2021, we completed a series of transactions to modify our interest rate swap positions as follows: (i) All the interest rate swaps outstanding as of December 31, 2020, with the exception of the agreement that matured on February 3, 2021, were de-designated as cash flow hedges on January 31, 2021, (ii) on February 12, 2021, we entered into a $900.0 million receive-fixed interest rate swap which was designed to offset the terms of two December 2016 swaps, and (iii) on February 12, 2021, we terminated all December 2018 swaps and entered into a $1.35 billion pay- fixed interest rate swap, effectively blending the liability position of our existing interest rate swap agreements into the new swap and extending the term of our hedged position to February 2026. The amount remaining in “Accumulated other comprehensive income" for the de-designated December 2016 and December 2018 swaps at the de-designation date was approximately $51.6 million, and was amortized as an increase to "Interest expense" over the effective period of the original swap agreements. The new receive-fixed interest rate swap qualifies as a hybrid instrument in accordance with ASC No. 815, Derivatives and Hedging, consisting of a loan and an embedded derivative for which the fair value option has been elected. This $900.0 million swap remained undesignated to economically offset the undesignated December 2016 swaps. This new swap and the December 2016 swaps matured on February 3, 2022. Cash settlements related to this receive-fixed interest rate swap offset and are classified as operating activities in the Consolidated Statements of Cash Flows. The new pay-fixed interest rate swap also qualifies as a hybrid instrument in accordance with ASC No. 815, Derivatives and Hedging, consisting of a loan and an embedded at-market derivative that was designated as a cash flow hedge. The loan is accounted for at amortized cost over the life of the swap while the embedded at-market derivative is accounted for at fair value. The $1.35 billion swap was originally indexed to three-month LIBOR and net settled on a quarterly basis with the counterparty for the difference between the fixed rate of 2.3820% and the variable rate based upon three-month LIBOR (subject to a floor of 0.75%) as applied to the notional amount of the swap. In connection with the transactions discussed above, no cash was exchanged between us and the counterparty. The liability of the terminated interest rate swaps as well as the inception value of the receive-fixed interest rate swap was blended into the new pay-fixed interest rate swap. The cash flows related to the portion treated as debt is classified as financing activities in the Consolidated Statements of Cash Flows while the portion treated as an at-market derivative is classified as operating activities. As discussed in Note 7, “Debt”, on April 26, 2023 we executed an amendment to our First Lien Credit Agreement, which governs borrowings under our Term Loan Facility. This amendment established Term SOFR as the benchmark rate for determining the applicable interest rate, replacing LIBOR. To continue to manage our exposure to interest rate risk associated with our Term Loan Facility, effective May 9, 2023, we amended our remaining swap agreement to change the index from three-month LIBOR (subject to a floor of 0.75%) to one-month Term SOFR (subject to a floor of 0.75%). The fixed rate also changed from 2.3820% to 2.34150% as a result of the swap agreement amendment. On a monthly basis, we net settle with the counterparty for the difference between the fixed rate of 2.34150% and the variable rate based upon the one-month Term SOFR (subject to a floor of 0.75%) as applied to the notional amount of the swap.

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In conjunction with the March 2024 Refinancing Transactions, as discussed in Note 7, "Debt", we issued additional borrowings and used the proceeds to repay previously hedged borrowings under the Term Loan Facility. Given that the specific intent of the new borrowings was a replacement of the previously hedged borrowings and the economic characteristics were the same, we continue to apply hedge accounting on the replacement borrowings.

As of December 31, 2024 and 2025, the cash flow hedge was highly effective.

The key terms of interest rate swaps are presented below:

		December 31, 2024		December 31, 2025		
Effective Date	Fixed Rate Paid	Notional Amount (in millions)	Status	Notional Amount (in millions)	Status	Maturity Date
Entered into December 2018:						
February 3, 2019	2.7490%	—	Matured	—	Matured	November 3, 2023
February 3, 2020	2.7350%	—	Matured	—	Matured	November 3, 2023
February 3, 2021	2.7360%	—	Matured	—	Matured	November 3, 2023
February 3, 2022	2.7800%	—	Matured	—	Matured	November 3, 2023
Entered into February 2021:						
February 9, 2021	2.34150% (1)	1,350.0	Active	1,350.0	Active	February 9, 2026
Total		$ 1,350.0		$ 1,350.0		

(1) Fixed rate paid prior to the May 9, 2023 amendment was 2.3820%.

Fair Values of Derivatives on the Consolidated Balance Sheets

The fair values of our derivatives and their location on the Consolidated Balance Sheets as of December 31, 2024 and 2025 were as follows:

(In millions)		December 31, 2024		December 31, 2025	
		Assets	Liabilities	Assets	Liabilities
Derivatives designated as hedging instruments	**Location**				
Interest rate swaps	Other current assets	$ 39.6	$ —	$ 4.0	$ —
Interest rate swaps	Other non-current assets	6.6	—	—	—
Interest rate swaps	Other current liabilities (1)	—	17.3	—	3.0
Interest rate swaps	Other non-current liabilities	—	3.0	—	—
Total		$ 46.2	$ 20.3	$ 4.0	$ 3.0

(1) The entire balance is comprised of the financing component of the pay-fixed interest rate swap.

For financial statement presentation purposes, we do not offset assets and liabilities under master netting arrangements and all amounts above are presented on a gross basis. The following table, however, is presented on a net asset and net liability basis:

	December 31, 2024			December 31, 2025		
(In millions)	Gross Amounts on Balance Sheet	Effects of Counterparty Netting	Net Amounts	Gross Amounts on Balance Sheet	Effects of Counterparty Netting	Net Amounts
Assets						
Interest rate swaps	$ 46.2	$ (20.3)	$ 25.9	$ 4.0	$ (3.0)	$ 1.0
Liabilities						
Interest rate swaps	$ 20.3	$ (20.3)	$ —	$ 3.0	$ (3.0)	$ —

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Table of Contents - 149 - Effect of Derivatives on the Consolidated Statements of Comprehensive Loss The effect of our derivatives and their location on the Consolidated Statements of Comprehensive Loss for the years ended December 31, 2023, 2024 and 2025 was as follows: Year Ended December 31, (In millions) 2023 2024 2025 Derivatives not designated as hedging instruments Location Interest rate swaps Interest income (expense) $ (15.5) $ — $ — Derivatives designated as hedging instruments Location Interest rate swaps Interest income (expense) $ 55.5 $ 57.6 $ 44.8 Interest expense was $221.6 million, $98.0 million and $82.7 million for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, the amount of cash flow hedge gain included within "Accumulated other comprehensive income" that is expected to be reclassified as a reduction to "Interest expense" through the February 9, 2026 maturity date is $4.0 million. See Note 15, "Accumulated Other Comprehensive Income," for information regarding changes in fair value of our derivatives designated as hedging instruments. Credit-risk-related Contingent Features We have agreements with interest rate swap counterparties that contain a provision whereby if we default on any of our material indebtedness, then we could also be declared in default of our interest rate swap agreements. As of December 31, 2025, our outstanding interest rate swap agreement was in a net asset position.

Table of Contents - 150 - 15. Accumulated Other Comprehensive Income Accumulated other comprehensive income consisted of the following: (In millions) Accumulated Foreign Currency Translation Adjustments Accumulated Gain on Derivative Contracts Accumulated Other Comprehensive Income Balance at December 31, 2022 $ (10.0) $ 81.4 $ 71.4 Foreign currency translation adjustments, net of tax expense of $1.0 million 8.0 — 8.0 Unrealized gain on derivative contracts, net of tax expense of $3.8 million — 10.8 10.8 Amount reclassified from Accumulated comprehensive income (loss) into earnings, net of tax expense of $10.3 million (1) — (29.9) (29.9) Balance at December 31, 2023 $ (2.0) $ 62.3 $ 60.3 Foreign currency translation adjustments, net of tax benefit of $0.3 million (8.2) — (8.2) Unrealized gain on derivative contracts, net of tax expense of $4.9 million — 15.1 15.1 Amount reclassified from Accumulated comprehensive income (loss) into earnings, net of tax expense of $14.5 million (2) — (43.1) (43.1) Balance at December 31, 2024 $ (10.2) $ 34.3 $ 24.1 Foreign currency translation adjustments, net of tax benefit of $1.3 million 15.2 — 15.2 Unrealized gain on derivative contracts, net of tax expense of $0.6 million — 2.0 2.0 Amount reclassified from Accumulated comprehensive income (loss) into earnings, net of tax expense of $11.0 million (3) — (33.8) (33.8) Balance at December 31, 2025 $ 5.0 $ 2.5 $ 7.5 (1) Includes a reduction to interest expense recognized $55.6 million related to the cash flow hedge gain for the year ended December 31, 2023, partially offset by an increase to interest expense for the amortization of off-market swap value and accumulated loss at hedge de-designation of $15.5 million. (2) Includes a reduction to interest expense recognized of $57.7 million related to the cash flow hedge gain for the year ended December 31, 2024. (3) Includes a reduction to interest expense recognized of $44.9 million related to the cash flow hedge gain for the year ended December 31, 2025.

Table of Contents - 151 - 16. Segment Reporting We have organized our operations into two operating segments, which correspond directly to our reportable segments: Public Cloud, a services-centric, capital-light model providing value-added cloud solutions through managed services, Elastic Engineering and professional services offerings for customer environments hosted on the AWS, Microsoft Azure and Google Cloud public cloud platforms; and Private Cloud, a technology-forward, capital-intensive model providing managed service offerings for customer environments hosted in one of our data centers as well as in those owned by customers or by third parties such as colocation providers. Private Cloud also includes our legacy OpenStack Public Cloud business that we ceased to actively market to customers in 2017. This two-business unit operating model allows for each segment to be managed separately based on the different service offerings and respective operational and marketing strategies, ensuring increased focus, delivery, and service quality for our customers. Our segments are based upon a number of factors, including, the basis for our budgets and forecasts, organizational and management structure and the financial information regularly provided to our Chief Operating Decision Maker (“CODM”), who we have determined to be our Chief Executive Officer. Our Board appointed a new chief executive officer, effective September 3, 2025, who immediately assumed the CODM responsibilities. The CODM is responsible for making key operating and strategic decisions to assess performance for each segment. We assess financial performance of our segments on the basis of revenue and segment operating profit. The CODM utilizes both revenue and segment operating profit or loss before interest and income taxes to allocate resources and assesses performance of each segment by comparing actual revenue and operating profit or loss results, respectively, to historical results and previously forecasted financial information. Segment operating profit includes expenses directly attributable to running the respective segments' business. This excludes any corporate overhead expenses. We have centralized corporate functions that provide services to the segments in areas such as accounting, information technology, marketing, legal and human resources. Corporate function costs that are not allocated to the segments are included in the row labeled "Corporate functions" in the table below.

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The table below presents revenue and segment operating profit by reportable segment and a reconciliation of consolidated segment operating profit to consolidated loss before income taxes for the years ended December 31, 2023, 2024 and 2025.

	Year Ended December 31,		
(In millions)	2023	2024	2025
Public Cloud			
Revenue	$ 1,742.7	$ 1,682.6	$ 1,696.0
Third party infrastructure (1)	(1,320.7)	(1,325.1)	(1,328.9)
Other cost of revenue (2)	(228.6)	(202.6)	(211.3)
Other segment items (3)	(111.6)	(110.7)	(88.2)
Segment operating profit	$ 81.8	$ 44.2	$ 67.6
Private Cloud			
Revenue	$ 1,214.4	$ 1,054.5	$ 989.7
Cost of revenue	(749.1)	(646.8)	(624.3)
Other segment items (3)	(122.3)	(113.3)	(113.0)
Segment operating profit	$ 343.0	$ 294.4	$ 252.4
Total Consolidated			
Revenue	$ 2,957.1	$ 2,737.1	$ 2,685.7
Segment operating profit	$ 424.8	$ 338.6	$ 320.0
Corporate functions	(267.6)	(233.0)	(193.9)
Share-based compensation expense	(65.4)	(63.4)	(45.1)
Transaction related adjustments, net (4)	(5.2)	(5.2)	(2.5)
Restructuring and transformation expenses (5)	(56.7)	(58.5)	(32.3)
Hosted Exchange incident expenses, net of proceeds received or expected to be received under our insurance coverage	4.8	1.4	—
Amortization of intangible assets (6)	(161.0)	(154.1)	(146.9)
Impairment of goodwill	(708.8)	(714.9)	—
UK office closure (7)	(12.1)	—	—
Impairment of assets, net	(52.2)	(20.0)	—
Interest expense	(221.6)	(98.0)	(82.7)
Gain on investments, net	0.3	0.1	0.3
Gain on debt extinguishment, net of debt modification costs	271.3	147.2	—
Other expense, net	(5.0)	(21.7)	(18.7)
Total consolidated loss before income taxes	$ (854.4)	$ (881.5)	$ (201.8)

(1) Represents usage charges from public cloud infrastructure providers.

(2) Other cost of revenue excludes third party infrastructure expenses and is comprised of certain license costs, labor, and other designated expenses.

(3) Other segment items for each segment include directly allocable research and development expenses, sales and marketing expenses, and certain other general and administrative expenses.

(4) Includes purchase accounting adjustments, exploratory acquisition and divestiture costs, and expenses related to financing activities.

(5) Includes consulting and advisory fees related to business transformation and optimization activities, as well as associated severance, certain facility closure costs, and lease termination expenses. Also includes payroll taxes associated with the exercise of stock options and vesting of restricted stock. The year ended December 31, 2024 includes a $9.0 million MEIA early termination fee associated with the sale of our corporate headquarters in March 2024.

(6) All of our intangible assets are attributable to acquisitions, including the Rackspace Acquisition in 2016.

(7) Expense recognized related to the closure of a UK office that we exited in the second quarter of 2023 prior to the lease end date.

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Table of Contents - 153 - The table below presents depreciation expense included in segment operating profit above for the years ended December 31, 2023, 2024 and 2025. Year Ended December 31, (In millions) 2023 2024 2025 Public Cloud $ 9.2 $ 7.0 $ 6.9 Private Cloud 171.3 115.1 124.1 Corporate functions 28.2 19.2 20.4 Total depreciation expense $ 208.7 $ 141.3 $ 151.4 Management does not use total assets by segment to evaluate segment performance or allocate resources. As such, total assets by segment are not disclosed. Geographic Information The table below presents revenue by country for the years ended December 31, 2023, 2024 and 2025. For the year ended December 31, 2025, we changed the basis for attributing revenue amounts to be based upon the customer’s primary address. Revenue amounts for the years ended December 31, 2023 and 2024 are based upon the location of the support function servicing the customer. Year Ended December 31, (In millions) 2023 2024 2025 United States $ 2,035.6 $ 1,847.7 $ 1,781.4 United Kingdom 484.5 468.0 365.2 Other foreign countries (1) 437.0 421.4 539.1 Total revenue $ 2,957.1 $ 2,737.1 $ 2,685.7 (1) No other foreign country had revenue that exceeded 10% of total consolidated revenue for the years ended December 31, 2023, 2024 and 2025. The table below presents property, equipment and software, net by country, based on the physical location of the assets: (In millions) December 31, 2023 December 31, 2024 December 31, 2025 United States $ 478.4 $ 480.8 $ 441.2 United Kingdom 109.0 100.3 97.6 Other foreign countries (1) 21.4 19.9 57.5 Total property, equipment and software, net $ 608.8 $ 601.0 $ 596.3 (1) No other foreign country had property, equipment and software, net that exceeded 10% of total consolidated property, equipment and software, net.

Table of Contents - 154 - 17. Condensed Financial Information of Registrant (Parent Company Only) RACKSPACE TECHNOLOGY, INC. (Parent Company Only) CONDENSED BALANCE SHEETS (In millions, except per share data) December 31, 2024 December 31, 2025 ASSETS Investment in subsidiaries of Parent $ (1,004.2) $ (1,219.5) Total assets $ (1,004.2) $ (1,219.5) LIABILITIES AND STOCKHOLDERS' DEFICIT Stockholders' deficit: Preferred stock, $0.01 par value per share: 5.0 shares authorized; no shares issued or outstanding — — Common stock, $0.01 par value per share: 1,495.0 shares authorized; 232.2 and 248.4 shares issued; 229.1 and 245.3 shares outstanding, respectively 2.3 2.5 Additional paid-in capital 2,682.8 2,709.7 Accumulated other comprehensive income 24.1 7.5 Accumulated deficit (3,682.4) (3,908.2) Treasury stock, at cost; 3.1 shares held (31.0) (31.0) Total stockholders' deficit (1,004.2) (1,219.5) Total liabilities and stockholders' deficit $ (1,004.2) $ (1,219.5) The accompanying note is an integral part of these condensed financial statements. RACKSPACE TECHNOLOGY, INC. (Parent Company Only) CONDENSED STATEMENTS OF COMPREHENSIVE LOSS Year Ended December 31, (In millions, except per share data) 2023 2024 2025 Equity in net losses in Parent's subsidiaries $ (837.8) $ (858.2) $ (225.8) Net loss and total comprehensive loss $ (837.8) $ (858.2) $ (225.8) Net loss per share Basic and diluted $ (3.89) $ (3.82) $ (0.95) Weighted average number of shares outstanding: Basic and diluted 215.3 224.8 238.7 The accompanying note is an integral part of these condensed financial statements. A condensed statement of cash flows has not been presented as Rackspace Technology did not have any cash as of, or at any point in time during, the years ended December 31, 2023, 2024 and 2025. NOTE TO CONDENSED FINANCIAL STATEMENTS OF REGISTRANT (Parent Company Only) Basis of Presentation These condensed parent company-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of Rackspace Technology, Inc. (“Parent”) (as defined in Rule 4-08(e)(3) of Regulation S-X) exceed 25% of the consolidated net assets of the Parent. The ability of Parent’s operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries’ New First Lien Credit Agreement, First Lien Credit Agreement and the Indentures, as described in Note 7, “Debt” to the audited consolidated financial statements. These condensed parent company financial statements have been prepared using the same accounting principles and policies described in the notes to the consolidated financial statements, with the only exception being that the parent company accounts for its subsidiaries using the equity method. These condensed financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included elsewhere in this report.

Table of Contents - 155 - ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE None. ITEM 9A – CONTROLS AND PROCEDURES Evaluation of Disclosure Controls and Procedures Under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of December 31, 2025 that our disclosure controls and procedures were effective such that the information relating to the company, including our consolidated subsidiaries, required to be disclosed in the reports we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Management's Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in Internal Control—Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2025. Our independent registered public accounting firm, KPMG LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in their report which appears in Part II, Item 8 of this Annual Report. Changes in Internal Control over Financial Reporting There were no changes in our internal control over financial reporting during the three months ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Inherent Limitations of Internal Controls Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Table of Contents - 156 - ITEM 9B – OTHER INFORMATION Rule 10b5-1 Trading Arrangements During the fiscal quarter ended December 31, 2025, none of the company’s directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (as each term is defined in Item 408 of Regulation S-K). ITEM 9C – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS Not applicable.

Table of Contents - 157 - PART III ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE The information required by this item is incorporated by reference to Rackspace Technology’s Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025. We have adopted the Rackspace Technology, Inc. Code of Conduct and Business Ethics (the “Code of Conduct”) that applies to all of our employees, officers and directors, including, without limitation, our Chief Executive Officer, Chief Financial Officer, and other finance organization employees. The Code of Conduct, as well as any waiver of a provision of the Code of Conduct granted to any senior officer or director or material amendment to the Code of Conduct, if any, may be found on our website at ir.rackspace.com under "Corporate Governance." We have adopted the Rackspace Technology, Inc. Securities Trading Policy which governs, among other things, the purchase, sale and/or other dispositions of our securities by our directors, officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of this policy is incorporated by reference in Exhibit 19.1 to this Annual Report on Form 10-K. ITEM 11 – EXECUTIVE COMPENSATION The information required by this item is incorporated by reference to Rackspace Technology’s Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025. ITEM 12 – SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS The information required by this item is incorporated by reference to Rackspace Technology’s Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025. ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE The information required by this item is incorporated by reference to Rackspace Technology’s Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025. ITEM 14 – PRINCIPAL ACCOUNTANT FEES AND SERVICES The information required by this item is incorporated by reference to Rackspace Technology’s Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2025.

Table of Contents - 158 - PART IV ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULES (a) The following documents are filed as part of this Annual Report: (1) Consolidated Financial Statements The consolidated financial statements filed as part of this report are listed on the Index to Consolidated Financial Statements in Item 8 of this Annual Report. (2) Financial Statement Schedules All schedules have been omitted because they are not required or the required information is shown in the consolidated financial statements or notes thereto. (3) Exhibits See the accompanying Index to Exhibits, which is incorporated by reference. ITEM 16 – 10-K SUMMARY None.

Table of Contents - 159 - INDEX TO EXHIBITS Exhibit Number Exhibit Description 3.1 Second Amended and Restated Certificate of Incorporation of Rackspace Technology, Inc. (incorporated by reference from Exhibit 3.1 to Rackspace Technology, Inc.’s Form S-8, filed on August 5, 2020) 3.2 Second Amended and Restated Bylaws of Rackspace Technology, Inc. (incorporated by reference from Exhibit 3.2 to Rackspace Technology, Inc.’s Form S-8, filed on August 5, 2020) 4.1 Indenture, dated as of December 1, 2020, among Rackspace Technology Global, Inc., the subsidiary guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated by reference from Exhibit 4.1 to Rackspace Technology, Inc.’s Form 8-K, filed on December 1, 2020) 4.2 Description of Capital Stock (incorporated by reference from Exhibit 4.2 to Rackspace Technology, Inc.’s Form 10-K for the year ended December 31, 2020) 4.3 Indenture, dated as of February 9, 2021, among Rackspace Technology Global, Inc., the subsidiary guarantors party thereto from time to time and Wells Fargo Bank, National Association, as trustee (incorporated by reference from Exhibit 4.1 to Rackspace Technology, Inc.'s Form 8-K, filed on February 9, 2021) 4.4 Indenture, dated March 12, 2024, among Rackspace Finance, LLC, the guarantors party thereto from time to time and Computershare Trust Company, N.A., as trustee (incorporated by reference from Exhibit 4.1 to Rackspace Technology, Inc.’s Form 8-K, filed on March 12, 2024) 10.1 First Lien Credit Agreement, dated as of November 3, 2016, among Inception Parent, Inc., Inception Merger Sub, Inc., the lenders party thereto, and Citibank, N.A., as administrative agent (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.’s Registration Statement on Form S-1, filed on July 10, 2020) 10.2 Joinder to First Lien Credit Agreement, dated as of November 3, 2016, by Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.) (incorporated by reference from Exhibit 10.2 to Rackspace Technology, Inc.’s Registration Statement on Form S-1, filed on July 10, 2020) 10.3 Incremental Assumption and Amendment Agreement, dated as of December 20, 2016, among Inception Parent, Inc., Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary loan parties, the lenders party thereto, and Citibank, N.A., as administrative agent (incorporated by reference from Exhibit 10.3 to Rackspace Technology, Inc.’s Registration Statement on Form S-1, filed on July 10, 2020) 10.4 Incremental Assumption and Amendment Agreement No. 2, dated as of June 21, 2017, among Inception Parent, Inc., Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary loan parties, the lenders party thereto, and Citibank, N.A., as administrative agent (incorporated by reference from Exhibit 10.4 to Rackspace Technology, Inc.’s Registration Statement on Form S-1, filed on July 10, 2020) 10.5 Incremental Assumption and Amendment Agreement No. 3, dated as of November 15, 2017, among Inception Parent, Inc., Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), the subsidiary loan parties, the lenders party thereto, and Citibank, N.A., as administrative agent (incorporated by reference from Exhibit 10.5 to Rackspace Technology, Inc.’s Registration Statement on Form S-1, filed on July 10, 2020) 10.6 Incremental Assumption Agreement No. 4, dated as of July 20, 2020, among Inception Parent, Inc., Rackspace Technology Global Inc., the subsidiary loan parties, the lenders party thereto and Citibank, N.A., as administrative agent (incorporated by reference from Exhibit 10.4 to Rackspace Technology, Inc.’s Form 8-K, filed on August 7, 2020) 10.7 Incremental Assumption Agreement No. 5, dated as of February 9, 2021, among Rackspace Technology Global, Inc., the subsidiary loan parties, the lenders party thereto and Citibank, N.A., as administrative agent (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.’s Form 8-K, filed on February 9, 2021) 10.8 First Lien Credit Agreement, dated March 12, 2024, among Rackspace Finance Holdings, LLC, Rackspace Finance, LLC, the lenders and issuing banks party thereto and Citibank, N.A., as administrative agent and Citibank, N.A., acting through its agency & trust business, as collateral agent (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.’s Form 8-K, filed on March 12, 2024) 10.9 Successor Agent Appointment and Agency Transfer Agreement, dated as of November 15, 2024, among

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		Rackspace Technology Global, Inc., the subsidiary loan parties party thereto, the lenders party thereto, Citibank, N.A., as the predecessor administrative agent, Citibank, N.A., acting through its agency & trust business, as the predecessor collateral agent, and Wilmington Trust, National Association, as the successor administrative agent and as the successor collateral agent (incorporated by reference from Exhibit 10.9 to Rackspace Technology, Inc.'s Form 10-K for the year ended December 31, 2024)
10.10		Incremental Assumption and Amendment Agreement No. 1, dated March 12, 2024, among Rackspace Finance Holdings, LLC, Rackspace Finance, LLC, the subsidiary loan parties party thereto, the lenders party thereto and Citibank, N.A., as administrative agent (incorporated by reference from Exhibit 10.2 to Rackspace Technology, Inc.'s Form 8-K, filed on March 12, 2024)
10.11		Amended and Restated Investor Rights Agreement, dated as of August 4, 2020, among Rackspace Technology, Inc., Searchlight Capital II, L.P., Searchlight Capital II PV, L.P. and AP VIII Inception Holdings, L.P. (incorporated by reference from Exhibit 10.2 to Rackspace Technology, Inc.'s Form 8-K, filed on August 7, 2020)
10.12		Amended and Restated Investor Rights Agreement, dated as of August 4, 2020, among Rackspace Technology, Inc., DPH 123, LLC, ACE Investment Holdings, LLC, AP VIII Inception Holdings, L.P. and solely for purposes of Section 4.1 thereof, ABRY Partners VIII, L.P. (incorporated by reference from Exhibit 10.3 to Rackspace Technology, Inc.'s Form 8-K, filed on August 7, 2020)
10.13		Amendment to Amended and Restated Investor Rights Agreement, dated as of December 7, 2020, between Rackspace Technology, Inc., AP VIII Inception Holdings, L.P. and Searchlight (incorporated by reference from Exhibit 10.9 to Rackspace Technology, Inc.'s Form 10-K for the year ended December 31, 2020)
10.14		Amendment to Amended and Restated Investor Rights Agreement, dated as of December 7, 2020, between Rackspace Technology, Inc., AP VIII Inception Holdings, L.P. and ABRY (incorporated by reference from Exhibit 10.10 to Rackspace Technology, Inc.'s Form 10-K for the year ended December 31, 2020)
10.15		Registration Rights Agreement, dated as of August 4, 2020, among Rackspace Technology, Inc. and the Holders party thereto (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 8-K, filed on August 7, 2020)
10.16		Agreement and Plan of Merger, dated as of September 6, 2017, among Rackspace Technology, Inc. (f.k.a. Inception Topco, Inc.), Drake Merger Sub I, Inc., Drake Merger Sub II, LLC, Inception Intermediate, Inc., Inception Parent, Inc., Rackspace Technology Global, Inc. (f.k.a. Rackspace Hosting, Inc.), Datapipe Holdings, LLC, Datapipe Parent, Inc. and the key stockholders party thereto (incorporated by reference from Exhibit 10.9 to Rackspace Technology, Inc.'s Registration Statement on Form S-1, filed on July 10, 2020)
10.17		Receivables Purchase Agreement, dated September 29, 2023, by and among Rackspace Receivables II LLC, the persons from time to time party thereto, PNC Bank, National Association, Rackspace US, Inc. and PNC Capital Markets LLC (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 8-K, filed on October 4, 2023)
10.18		Receivables Purchase Agreement, dated as of September 29, 2023, by and among Rackspace Receivables II LLC, Rackspace Receivables Canada Limited, the persons from time to time party thereto as purchasers, PNC Bank, National Association, Rackspace US, Inc., Rackspace International GmbH, Rackspace Limited and Onica Technologies Canada Inc. and PNC Capital Markets LLC as structuring agent (incorporated by reference from Exhibit 10.17 to Rackspace Technology, Inc.'s Form 10-K for the year ended December 31, 2023)
10.19	†	Employment Agreement between the Company and Amar Maletira, dated October 16, 2020 (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 8-K, filed on October 21, 2020)
10.20	†	Amended and Restated Employment Agreement between Rackspace Technology, Inc. and Amar Maletira, effective September 27, 2022 (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended September 30, 2022)
10.21	†	Separation Agreement and Release of Claims by and between Rackspace Technology, Inc. and Amar Maletira, dated September 6, 2025 (incorporated by reference from Exhibit 10.2 to Rackspace Technology, Inc.'s Form 8-K/A, filed on September 11, 2025)
10.22	†	Employment Agreement by and between Rackspace Technology, Inc. and Gajen Kandiah, dated August 30, 2025 (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 8-K, filed on September 2, 2025)
10.23	†	Amended and Restated Employment Agreement between Rackspace US, Inc. and Mark Marino, effective January 12, 2024 (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 8-

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		K, filed on January 12, 2024)
10.24	†	Employment Agreement between Rackspace US, Inc. and Brian Lillie, effective January 16, 2023 (incorporated by reference from Exhibit 10.6 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended March 31, 2024)
10.25	†	Separation Agreement and Release between Rackspace US, Inc. and Brian Lillie (incorporated by reference from Exhibit 10.23 to Rackspace Technology, Inc.'s Form 10-K for the year ended December 31, 2024)
10.26	†	Employment Agreement between Rackspace US, Inc. and Dharmendra Kumar ("DK") Sinha, effective July 13, 2022 (incorporated by reference from Exhibit 10.7 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended March 31, 2024)
10.27	†	Employment Agreement between Rackspace US, Inc. and Srinivas Koushik, dated December 15, 2021 (incorporated by reference from Exhibit 10.25 to Rackspace Technology, Inc.'s Form 10-K for the year ended December 31, 2024)
10.28	†	Form of Non-Qualified Stock Option Agreement between Rackspace Technology, Inc. and each of the named executive officers (other than the Chief Executive Officer) under the 2017 Incentive Plan (incorporated by reference from Exhibit 10.20 to Rackspace Technology, Inc.'s Amendment No. 2 to Registration Statement on Form S-1/A, filed on July 27, 2020)
10.29	†	Form of Non-Qualified Stock Option Agreement between Rackspace Technology, Inc. and certain of the Directors under the 2017 Incentive Plan (incorporated by reference from Exhibit 10.24 to Rackspace Technology, Inc.'s Amendment No. 2 to Registration Statement on Form S-1/A, filed on July 27, 2020)
10.30	†	Form of Performance Stock Unit Agreement between Rackspace Technology, Inc. and certain of its executive officers under the 2020 Equity Incentive Plan (incorporated by reference from Exhibit 10.2 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended March 31, 2022)
10.31	†	Form of Cash-Settled Performance Unit Agreement between Rackspace Technology, Inc. and certain of its executive officers under the 2020 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended March 31, 2023)
10.32	†	Form of Restricted Stock Unit Award Agreement between Rackspace Technology, Inc. and certain of its executive officers under the 2020 Equity Incentive Plan (incorporated by reference from Exhibit 10.2 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended June 30, 2024)
10.33	†	Form of Cash-Settled Performance Award Agreement between Rackspace Technology, Inc. and certain of its executive officers under the 2020 Equity Incentive Plan (incorporated by reference from Exhibit 10.3 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended June 30, 2024)
10.34	†	Form of Restricted Stock Unit Award Agreement between Rackspace Technology, Inc. and certain of its directors under the 2020 Equity Incentive Plan (incorporated by reference from Exhibit 10.4 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended June 30, 2024)
10.35	†	Form of Restricted Stock Unit Inducement Award Agreement (incorporated by reference from Exhibit 4.1 to Rackspace Technology, Inc.'s Form S-8, filed on September 4, 2025)
10.36	†	Form of Non-Qualified Stock Option Inducement Award Agreement (incorporated by reference from Exhibit 4.2 to Rackspace Technology, Inc.'s Form S-8, filed on September 4, 2025)
10.37	†	Rackspace Technology, Inc. Equity Incentive Plan, dated as of April 7, 2017 (incorporated by reference from Exhibit 10.27 to Rackspace Technology, Inc.'s Amendment No. 2 to Registration Statement on Form S-1/A, filed on July 27, 2020)
10.38	†	Rackspace Technology, Inc. 2020 Equity Incentive Plan (incorporated by reference from Exhibit 4.2 to Rackspace Technology, Inc.'s Registration Statement on Form S-8, filed on August 5, 2020)
10.39	†	Rackspace Technology, Inc. Amendment No. 1 to 2020 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended June 30, 2022)
10.40	†	Rackspace Technology, Inc. Amendment No. 2 to 2020 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended June 30, 2023)
10.41	†	Rackspace Technology, Inc. Amendment No. 3 to 2020 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended June 30, 2024)
10.42	†	Rackspace Technology, Inc. Employee Stock Purchase Plan (incorporated by reference from Exhibit 4.3 to Rackspace Technology, Inc.'s Registration Statement on Form S-8, filed on August 5, 2020)
10.43	†	Rackspace Technology, Inc. Annual Cash Incentive Plan (incorporated by reference from Exhibit 10.8 to Rackspace Technology, Inc.'s Form 10-Q for the quarter ended September 30, 2020)
10.44	†	Rackspace Technology, Inc. Non-Employee Director Compensation Policy (incorporated by reference

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		from Exhibit 10.31 to Rackspace Technology, Inc.'s Registration Statement on Form S-1, filed on July 10, 2020)
10.45	†	Rackspace Technology, Inc. Non-Employee Director Compensation Policy, effective January 1, 2025 (incorporated by reference from Exhibit 10.41 to Rackspace Technology, Inc.'s Form 10-K for the year ended December 31, 2024)
10.46	†	Rackspace Technology, Inc. Executive Change in Control Severance Plan (incorporated by reference from Exhibit 10.1 to Rackspace Technology, Inc.'s Form 8-K, filed on March 18, 2021)
10.47	†	Form of Indemnification Agreement (incorporated by reference from Exhibit 10.32 to Rackspace Technology, Inc.'s Amendment No. 2 to Registration Statement on Form S-1/A, filed on July 27, 2020)
16.1		Letter from PricewaterhouseCoopers LLP, dated March 27, 2025 (incorporated by reference from Exhibit 16.1 to Rackspace Technology, Inc.'s Form 8-K, filed on March 27, 2025)
19.1		Rackspace Technology, Inc. Securities Trading Policy (incorporated by reference from Exhibit 19.1 to Rackspace Technology, Inc.'s Form 10-K for the year ended December 31, 2024)
21.1	*	Subsidiaries of the registrant
23.1	*	Consent of KPMG LLP, independent registered public accounting firm
23.2	*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
31.1	*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	**	Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	**	Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97		Rackspace Technology, Inc. Executive Officer Incentive Compensation Clawback Policy (incorporated by reference from Exhibit 97 to Rackspace Technology, Inc.'s Form 10-K for the year ended December 31, 2023)
101.INS	*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	*	Inline XBRL Taxonomy Extension Schema Document
101.CAL	*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

** Furnished herewith.

† Indicates management contract or compensatory plan.

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Table of Contents - 163 - SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized. RACKSPACE TECHNOLOGY, INC. Date: March 6, 2026 By: /s/ Mark Marino Mark Marino Chief Financial Officer

Table of Contents - 164 - Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Signature Title Date /s/ Gajen Kandiah Chief Executive Officer; Director March 6, 2026 Gajen Kandiah (Principal Executive Officer) /s/ Mark Marino Chief Financial Officer March 6, 2026 Mark Marino (Principal Financial and Accounting Officer) /s/ Betsy Atkins Director March 6, 2026 Betsy Atkins /s/ Jeffrey Benjamin Director March 6, 2026 Jeffrey Benjamin /s/ Mitch Garber Director March 6, 2026 Mitch Garber /s/ Mark Gross Director March 6, 2026 Mark Gross /s/ Anthony Roberts Director March 6, 2026 Anthony Roberts /s/ Anthony Scott Director March 6, 2026 Anthony Scott /s/ Aaron Sobel Director March 6, 2026 Aaron Sobel